NI 43-101 AND NI 43-101F1
TECHNICAL REPORT
UPDATED MINERAL RESOURCE ESTIMATE
AND UPDATED PRELIMINARY FEASIBILITY STUDY
FOR THE
TERRONERA PROJECT
JALISCO STATE
MEXICO

Report Date: September 17, 2018
Effective Date: August 7, 2018

Qualified Persons:
Peter J. Smith, P.Eng.
Eugenio Iasillo, P.E.
Eugene Puritch, P.Eng., F.E.C., CET
Yungang Wu, P.Geo.
David Burga, P.Geo.
Benjamin Peacock, P.Eng.
Humberto Preciado, P.E.

Prepared For:
Endeavour Silver Corp.
1130 – 609 Granville Street
Vancouver, B.C., Canada, V7Y 1G5

Terronera Project Updated Mineral Resource Estimate & Updated Preliminary Feasibility Study

TABLE OF CONTENTS

1	SUMMARY		1
	1.1	INTRODUCTION	1
	1.2	LOCATION AND PROPERTY DESCRIPTION	2
	1.3	OWNERSHIP	2
	1.4	HISTORY	3
	1.5	GEOLOGY AND MINERALIZATION	3
	1.6	EXPLORATION	4
	1.7	2013 MINERAL RESOURCE ESTIMATE	4
	1.8	2017 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	5
	1.9	2018 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	5
	1.10	MINERAL PROCESSING AND METALLURGICAL TESTING	7
	1.11	MINING METHODS	7
	1.12	RECOVERY METHODS	7
	1.13	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT	8
	1.14	CAPITAL AND OPERATING COSTS	9
	1.15	ECONOMIC ANALYSIS	9
	1.16	CONCLUSIONS AND RECOMMENDATIONS	10
	1.17	ENVIRONMENTAL	11
	1.18	FURTHER STUDIES	11
2	INTRODUCTION AND TERMS OF REFERENCE		12
	2.1	TERMS OF REFERENCE	12
	2.2	SOURCES OF INFORMATION AND DATA	12
	2.3	QUALIFIED PERSONS	13
	2.4	UNITS AND CURRENCIES	13
3	RELIANCE ON OTHER EXPERTS		16
4	PROPERTY DESCRIPTION AND LOCATION		17
	4.1	PROPERTY OWNERSHIP AND DESCRIPTION	18
	4.2	OWNERSHIP AND PROPERTY DESCRIPTION	20
	4.3	MEXICAN REGULATIONS FOR MINERAL CONCESSIONS	21
	4.4	LICENSES, PERMITS AND ENVIRONMENT	21
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY		24
	5.1	ACCESSIBILITY AND LOCAL RESOURCES	24
	5.2	PHYSIOGRAPHY AND CLIMATE	24
	5.3	INFRASTRUCTURE	24
6	HISTORY		26
	6.1	SAN SEBASTIAN DEL OESTE MINING DISTRICT	26
	6.2	PREVIOUS MINERAL RESOURCE ESTIMATES	27

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	6.3	PREVIOUS MINE PRODUCTION	28
7	GEOLOGICAL SETTING AND MINERALIZATION		29
	7.1	REGIONAL GEOLOGY	29
	7.2	PROPERTY GEOLOGY	30
	7.3	DEPOSIT GEOLOGY	32
	7.4	STRUCTURE	32
	7.5	MINERALIZATION AND ALTERATION	32
8	DEPOSIT TYPES		33
9	EXPLORATION		35
	9.1	2010 TO 2016 EXPLORATION PROGRAMS	35
	9.2	2017 EXPLORATION PROGRAM	36
	9.3	TERRONERA NW	42
	9.4	QUITERIA WEST	43
	9.5	LOS ESPINOS-LA GUARDARRAYA	43
	9.6	EL JABALÍ	45
	9.7	EL FRAILE	48
	9.8	VISTA HERMOSA	49
	9.9	LA ESCONDIDA	50
	9.10	EL ARMADILLO	51
	9.11	LA ATREVIDA	52
	9.12	SANTANA	53
	9.13	PEÑA GORDA	55
	9.14	SAN JOAQUIN	56
10	DRILLING		58
	10.1	2011-2016 DRILLING	58
	10.2	2011 DRILLING PROGRAM	58
	10.3	2012 DRILLING PROGRAM	59
	10.4	2013 DRILLING PROGRAM	59
	10.5	2014 DRILLING PROGRAM	60
	10.6	2015 DRILLING PROGRAM	60
	10.7	2016 DRILLING PROGRAM	61
	10.8	2017 DRILLING PROGRAM	61
	10.9	2018 DRILLING PROGRAM	66
11	SAMPLE PREPARATION, ANALYSES AND SECURITY		67
	11.1	QUALITY ASSURANCE/QUALITY CONTROL (QA/QC) PROGRAM	68
	11.2	PERFORMANCE OF CERTIFIED REFERENCE MATERIALS	70
	11.3	DUPLICATE SAMPLES	74
	11.4	PERFORMANCE OF BLANK MATERIAL	76
	11.5	CHECK ASSAYS	78
12	DATA VERIFICATION		80
	12.1	DATABASE VERIFICATION	80

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	12.2	P&E SITE VISIT AND INDEPENDENT SAMPLING	80
13	MINERAL PROCESSING AND METALLURGICAL TESTING		83
	13.1	BASE CASE FLOTATION COMPARISON	83
	13.2	FLASH FLOTATION WITH REGRIND CIRCUIT	85
	13.3	METALLURGICAL STUDY	85
	13.4	METALLURGICAL TESTING	86
	13.5	MINERALOGY	88
	13.6	COMMINUTION TESTING	88
	13.7	GRIND CALIBRATION AND ROUGHER FLOTATION	89
	13.8	PROCESSING OPTIONS	89
	13.9	GRAVITY CONCENTRATION	90
	13.10	PROCESS MASS BALANCE	90
	13.11	CONCLUSIONS	90
	13.12	RECOMMENDATIONS	90
14	MINERAL RESOURCE ESTIMATE		92
	14.1	TERRONERA DEPOSIT MINERAL RESOURCE ESTIMATE	92
	14.2	LA LUZ DEPOSIT MINERAL RESOURCE ESTIMATE	104
15	MINERAL RESERVE ESTIMATE		118
	15.1	CUT-OFF GRADE	118
	15.2	MINING DILUTION	119
	15.3	MINING LOSS	122
	15.4	MINING OPERATING COST INPUTS	122
	15.5	MINERAL RESERVE ESTIMATE	124
16	MINING METHODS		126
	16.1	INTRODUCTION	126
	16.2	GEOTECHNICAL CONSIDERATIONS	127
	16.3	WASTE DEVELOPMENT	131
	16.4	CUT AND FILL MINING METHOD	133
	16.5	LONGHOLE MINING METHOD (PILLAR RECOVERY)	135
	16.6	REPRESENTATIVE DRAWINGS	135
	16.7	MINING BLOCKS	136
	16.8	GROUND SUPPORT	145
	16.9	HYDROGEOLOGY	151
	16.10	MINE SCHEDULES	152
	16.11	SERVICES	154
	16.12	EQUIPMENT	160
	16.13	MATERIAL HANDLING	161
17	RECOVERY METHODS		163
	17.1	SUMMARY	163
	17.2	PROCESS DESCRIPTION	164
	17.3	ENERGY AND WATER REQUIREMENTS	168
	17.4	BENEFICIATION PLANT PROCESS REAGENTS	169

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18	PROJECT INFRASTRUCTURE		170
	18.1	EXISTING INFRASTRUCTURE	170
	18.2	INFRASTRUCTURE FOR PROJECT	170
	18.3	PROCESS PLANT	171
	18.4	FILTER PLANT	171
	18.5	WASTE ROCK STORAGE STOCKPILES	171
	18.6	ANCILLARY BUILDINGS	171
	18.7	PROJECT ACCESS	172
	18.8	INTERNAL HAUL ROADS AND MINE ACCESS INFRASTRUCTURE	172
	18.9	POWER SUPPLY AND DISTRIBUTION	172
	18.10	WATER SUPPLY AND DISTRIBUTION	172
	18.11	WASTE MANAGEMENT	173
	18.12	SURFACE WATER CONTROL	173
	18.13	COMMUNICATIONS	173
	18.14	CAMP FACILITIES	173
19	MARKET STUDIES AND CONTRACTS		174
20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT		176
	20.1	TERRONERA PROJECT SURFACE FACILITIES LAYOUT	176
	20.2	ENVIRONMENTAL LIABILITY	176
	20.3	ENVIRONMENTAL PERMITTING BASIS	177
	20.4	EXISTING SITE CONDITIONS	182
	20.5	TAILINGS STORAGE FACILITY (TSF)	186
	20.6	ENVIRONMENTAL CONSIDERATIONS FOR TAILINGS STORAGE	188
	20.7	SOCIO-ECONOMIC AND COMMUNITY RELATIONS	191
	20.8	CULTURAL AND HISTORICAL RESOURCE STUDIES	192
	20.9	ARCHEOLOGICAL ARTIFACTS AND STUDIES	192
	20.10	RECLAMATION AND CLOSURE ACTIVITIES	192
21	CAPITAL AND OPERATING COSTS		194
	21.1	PREPARATION OF COST ESTIMATES	194
	21.2	BASIS OF COST ESTIMATES	195
	21.3	CAPITAL COSTS	197
	21.4	ESTIMATED COSTS FOR EXPANSION FROM 750 TPD TO 1,500 TPD	205
	21.5	TOTAL CAPITAL COSTS	208
	21.6	SUSTAINING CAPITAL COSTS	208
	21.7	MINE CLOSURE COSTS	210
	21.8	OPERATING COST ESTIMATES	210
22	ECONOMIC ANALYSIS		214
	22.1	INTRODUCTION	214
	22.2	TECHNICAL AND FINANCIAL ASSUMPTIONS	215
	22.3	ECONOMIC ANALYSIS SUMMARY	216
	22.4	CASH FLOWS	217
	22.5	TAXES AND TAX TREATMENT	219

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	22.6	SENSITIVITY ANALYSIS	219
23	ADJACENT PROPERTIES		221
	23.1	COMMENTS ON SECTION 23	222
24	OTHER RELEVANT DATA AND INFORMATION		223
	24.1	PROJECT EXECUTION PLAN	223
	24.2	DEVELOPMENT SCHEDULE	224
25	INTERPRETATION AND CONCLUSIONS		225
	25.1	INTERPRETATION	225
	25.2	CONCLUSIONS	227
26	RECOMMENDATIONS		228
	26.1	MINERAL RESOURCES AND RESERVES	228
	26.2	MINERAL PROCESSING AND METALLURGICAL TESTING	228
	26.3	MINING METHODS	228
	26.4	ENVIRONMENTAL	229
	26.5	FURTHER STUDIES	229
27	REFERENCES		230
28	CERTIFICATES		231
29	APPENDICES		239
	29.1	APPENDIX A SURFACE DRILL HOLE PLAN	240
	29.2	APPENDIX B 3D DOMAINS	242
	29.3	APPENDIX C LOG NORMAL HISTOGRAMS	244
	29.4	APPENDIX D VARIOGRAMS	249
	29.5	APPENDIX E AGEQ BLOCK MODEL CROSS SECTIONS & PLANS	255
	29.6	APPENDIX F CLASSIFICATION BLOCK MODEL CROSS SECTIONS & PLANS	270
	29.7	APPENDIX G CUT AND FILL MINING METHOD STEPS: TERRONERA, DRIFT AND FILL	285
	29.8	APPENDIX H CUT & FILL MINING METHOD STEPS: LA LUZ, RESUE	289
	29.9	APPENDIX I LONGHOLE MINING METHOD STEPS FOR SILL PILLAR RECOVERY TERRONERA AND LA LUZ	293
	29.10	APPENDIX J MINING SEQUENCE	297
	29.11	APPENDIX K PROCESS PLANT AND FILTER PLANT PLANS & SECTIONS	301

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LIST OF FIGURES

FIGURE 4.1 TERRONERA PROJECT LOCTION MAP	17
FIGURE 4.2 TERRONERA PROJECT CONCESSIONS MAP	19
FIGURE 5.1 VIEW OF TOPOGRAPHY SURROUNDING THE TOWN OF SAN SEBASTIAN	25
FIGURE 7.1 GEOLOGY OF THE SAN SEBASTIAN DEL OESTE AREA	30
FIGURE 7.2 TERRONERA PROPERTY GEOLOGY SHOWING LOCATION OF THE MINERALIZED VEIN	31
FIGURE 8.1 ALTERATION AND MINERALIZATION DISTRIBUTIONS WITHIN A LOW SULPHIDATION EPITHERMAL VEIN SYSTEM	34
FIGURE 9.1 SILVER RESULTS IN THE TERRONERA NORTH, QUITERIA WEST, LOS ESPINOS-GUARDARRAYA, AND EL JABALÍ AREAS, AT THE TERRONERA PROJECT	37
FIGURE 9.2 SILVER RESULTS IN EL PADRE, LA MADRE, LA LUZ, QUITERIA WEST, DEMOCRATA AND EL FRAILE AREAS, AT THE TERRONERA PROJECT	38
FIGURE 9.3 SILVER RESULTS IN THE DEMOCRATA, EL FRAILE, LA ESCONDIDA, VISTA HERMOSA, EL ARMADILLO, LA ATREVIDA, MIGUEL, LORENZANA, TERRONERA AND ZAVALA AREAS, AT THE TERRONERA PROJECT	39
FIGURE 9.4 SILVER RESULTS IN THE SANTA ANA AREA, AT THE TERRONERA PROJECT	40
FIGURE 9.5 SILVER RESULTS IN THE PEÑA GORDA AND LOS TABLONES AREAS, AT THE TERRONERA PROJECT	41
FIGURE 9.6 TERRONERA NW VEIN OUTCROP OF WHITE QUARTZ, MASSIVE, WITH VALUES OF 1.0 PPM AG	42
FIGURE 9.7 TERRONERA NW VEIN PHOTOGRAPH SHOWING FAULT DISPLACING VERTICALLY	43
FIGURE 9.8 LOS ESPINOS VEIN W/ THE PRESENCE OF FEO AND MNO, SPORADIC OXIDIZED PYRITE	44
FIGURE 9.9 LOS ESPINOS VEIN W/ PRESENCE OF FEO AND MNO, SPORADIC OXIDIZED PYRITE	45
FIGURE 9.10 EL JABALI SURFACE MAP AND PHOTOGRAPHS SHOWING GENERAL TREND OF THE ZONE	46
FIGURE 9.11 ISOLAVALUES DIAGRAMS, SHOWING THE TREND OF THE ANOMALIES OF SILVER AND LEAD, WITH ASSOCIATION TO THE NW TREND	47
FIGURE 9.12 ISOLAVALUES DIAGRAMS, SHOWING THE TREND OF THE ANOMALIES OF SILVER AND LEAD, WITH ASSOCIATION TO THE NW TREND	47
FIGURE 9.13 VIEW LOOKING AT NW OF THE EL FRAILE VEIN	48
FIGURE 9.14 MINE WORKING OVER THE VISTA HERMOSA VEIN, WITH WHITE AND CRYSTALLINE QUARTZ; WITH 0.90 M WIDTH	49
FIGURE 9.15 EL ÑERO MINE 1 M VEIN	50
FIGURE 9.16 PHOTOGRAPHS SHOWING	51
FIGURE 9.17 VEINLET OF QUARTZ, 10 CM , WITH MODERATE FEO, WEAK SELECTIVE ARGILLIZATION, SMALL FRAGMENTS OF RHYOLITE.	52
FIGURE 9.18 PHOTOGRAPHS SHOWING QUARTZ VEIN	54
FIGURE 9.19 PHOTOGRAPHS OF TRENCH	54
FIGURE 9.20 PANORAMIC VIEW OF THE SANTANA VEIN TRACE, WITH EVIDENCES OF VEINLETS OF QUARTZ AND FEO	55
FIGURE 9.21 PHOTOGRAPHS SHOWING THE PEÑA GORDA VEIN, WITH OUTCROOPS FOR APPROXIMATELY 1.4 KM	56
FIGURE 9.22 FORMAL OUTCROP OF THE LOS TABLONES VEIN (VEIN OF QUARTZ)	57
FIGURE 10.1 SURFACE MAP SHOWING COMPLETED DRILL HOLES (BLACK) IN 2017 AT THE TERRONERA PROJECT	62
FIGURE 10.2 DRILL INTERSECTIONS - LA LUZ VEIN	66
FIGURE 11.1 FLOWSHEET FOR CORE SAMPLING, PREPARATION AND ANALYSIS	69
FIGURE 11.2 CONTROL CHART FOR 2017 GOLD ASSAYS FROM THE CRM SAMPLE ENDEAVOUR SILVER-41	72
FIGURE 11.3 CONTROL CHART FOR 2017 SILVER ASSAYS FROM THE CRM SAMPLE ENDEAVOUR SILVER-41	72
FIGURE 11.4 CONTROL CHART FOR 2017 GOLD ASSAYS FROM THE CRM SAMPLE ENDEAVOUR SILVER-42	73
FIGURE 11.5 CONTROL CHART FOR 2017 SILVER ASSAYS FROM THE CRM SAMPLE ENDEAVOUR SILVER-42	73
FIGURE 11.6 CONTROL CHART FOR 2017 GOLD ASSAYS FROM THE CRM SAMPLE ENDEAVOUR SILVER-43	73
FIGURE 11.7 CONTROL CHART FOR 2017 SILVER ASSAYS FROM THE CRM SAMPLE ENDEAVOUR SILVER-43	74

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FIGURE 11.8 PERFORMANCE OF CRUSHED FIELD DUPLICATES FOR GOLD	75
FIGURE 11.9 PERFORMANCE OF CRUSHED FIELD DUPLICATES FOR SILVER	75
FIGURE 11.10 CONTROL CHART FOR GOLD BLANK SAMPLES	76
FIGURE 11.11 CONTROL CHART FOR SILVER BLANK SAMPLES	76
FIGURE 11.12 PERFORMANCE OF RE-ASSAYED ALS SAMPLES FOR SILVER	78
FIGURE 11.13 PERFORMANCE OF BUREAU VERITAS CHECK ASSAYS FOR GOLD	79
FIGURE 11.14 PERFORMANCE OF BUREAU VERITAS CHECK ASSAYS FOR SILVER	79
FIGURE 12.1 RESULTS OF LA LUZ VERIFICATION SAMPLING FOR AU BY P&E – JANUARY 2018	81
FIGURE 12.2 RESULTS OF LA LUZ VERIFICATION SAMPLING FOR AG BY P&E – JANUARY 2018	81
FIGURE 12.3 RESULTS OF LA LUZ VERIFICATION SAMPLING FOR AG BY P&E – JANUARY 2018	82
FIGURE 12.4 RESULTS OF TERRONERA VERIFICATION SAMPLING FOR AG BY P&E – JANUARY 2018	82
FIGURE 14.1 AG GRADE SWATH EASTING PLOT	102
FIGURE 14.2 AG GRADE SWATH NORTHING PLOT	102
FIGURE 14.3 AG GRADE SWATH ELEVATION PLOT	103
FIGURE 14.4 AG GRADE AND TONNAGE COMPARISONS FOR ID3 AND NN INTERPOLATION	103
FIGURE 14.5 AG GRADE SWATH EASTING PLOT	113
FIGURE 14.6 AG GRADE SWATH NORTHING PLOT	114
FIGURE 14.7 AG GRADE SWATH ELEVATION PLOT	114
FIGURE 14.8 AU GRADE SWATH EASTING PLOT	115
FIGURE 14.9 AU GRADE SWATH NORTHING PLOT	115
FIGURE 14.10 AU GRADE SWATH ELEVATION PLOT	116
FIGURE 14.11 AG GRADE AND TONNAGE COMPARISONS FOR ID3 AND NN INTERPOLATION	116
FIGURE 14.12 AU GRADE AND TONNAGE COMPARISONS FOR ID3 AND NN INTERPOLATION	117
FIGURE 15.1 STOPE DELINEATION AT TERRONERA	120
FIGURE 15.2 TERRONERA DEPOSIT TONNAGE-GRADE CURVE	122
FIGURE 15.3 LA LUZ DEPOSIT TONNAGE-GRADE CURVE	123
FIGURE 16.1 TERRONERA DEPOSIT LONGITUDINAL PROJECTION	126
FIGURE 16.2 LA LUZ DEPOSIT LONGITUDINAL PROJECTION	127
FIGURE 16.3 TERRONERA PILLARS AND ROCK CLASS DETAILS	129
FIGURE 16.4 LA LUZ PILLARS*	130
FIGURE 16.5 REPRESENTATIVE LEVEL DRAWINGS	135
FIGURE 16.6 REPRESENTATIVE CROSS SECTION OF MAIN RAMP AT TERRONERA AND LA LUZ	136
FIGURE 16.7 PLAN VIEW OF TERRONERA MINING BLOCKS	137
FIGURE 16.8 CROSS-SECTION OF M1 MINING BLOCK	138
FIGURE 16.9 CROSS-SECTION OF M2 MINING BLOCK	139
FIGURE 16.10 CROSS-SECTION OF M3 MINING BLOCK	140
FIGURE 16.11 CROSS-SECTION OF M4 MINING BOCK	141
FIGURE 16.12 CROSS-SECTION OF M5 MINING BLOCK	142
FIGURE 16.13 CROSS-SECTION OF M6 UPPER MINING BOCK	143
FIGURE 16.14 CROSS-SECTION OF M6 LOWER MINING BLOCK	144
FIGURE 16.15 TERRONERA MINE LONGITUDINAL PROJECTION, PILLARS, ROCK MASS QUALITY, FILL	151
FIGURE 16.16 IDEALIZED LONGITUDINAL PROJECTION OF TERRONERA VENTILATION SYSTEM	155
FIGURE 16.17 IDEALIZED LONGITUDINAL PROJECTION OF LA LUZ VENTILATION SYSTEM	156
FIGURE 16.18 ELECTRICAL LOADS AT TERRONERA AND LA LUZ	157
FIGURE 16.19 TERRONERA EMERGENCY EGRESS ROUTE	159
FIGURE 16.20 SURFACE MINE WASTE STOCKPILE BALANCE BY YEAR	162

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FIGURE 17.1 OVERALL PROCESS FLOW SHEET	167
FIGURE 18.1 MAP OF MAJOR PROJECT INFRASTRUCTURE (WOOD, 2018)	170
FIGURE 20.1 MAP OF MINE SURFACE FACILITIES LAYOUT (WOOD, 2018)	176
FIGURE 20.2 ENVIRONMENTAL PERMITTING STEPS FOR MINING PROJECTS IN MEXICO	178
FIGURE 20.3 MAP OF THE TSF LAYOUT (WOOD, 2018)	187
FIGURE 20.4 MAP OF THE MONDEÑO TAILINGS STORAGE AREA MONITORING WELL LOCATIONS (WOOD, 2018)	189
FIGURE 22.1 PRODUCTION PROFILE	214
FIGURE 22.2 AFTER-TAX ANNUAL AND CUMULATIVE CASH FLOW	217
FIGURE 22.3 AFTER-TAX NPV SENSITIVITY GRAPH	220
FIGURE 23.1 MINERA CIMARRON’S SANTA QUITERIA MINE	221
FIGURE 24.1 TERRONERA DEVELOPMENT SCHEDULE	224

LIST OF TABLES

TABLE 1.1 TERRONERA MINERAL RESOURCE ESTIMATE AT A CUT-OFF GRADE OF 150 G/T AGEQ (1-6)	5
TABLE 1.2 LA LUZ MINERAL RESOURCE ESTIMATE AT CUT-OFF GRADE OF 150G/T AGEQ (1-5)	6
TABLE 1.3 TERRONERA AND LA LUZ PROBABLE MINERAL RESERVE ESTIMATE (1)	6
TABLE 1.4 BASE CASE AFTER-TAX NPV & IRR SENSITIVITIES	10
TABLE 2.1 LIST OF ABBREVIATIONS	14
TABLE 4.1 CONCESSIONS AND TAXES ON EACH CONCESSION	20
TABLE 4.2 SUMMARY OF ENDEAVOUR SILVER’S SURFACE ACCESS RIGHTS	22
TABLE 6.1 SUMMARY OF HISTORIC EXPLORATION ON THE SAN SEBASTIAN PROPERTY	26
TABLE 10.1 TERRONERA PROJECT SURFACE DRILLING IN 2017	62
TABLE 10.2 2017 DRILL HOLE SUMMARY FOR THE LA LUZ SURFACE DRILLING PROGRAM	63
TABLE 10.3 SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE LA LUZ VEIN	64
TABLE 11.1 SUMMARY OF CONTROL SAMPLES USED FOR THE 2017 SURFACE EXPLORATION PROGRAM	69
TABLE 11.2 SUMMARY OF THE REFERENCE STANDARD MATERIAL SAMPLES USED DURING THE TERRONERA SURFACE DIAMOND DRILLING PROGRAM	70
TABLE 11.3 PERFORMANCE LIMITS FOR STANDARDS USED AT THE TERRONERA PROJECT	71
TABLE 11.4 COMPANY PROTOCOL FOR MONITORING STANDARD PERFORMANCE (1)	71
TABLE 11.5 SUMMARY OF ANALYSIS OF REFERENCE STANDARDS	72
TABLE 11.6 COMPARATIVE TABLE OF ORIGINAL VS RE-ASSAY VALUES	77
TABLE 13.1 COMPARISON OF PROCESSING OPTIONS	84
TABLE 13.2 METALLURGICAL DATA DEVELOPED BY ALS	85
TABLE 13.3 HEAD ANALYSES OF COMPOSITE SAMPLE TR2015- 1	87
TABLE 13.4 BASE CASE FLOW SHEET	87
TABLE 13.5 SAMPLES CHARACTERIZATION AND HEAD ASSAY, FIRE ASSAY, AND WHOLE ROCK ANALYSIS (%)	88
TABLE 13.6 BOND’S BALL MILL WORK INDEX TEST RESULTS	88
TABLE 13.7 COMMINUTION TESTING RESULTS	89
TABLE 14.1 DRILL HOLE DATABASE SUMMARY	93
TABLE 14.2 MODEL ROCK CODE DESCRIPTION AND VOLUME	94
TABLE 14.3 BASIC STATISTICS OF ALL CONSTRAINED ASSAYS AND SAMPLE LENGTH	95
TABLE 14.4 COMPOSITE SUMMARY STATISTICS	95
TABLE 14.5 AG GRADE CAPPING VALUES	96

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TABLE 14.6 AU GRADE CAPPING VALUES	96
TABLE 14.7 BLOCK MODEL DEFINITION	97
TABLE 14.8 AU AND AG BLOCK MODEL INTERPOLATION PARAMETERS	98
TABLE 14.9 TERRONERA MINERAL RESOURCE ESTIMATE AT CUT-OFF 150G/T AGEQ(1-6)	99
TABLE 14.10 SENSITIVITY TO MINERAL RESOURCE ESTIMATE	100
TABLE 14.11 AVERAGE GRADE COMPARISON OF COMPOSITES WITH BLOCK MODEL	101
TABLE 14.12 VOLUME COMPARISON OF BLOCK MODEL WITH GEOMETRIC SOLIDS	101
TABLE 14.13 LA LUZ MODEL ROCK CODE DESCRIPTION AND VOLUME	105
TABLE 14.14 BASIC STATISTICS OF ALL CONSTRAINED ASSAYS AND SAMPLE LENGTH	106
TABLE 14.15 COMPOSITE SUMMARY STATISTICS	106
TABLE 14.16 GRADE CAPPING VALUES	107
TABLE 14.17 BLOCK MODEL DEFINITION	108
TABLE 14.18 AU AND AG BLOCK MODEL INTERPOLATION PARAMETERS	109
TABLE 14.19 LA LUZ MINERAL RESOURCE ESTIMATE AT CUT-OFF 150G/T AGEQ (1-5)	110
TABLE 14.20 SENSITIVITY TO RESOURCE ESTIMATE	111
TABLE 14.21 AVERAGE GRADE COMPARISON OF COMPOSITES WITH BLOCK MODEL	112
TABLE 14.22 VOLUME COMPARISON OF BLOCK MODEL WITH GEOMETRIC SOLIDS	113
TABLE 15.1 CUT-OFF GRADE INPUT PARAMETERS	118
TABLE 15.2 CUT-OFF GRADE CALCULATIONS	119
TABLE 15.3 TERRONERA DILUTING GRADES BY MINING BLOCK	121
TABLE 15.4 LA LUZ DILUTING GRADES BY MINING BLOCK	121
TABLE 15.5 TERRONERA DEPOSIT MINERAL RESERVE CALCULATION	124
TABLE 15.6 LA LUZ DEPOSIT MINERAL RESERVE CALCULATION	125
TABLE 15.7 PROBABLE MINERAL RESERVE ESTIMATE	125
TABLE 16.1 MAXIMUM OPENING SPAN BY ROCK CLASS	128
TABLE 16.2 LATERAL WASTE DEVELOPMENT SUMMARY	132
TABLE 16.3 VERTICAL WASTE DEVELOPMENT SUMMARY	133
TABLE 16.4 PRELIM GROUND SUPPORT RECOMMENDATIONS FOR CUT & FILL STOPES	148
TABLE 16.5 SUMMARY OF PRELIMINARY CROWN PILLAR ASSESSMENT	149
TABLE 16.6 SUMMARY OF GROUNDWATER INFLOW ESTIMATES	152
TABLE 16.7 LATERAL WASTE DEVELOPMENT SCHEDULE BY TYPE AND PERIOD (METRES)	153
TABLE 16.8 VERTICAL WASTE DEVELOPMENT SCHEDULE BY TYPE AND PERIOD (METRES)	153
TABLE 16.9 PRODUCTION STOPING SCHEDULE BY MINING BLOCK (‘000’S TONNES)	154
TABLE 16.10 PRODUCTION STOPING SCHEDULE BY MINING METHOD (‘000’S TONNES)	154
TABLE 16.11 DEVELOPMENT AND PRODUCTION MINING EQUIPMENT	160
TABLE 16.12 SUPPORT, SUPERVISION AND SERVICES EQUIPMENT	160
TABLE 17.1 REAGENTS AND DOSAGE	169
TABLE 19.1 ANNUAL HIGH, LOW, AND AVERAGE LONDON PM FIX FOR GOLD AND SILVER	174
TABLE 20.1 ENVIRONMENTAL PERMITS REQUIRED FOR THE TERRONERA PROJECT	179
TABLE 20.2 RETURN PERIOD STORM EVENT PRECIPITATION	184
TABLE 21.1 MINE PRE-PRODUCTION CAPITAL INFRASTRUCTURE COSTS	198
TABLE 21.2 MINE PRE-PRODUCTION CAPITAL EQUIPMENT COSTS	198
TABLE 21.3 MINE PRE-PRODUCTION CAPITAL LATERAL DEVELOPMENT COSTS	199
TABLE 21.4 MINE PRE-PRODUCTION CAPITAL VERTICAL DEVELOPMENT COSTS	199
TABLE 21.5 MINE PRE-PRODUCTION CAPITAL INDIRECT COSTS	199
TABLE 21.6 SUMMARY OF MINE PRE-PRODUCTION COSTS	200

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TABLE 21.7 SITE PREPARATION & ROADS	200
TABLE 21.8 750 TPD PROCESS & FILTER PLANTS COST BREAKDOWN ($)	201
TABLE 21.9 DRY TAILINGS STORAGE FACILITY COST ESTIMATE	202
TABLE 21.10 SITE POWER & WATER SUPPLY ESTIMATED COSTS	203
TABLE 21.11 OWNER’S COSTS	203
TABLE 21.12 CONSTRUCTION CAMP COSTS	204
TABLE 21.13 ENGINEERING, PROCUREMENT, PROJECT & CONSTRUCTION MANAGEMENT	204
TABLE 21.14 SUMMARY OF 750 TPD CAPITAL COSTS	205
TABLE 21.15 MINE DEVELOPMENT ESTIMATED COSTS IN YEARS 1 & 2	206
TABLE 21.16 PROCESS & FILTER PLANTS EXPANSION ESTIMATED COSTS	206
TABLE 21.17 INDIRECT COSTS FOR EXPANSION TO 1,500 TPD	207
TABLE 21.18 SUMMARY OF EXPANSION TO 1,500 TPD CAPITAL COSTS	207
TABLE 21.19 SUMMARY OF TOTAL PROJECT CAPITAL COSTS	208
TABLE 21.20 SUSTAINING MINE DEVELOPMENT COSTS	209
TABLE 21.21 SUSTAINING DRY TAILINGS STORAGE FACILITY COSTS	209
TABLE 21.22 MINE CLOSURE COSTS	210
TABLE 21.23 POWER DEMAND	210
TABLE 21.24 MINE OPERATING COSTS	211
TABLE 21.25 MINE OPERATING COSTS AT TERRONERA AND LA LUZ	211
TABLE 21.26 PROCESS & FILTER PLANTS OPERATING COSTS	212
TABLE 22.1 BASE CASE FINANCIAL & TECHNICAL ASSUMPTIONS	216
TABLE 22.2 SUMMARY OF AFTER-TAX ECONOMIC ANALYSIS	216
TABLE 22.3 DISCOUNTED AFTER-TAX CASH FLOW MODEL	218
TABLE 22.4 BASE CASE AFTER-TAX NPV AND IRR SENSITIVITIES	219

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1	SUMMARY

1.1	Introduction

Endeavour Silver Corp. (Endeavour Silver) commissioned Smith Foster & Associates Inc. (SFA) to prepare an Updated Preliminary Feasibility Study (UPFS) for the Terronera Project compliant with Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101). Since the issuance of the Preliminary Feasibility Study (PFS) for the Terronera Project on April 3, 2017, Endeavour Silver has carried out further Mineral Resource drilling, tests, optimization studies, and analyses aimed at optimizing the performance and economics of the project. Endeavour Silver determined that the resulting material changes to the Mineral Resource justified the preparation of a new Technical Report.

Endeavour Silver is a mid-tier silver mining Company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production, Mineral Reserves, and Mineral Resources in Mexico. Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State, and the El Cubo and Bolañitos Mines, both located near the city of Guanajuato in Guanajuato State, Mexico. In July, 2018 Endeavour Silver began operations at its El Compas Mine in Zacatecas, Mexico.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101), and its Companion Policy 43-101 CP, as amended by the CSA and which came into force on June 30, 2011 and was unofficially amended on May 9, 2016.

This report has an effective date of August 7, 2018. The Mineral Resource and Mineral Reserve Estimates reported in this Technical Report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards and Definitions, as required under NI 43-101 regulations.

In this Technical Report, the term San Sebastián Property refers to the entire area covered by the mineral concessions, while the term Terronera Project refers to the area within the mineral concession and separate surface lands on which the current exploration programs and proposed mining, processing, and tailings storage will be conducted.

This Technical Report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals, and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The Qualified Persons (QPs) responsible for this report do not consider such errors to be material to the calculations presented herein.

The conclusions and recommendations in this report reflect the QPs best independent judgment in light of the information available at the time of writing.

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Summarized briefly below is key information in the Technical Report, including property description and ownership, geology and mineralization, the status of exploration and development, Mineral Resource and Mineral Reserve Estimates, mineral processing and metallurgical testing, environmental studies and permitting, capital and operating costs, economic analysis, and the QPs conclusions and recommendations.

1.2	Location and Property Description

The San Sebastián Properties of Endeavour Silver cover most of the historic San Sebastián silver and gold mining district located in southwestern Jalisco State, approximately 155 km southwest of Guadalajara and 40 km northeast of Puerto Vallarta near the town of San Sebastian del Oeste, accessible by paved and gravel roads. One small, high-grade, underground silver-gold mine, La Quiteria (300 tonnes per day - tpd), continues to operate in the district. The San Sebastián Properties surround the La Quiteria Mine and represent a new, district-scale, silver-gold exploration opportunity for the Company.

1.3	Ownership

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrial Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA retained a 2% NSR royalty on mineral production from part of the properties.

Endeavour Silver holds the Terronera Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Terronera Precious Metals S.A. de C.V.

At present, the Terronera Project is comprised of 23 mineral concessions totalling 17,961 hectares (ha) and certain surface lands upon which mining surface operations, mineral processing, and tailings and waste rock storage are proposed to occur. The core group of 10 concessions totalling 3,388 ha was owned by IMMSA. These concessions cover the main area of the known mining district.

In 2012, Endeavour Silver also filed and received title for 2 concessions (San Sebastián 10 Fracc. 1 and Fracc. 2) totalling 2,078 ha. Additionally, in 2013, Endeavour Silver filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totalling 4,163 ha. To date, 5 of these concessions have been titled, with the exception of San Sebastian 15 (fractioned in 3 claims) and San Sebastian 16.

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In 2015, Endeavour Silver acquired an option to purchase a group of properties (Los Pinos Fracc. I, Los Pinos Fracc. II and La Fundisión 2 Fracc. I, totalling 8,373 ha), surrounding the San Sebastián silver-gold Properties, from Agregados Mineros de Occidente S.A. de C.V. (AGREMIN). In addition, in 2017 Endeavour Silver also acquired from AGREMIN another option to purchase the La Única Fracc. II (3,538 ha) concession.

At the end of 2017, Endeavour Silver filed a total of 3 concessions at the southern boundary of the Terronera Properties, these concessions were called Cerro Gordo 1 (499.7 ha), Cerro Gordo 2 (500 ha), and Cerro Gordo 3 (400 ha). Titling of these concessions is in process.

The annual 2018 concession tax for the San Sebastian Properties is estimated to be approximately 3,980,426 Mexican pesos (pesos), which in US dollars ($) is equal to $199,021 at an exchange rate of 20 pesos to $1.00.

1.4	History

Although the San Sebastián silver and gold mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980’s and early 1990’s.

According to Southworth in his 1905 volume on Mexican mining, “These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions.” However, while this may have been the case, the data available and lack of large historic mine workings appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts such as Zacatecas which have been among the world class producers.

Ramirez, in his 1884 volume entitled “Noticia Histórica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico” does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.

As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.

1.5	Geology and Mineralization

The San Sebastián Properties cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

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The San Sebastián veins tend to be larger and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria Vein ranges up to 15 m thick, and the La Quiteria Mine averages about 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high-grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

1.6	Exploration

In 2010, Endeavour Silver commenced exploration activities on the Terronera Project and in 2011 the first drilling campaign was conducted at the Real Alto (Real, Animas-Los Negros, Escurana and Tajo Veins) and Quiteria West Targets. In 2012, the surface drilling program continued at Real Alto and a single deep drill hole was drilled at Quiteria West.

The drilling program over the Terronera Vein was conducted from early 2012 to the end of 2016. The structure has been tested with 149 drill holes totalling 43,526 m. Additionally 7 drill holes were completed at the Terronera North area (2,783 m).

In 2016, exploration activities focused on the definition and evaluation of new drilling targets around the Terronera Project and near the future Mine Operations. Nine drilling targets were tested, including the new discovery of La Luz.

Between 2011 and 2016, Endeavour Silver had drilled 70,885 m in 248 diamond drill holes over the entire Terronera Project. Holes were drilled from surface and 22,351 samples have been collected and submitted for analysis.

During 2017, a total of 12,252 m drilled in 47 drill holes, mainly conducted at La Luz (to date a total of 41 drill holes have been completed over the structure totalling 9,796 m of drilling), with the objective to add Mineral Resources to the Terronera Project. Eight other structures were also tested (El Muro, Los Espinos, Los Reyes, El Fraile, Vista Hermosa, La Escondida, La Atrevida and Quiteria West). The 2017 drilling program included 2,308 samples.

1.7	2013 Mineral Resource Estimate

The Mineral Resource Estimate discussed in the Technical Report Audit of the Mineral Resource Estimate for the San Sebastian Project dated March 27, 2014 was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of that Mineral Resource Estimate is December 31, 2013.

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1.8	2017 Mineral Resource and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve Estimates presented in the first PFS were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and unofficially ammended on May 9, 2016. The effective date of the Mineral Resource and Mineral Reserve Estimates is April 3, 2017.

1.9	2018 Mineral Resource and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve Estimates presented in this UPFS were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and unofficially ammended on May 9, 2016. The effective date of the Mineral Resource and Mineral Reserve Estimates is August 7, 2018.

1.9.1	Cut-off Grade

The Mineral Resource cut-off grade determined by P&E for the Terronera and La Luz Deposits was 150 g/t AgEq.

The Mineral Reserve cut-off grades determined by P&E for the Terronera and La Luz Deposits were 160 g/t and 216 g/t AgEq respectively.

See Section 14.12 for AgEq cut-off details for the Mineral Resource Estimate based on prices of $17/oz silver and $1,275/oz gold.

The Terronera and La Luz Mineral Resource Estimates at a cut-off grade of 150 g/t AgEq are given in Tables 1.1 and 1.2.

Table 1.1 Terronera Mineral Resource Estimate at a Cut-off Grade of 150 g/t AgEq (1-6)

Class	Tonnes ('000's)	Ag g/t	Contained Ag (k oz)	Au g/t	Contained Au (k oz)	AgEq g/t	Contained AgEq (k oz)
Indicated	4,237	240	32,658	2.20	299	405	55,083
Inferred	1,015	258	8,400	1.82	59	395	12,825

1.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the InferredMineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

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3.	The Mineral Resources in this report were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves.
4.	AgEq g/t = Ag g/t + (Au g/t x 75)
5.	Historical mined areas were depleted from the Terronera Vein wireframe.
6.	Mineral Resources are inclusive of Mineral Reserves.

Table 1.2 La Luz Mineral Resource Estimate at Cut-Off Grade of 150g/t AgEq (1-5)

Class	Tonnes ('000's)	Ag g/t	Contained Ag (k oz)	Au g/t	Contained Au (k oz)	AgEq g/t	Contained AgEq (k oz)
Indicated	126	192	779	13.60	55	1,212	4,904
Inferred	58	145	269	12.15	23	1,060	1,994

1.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.	The Mineral Resources in this report were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves.
4.	AgEq g/t = Ag g/t + (Au g/t x 75)
5.	Mineral Resources are inclusive of Mineral Reserves

A summary of the Terronera and La Luz Probable Mineral Reserve Estimate is given in Table 1.3.

Table 1.3 Terronera and La Luz Probable Mineral Reserve Estimate (1)

Deposit	Tonnes (‘000’s)	Au g/t	Ag g/t	AgEq g/t	Au oz (‘000’s)	Ag oz (‘000’s)	AgEq oz (‘000’s)
Terronera	4,559	2.00	226	376	290	33,082	54,832
La Luz	142	11.40	158	1,013	52	721	4,621
Total	4,701	2.28	224	395	342	33,803	59,453

1.	See Section 15.1 for Mineral Reserve cut-off details

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1.10	Mineral Processing and Metallurgical Testing

ALS Metallurgy (ALS) conducted locked and open cycle flotation testing for the Terronera project at its metallurgical testing facility in Kamloops, B.C. The primary objectives of the test program were to enhance the levels of precious metal recovery and improve final concentrate grade.

The open cycle flotation data developed by ALS Metallurgy indicate that by using a relatively coarse primary grind size, a medium grade gold and silver bearing second cleaner concentrate may be produced. The designed process flow includes a two stage crushing circuit followed by closed circuit grinding to achieve a flotation feed grind size of 80 percent passing 150 mesh (100 microns). Flash flotation inclusion in the grinding circuit improves the levels of recovery. A regrind circuit provides improved liberation of precious metals mineralization and higher final concentrate grade.

The UPFS is based on a 750 tpd throughput in Years 1 and 2 expanding to 1,500 tpd in Year 3. The project will produce a high grade concentrate. The expected overall levels of recovery are:

•	Gold 80.4 percent
•	Silver 84.6 percent

Further studies are recommended to upgrade the process plant feed, lower the grinding costs, and increase process recoveries.

1.11	Mining Methods

The underground mine operations at Terronera and La Luz will be accessed via main access ramps. In the case of Terronera, the ramp access will connect to a main haulage drift and in the case of La Luz it will connect approximately centrally to the deposit. Both deposits will be mined by cut-and-fill mining using trackless underground equipment, including scooptrams, haulage trucks, and electric-hydraulic drill jumbos for their primary ore production, and longhole mining for recovery of sill pillars.

1.12	Recovery Methods

A beneficiation plant utilizing Flash flotation was selected for recovery of precious metals present in the Terronera Deposit.

The Terronera Project comprises the following processing circuits:

•	Coarse ore storage yard (12,000 tonnes capacity)
•	Stock pile (2,000 tonnes capacity)
•	Crushing plant (two stage - closed circuit - 1,500 tpd capacity)
•	Fine ore storage lines A and B

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•	Primary grinding lines A and B (750 tpd capacity each)
•	Flotation Stages lines A and B (750 tpd capacity each)

o	Flash flotation
o	Rougher & Scavenger
o	Two stage cleaning

•	Final Concentrate sedimentation and filtration (1,500 tpd capacity)
•	Final Concentrate storage and shipping (1,500 tpd capacity)
•	Tailings sedimentation (1,500 tpd capacity)
•	Reclaimed and fresh water systems
•	Dry tailings filter plant
•	Dry stack tailings storage facility (TSF)

Power will be provided by on-site, natural gas-fired generators in Year 1 and 2 and by CFE via a new 115kV transmission line beginning Year 3.

Fresh water will be pumped from the underground (U/G) mining operations to a fresh water tank and fed by gravity to the process plant, fire water system, potable water system, and water trucks.

1.13	Environmental Studies, Permitting, and Social Impact

The Company submitted a Manifest of Environmental Impact (MIA) to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) in December, 2013.

A SEMARNAT permit for the Terronera Project was issued in October, 2014 for a 500 tpd project with tailings reporting to a traditional slurry deposit.

In February, 2017 a modified MIA application was issued by SEMARNAT to expand the proposed process rate to up to 1,500 tpd and to establish the tailings storage facility to store filtered dry tailings.

The Terronera Mine Project is designed to comply with the environmental regulations and standards in place in México. The mining infrastructure and supporting facilities are designed to minimize the impact to the natural environment.

Mexican law requires that an environmental monitoring program of surface and ground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented. The current SEMARNAT regulatory objective is to limit transmission of contaminants such that pre-mining environmental conditions are maintained downstream of the permitted mine perimeter. This program will be required before and during mining operations and after mine closure.

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The Terronera Mine tailings storage facility (“TSF”) will be designed to store filtered tailings, or “drystack” tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico. The Terronera TSF design accommodates approximately 3 million cubic metres of compacted tailings which provides a storage capacity for the life of the mine.

1.14	Capital and Operating Costs

The Terronera Project has an estimated initial capital cost of $75.8 million for the 750 tpd plant. The estimated capital cost to expand to 1,500 tpd in Year 3 is $39.2 million for a total estimated capital cost of $114.9 million.

Average operating costs over the 9.5 year life-of-mine (LOM) of $46.08 per tonne for mining, $19.58 per tonne for processing, and $8.40 per tonne for General and Administration were developed and estimated from first principles using unit labour and materials costs from Endeavour Silver’s current operations in Mexico.

1.15	Economic Analysis

This Technical Report contains forward-looking projections based on assumptions the QPs believe are reasonable. The projected mine production rates, development schedules, and estimates of future cash flows involve known and unknown risks, uncertainties, and other factors that may affect the actual results.

An economic analysis utilizing a pre-tax and after-tax cash flow financial model was prepared for the base case mine plan. The metal prices assumed in the base case are $17/oz silver and $1,275/oz gold.

Mexican tax policies for mining include an overriding royalty on gross revenues, after smelter deductions, of 0.5% applied to precious metal mines (gold, silver and platinum). A Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance. Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards etc. The Special Mining Duty and the overriding royalty are also deductible for the purpose of calculating corporate income tax. The financial model incorporates these taxes in computing the after-tax cash flow amounts, net present value (NPV), and internal rate of return (IRR).

The Terronera Project key financial indicators for the base case are as follows:

•	After-tax rate of return 23.5%
•	Project payback period 5.4 years
•	After-Tax Net Present Value (5% discount) of $117,818,000

Under the base case assumptions, these key indicators describe a financially viable project which, as the sensitivity analysis summarized in Table 1.3 demonstrates, has considerable upside potential should metal prices improve or operating costs decrease.

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Table 1.4 Base Case After-Tax NPV & IRR Sensitivities

Variance	Operating Costs			Initial Capital			Metal Prices
	NPV (5%) ($million)	IRR	Payback (yrs)	NPV (5%) ($million)	IRR	Payback (yrs)	NPV (5%) ($million)	IRR	Payback (yrs)
-20%	148.9	28.1%	5.0	132.5	28.6%	5.1	33.8	10.6%	7.2
-10%	133.4	25.8%	5.2	125.2	25.8%	5.2	76.1	17.3%	6.1
Base Case	117.8	23.5%	5.4	117.8	23.5%	5.4	117.8	23.5%	5.4
10%	99.7	20.6%	5.7	110.5	21.4%	5.6	154.7	28.4%	5.0
20%	81.3	17.7%	6.1	103.1	19.5%	5.8	191.6	33.2%	4.6

1.16	Conclusions and Recommendations

The Terronera Mineral Resource and Mineral Reserve Estimates presented conform to the current CIM Definition Standards for Mineral Resources and Mineral Reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” The estimation approach and methodology used is reasonable and appropriate based on the data available.

The project is subject to technical, legal, environmental, and political risks that are similar to the risks faced by Endeavour Silver on its current operations in Mexico. The QPs consider these risks to be manageable and should not have an adverse effect on the continued development of the Terronera Project.

Based on a review of the Terronera Project and the encouraging results to date, it is recommended that Endeavour Silver:

•	Continue exploratory drilling nearby mineralized bodies to extend the mine life
•	Investigate the inclusion of an HPGR crusher as the tertiary crusher to give the lowest energy requirement for size reduction. Estimated cost $25,000
•	Higher grade zones should be analyzed for metallic gold and silver content to address the possibility of the presence of coarse precious metal
•	Evaluate ore sorting techniques to upgrade the process plant feed. Estimated cost $5,000
•	Optimize the grinding circuit. Estimated cost $ 35,000
•	Conduct more detailed analyses based on additional or updated data for the deposit in order to support the next stage of engineering. Additional data requirements include:

o	Creating a 3D lithological model. Estimated cost $25,000
o	Creating a 3D structural model. Estimated cost $25,000

•

The rock mass characteristics in the immediate vicinity of the crown pillar and to the east of the Arroyo Fault zone should be better defined during the next phase of design or during the early stages of mining. Estimated cost $75,000 plus drilling

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•	Additional geomechanical logging should be completed to better define difference in structural trends around geomechanical drillhole KP16-02. Estimated cost $ 25,000
•

Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional vibrating wire piezometres could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability. Estimated cost including 60l/sec pump station $150,000

•	The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis. Estimated cost $ 15,000
•

Update the geomechanical domain definition, stability analyses, recommendations, and groundwater inflow estimate to account for the results of the additional data inputs and any changes to underground mine plan. Any significant changes to the mine plan should be reviewed from a geomechanical perspective

•

Advance the current preliminary TSF area design, associated hauling accessways, and tailings delivery infrastructure to construction design level in conjunction with the feasibility level analysis. Estimated cost $150,000

•	Refer to Table 16.2 for preliminary ground support recommendations for cut and fill stopes

1.17	Environmental

Wood Environment & Infrastructure Solutions, Inc. (formerly Amec Foster Wheeler Environment & Infrastructure Inc. referred throughout the document as Wood) recommends that, as the Terronera Project moves through its study and development process, timely applications that support the Proposed Development Schedule be submitted for all permits and approvals required in Mexico for mining developments as described in Section 20. Costs associated with these permits are included in the recommended budget referenced in the Section below.

1.18	Further Studies

Given the risk-mitigating features of the Terronera Project and the positive results of the economic analysis, the QPs consider the project is ready to proceed to Feasibility Study or, if the Company is sufficiently confident, to development and production.

The recommended budget to prepare a Feasibility Study is $1,200,000.

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2	INTRODUCTION AND TERMS OF REFERENCE

2.1	Terms of Reference

Endeavour Silver is a mid-tier silver mining Company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production and Mineral Reserves and Mineral Resources in Mexico. In addition to the San Sebastián property, Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State, the El Cubo and Bolañitos Mines, both located near the city of Guanajuato in Guanajuato State, and the El Compas Mine located in Zacatecas State.

Endeavour Silver commissioned Smith Foster & Associates Inc. (SFA) to prepare a Technical Report that updates the Preliminary Feasibility Study (PFS) issued for for the Terronera Project on May 18, 2017 compliant with Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101). The purpose of this Technical Report is to provide updates of the Mineral Resource, Mineral Reserve, engineering design, cost estimates, and economic analysis to evaluate the improved viability of the project.

The project was known as the San Sebastián Project, however, in March, 2015, Endeavour Silver formally changed the project name to the Terronera Project. The term San Sebastián Property, in this report, refers to the entire area covered by the mineral concessions, while the term Terronera Project refers to the area within the mineral concessions on which the exploration program and the proposed mining program was conducted.

2.2	Sources of Information and Data

The following sources of information and data were used in preparing this report:

•	Personal inspections of the Terronera site and surrounding area
•	Technical information provided by Endeavour Silver
•	Technical and cost information provided by the Commission Federal de Electricidad (CFE) concerning power supply for the project
•	Information provided by other experts with specific knowledge in their fields as described in Section 3: Reliance on Other Experts
•	Additional information obtained from public domain sources
•	Additional reports relevant to the study are listed in Section 27 References

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2.3	Qualified Persons

The Qualified Persons responsible for this report and the dates of their visits to the Terronera Project site and surrounding area are as follows:

QP Name	Certification	Company	Dates of Site Visit	Section Responsibility
Peter J. Smith	P.Eng	Smith Foster & Associates Inc.	Sep 11 & 12, 2014 and Nov 10, 2016	Sections 2 to 6, 18, 19, 21, 22, 24, 27. Co-author sections 1, 25, and 26
Eugenio Iasillo	P.E.	Process Engineering LLC	Sep 11 & 12, 2014 and Nov 10, 2016	Sections 13 and 17. Co-author sections 1, 25, and 26
Eugene Puritch	P.Eng. F.E.C., CET	P&E Mining Consultants Inc.	Sep 11, 2014	Section 15. Co- author sections 1, 4, 14, 16, 25, and 26
Yungang Wu	P.Eng.	P&E Mining Consultants Inc.		Co-author sections 1, 14, 25, and 26
David Burga	P.Geo.	P&E Mining Consultants Inc.	Sep 11, 2014, Oct 7, 2014, Jun 14, 2016 and Jan 9, 2018	Sections 7 to 12 & 23. Co-author sections 1, 4, 25, and 26
Benjamin Peacock	P.Eng.	Knight Piésold	Sept 7-10,2016 and Nov 30 to Dec 3, 2016	Co–author sections 1, 16, 25, and 26
Humberto Preciado	P.E.	Wood	Dec 11 to 14, 2015	Section 20. Co- author sections 1, 25, and 26

2.4	Units and Currencies

All currency amounts are stated in US dollars ($) or Mexican pesos (MXP), as specified, with costs and commodity prices typically expressed in US dollars. The exchange rate as of the report effective date of August 7, 2018 was approximately $1.00 equal to MXP20.00.

Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.1 provides a list of the abbreviations used throughout this report.

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Table 2.1 List of Abbreviations

Name	Abbreviations	Name	Abbreviations
arithmetic average of group of samples	mean	Life of Mine	LOM
atomic absorption	AA	Manifestacion de Impacto Ambiental	MIA
BSI Inspectorate	BSI	Milligram(s)	mg
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Millimetre(s)	mm
Canadian National Instrument 43-101	NI 43-101	Million ounces	mo
Carbon-in-leach	CIL	Million tonnes	Mt
Commission Federal de Electricidad	CFE	Million years	Ma
Centimetre(s)	cm	Minera Plata Adelente S.A. de C.V.	Minera Plata Adelente
Construction management	CM	Nearest Neighbor	NN
Copper	Cu	Net present value	NPV
Cubic feet per minute	cfm	Net smelter return	NSR
Day	d	North American Datum	NAD
Degree(s)	o	Not available/applicable	n.a.
Degrees Celsius	°C	Ordinary Kriging	OK
Digital elevation model	DEM	Ounces (troy)	oz
Dirección General de Minas	DGM	Ounces per year	oz/y
Endeavour Silver Corp	Endeavour Silver	Parts per billion	ppb
Endeavour Gold Corporation S.A de C.V.	Endeavour Gold	Parts per million (= g/t)	ppm
Estudio Tecnico Justificativo	ETJ	Potassium-Argon (referring to age date technique)	K-Ar
Global Positioning System	GPS	Pounds per square inch	psi
Gold	Au	Project management	PM
Gram (1g = 0.001 kg)	g	Qualified Person	QP
Grams per metric tonne	g/t	Quality Assurance/Quality Control	QA/QC

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Name	Abbreviations	Name	Abbreviations
Greater than	>	Robust relative standard deviation	RSD
Hectare(s)	ha	Rock Quality Designation	RQD
Horsepower	hp	Second	s
Inches, 2.54 cm	in or (")	Secretaria de Medio Ambiente y Recursos Naturales	SEMARNAT
Internal rate of return	IRR	Silver	Ag
Inverse Distance Weighted	IDW	Specific gravity	SG
Kilogram(s)	kg	Standard Reference Material	Standard
Kilometre(s)	km	System for Electronic Document Analysis and Retrieval	SEDAR
Kilovolt-amps	Kva	Système International d’Unités	SI
Lead	Pb	Tonne (metric)	t, T
Less than	<	Tonnes (metric) per cubic metre	t/m3, T/m3
Litre(s)	l	Tonnes (metric) per day	t/d, tpd
Megawatt	MW	Universal Transverse Mercator	UTM
Metre(s)	m	Zinc	Zn
Mexican Peso	mxp

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3	RELIANCE ON OTHER EXPERTS

This Technical Report relies on reports and statements from legal and technical experts who are not Qualified Persons (QPs) as defined by NI 43-101. The QPs responsible for the preparation of this report have reviewed the information and conclusions provided by the Other Experts and have determined that they conform to industry standards, are professionally sound, and are acceptable for use in this Technical Report.

The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to the authors of this report up to and including the effective date of the Technical Report
•	Assumptions, conditions, and qualifications as set forth in this report
•	Data, reports, and other information supplied by Endeavour Silver and other third party sources
•	The QPs, while taking full responsibility for the contents of the report, recognize the support of:

o	Endeavour Silver’s staff in Mexico including: Henry Cari, Manager, Projects; Luis Castro, VP Exploration; Cesar Bonilla, Environmental Manager, and Nelson Peña, Manager, Planning and Engineering
o	PM Ingenieria y Construccion, S.A. de C.V. (PMICSA) for its engineering and cost estimating services
o	Ing. José Luis Razura González and Ing. Roberto Trujillo for their permitting and environmental services

None of the authors of this Technical Report has researched or verified property title or mineral or land access rights for the Terronera Property and the authors of this Technical Report express no opinion as to the legal status of property ownership and rights as disclosed in Section 4 of this Technical Report. However, the authors have received a review of the mineral concession titles by the legal firm of Bufete Gonzales Olguin, Attorneys at Law, Mexico City, dated July 13, 2018 and August 7, 2018 verifying the accuracy of the land title which supports Section 4.

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4	PROPERTY DESCRIPTION AND LOCATION

The Terronera Project is in the northwestern portion of Jalisco State, near its border with the State of Nayarit, as shown in Figure 4.1. The Project is near the town of San Sebastián del Oeste, which also gives its name to the municipality and mining district which surrounds it.

The Project is situated between coordinates 20°39’45" and 21°02’30" north latitude and 104°35’00" and 104°51’00" west longitude (between UTM coordinates 514,860 and 524,860 east and 2,303,715 and 2,289,120 north Zone 13Q).

Figure 4.1 Terronera Project Loction Map

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4.1	Property Ownership and Description

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrial Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Terronera Precious Metals S.A. de C.V.

The Project is comprised of 23 mineral concessions (Table 4.1), totalling 17,961 ha.

The core group of 10 concessions was owned by IMMSA, totalling 3,388 ha. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA retains a 2% Net Smelter Royalty (NSR) on mineral production from the properties.

In 2012, Endeavour Silver also filed and received title for two concessions (San Sebastián 10 Fracc. 1 and Fracc. 2) totalling 2,078 ha.

Additionally, in 2013, Endeavour Silver filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totalling 4,163 ha. To date, 5 of these concessions have been titled, with the exception of San Sebastian 15 (fractioned in 3 claims) and San Sebastian 16.

In 2015, Endeavour Silver acquired an option to purchase a group of properties (Los Pinos Fracc. I, Los Pinos Fracc. II and La Fundisión 2 Fracc. I, totalling 8,373 ha), surrounding the San Sebastián silver-gold Properties, from Agregados Mineros de Occidente S.A. de C.V. (AGREMIN). In addition, in 2017 Endeavour Silver also acquired from AGREMIN another option to purchase the La Única Fracc. II (3,538 ha) concession. These Properties and Agreement were transferred by AGREMIN to its related Company named Compañia Plata San Sebastian S.A. de C.V. (“San Sebastian”).

At the end of 2017, Endeavour Silver filed a total of three concessions at the southern boundary of the Terronera Properties, these concessions were called Cerro Gordo 1 (499.7 ha), Cerro Gordo 2 (500 ha) and Cerro Gordo 3 (400 ha). Two of these concessions have been titled, with the exception of Cerro Gordo 3. In early 2018, Endeavour Silver filed applications for two more concessions (Cerro Gordo 4 and Cerro Gordo 5) in the area, titling of these concessions is in progress.

The annual 2018 concession tax for all the San Sebastian Properties was MXP 3,980,395 which is equal to $199,019.75.

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The Endeavour Silver concessions surround mining concessions owned by Minera Cimarron S.A. de C.V. (Minera Cimarron), a private Mexican Company. These concessions cover the active La Quiteria Mine, and the historic Los Reyes and San Andres mines. These concessions are shown on Figure 4.2.

Figure 4.2 Terronera Project Concessions Map

510000 E
512000 E
514000 E
516000 E
518000 E
520000 E
522000 E
524000 E
526000 E
528000 E
2310000 N
2308000 N
2306000 N
2304000 N
2302000 N
2300000 N
2298000 N
2296000 N
2294000 N
2292000 N
2290000 N
2288000 N
N
ENDEAVOUR CONCESSIONS
EDR CONCESSIONS (IN PROCESS)
OTHER CONCESSIONS
SCALE
0 500 1250 2500 5000
Meters
CONCESSIONS
TERRONERA

Source: www.endeavoursilver.com

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4.2	Ownership and Property Description

A list of concessions and the taxes owed on each concession is presented in Table 4.1.

Table 4.1 Concessions and Taxes on Each Concession

Concession Name	Title Number	Term of Mineral Concession	Hectares	2018 Annual Taxes (pesos)
				1st Half	2nd Half
San Sebastián 4	211073	31/03/00 to 30/03/50	22.0000	$3,483	$3,483
San Sebastián 7	213145	30/03/01 to 29/03/51	166.0000	$26,218	$26,218
San Sebastián 6	213146	30/03/01 to 29/03/51	9.8129	$1,559	$1,559
San Sebastián 8	213147	30/03/01 to 29/03/51	84.8769	$13,410	$13,410
San Sebastián 5	213528	18/05/01 to 17/05/51	95.0600	$15,018	$15,018
San Sebastián 10	213548	18/05/01 to 17/05/51	16.0000	$2,536	$2,536
San Sebastián 9	214286	06/09/01 to 05/09/51	101.8378	$16,088	$16,088
San Sebastián 2	214634	26/10/01 to 25/10/51	19.5887	$3,103	$3,103
San Sebastián 3	221366	03/02/04 to 02/02/54	63.8380	$10,089	$10,089
San Sebastián 1 R-1	235753	24/02/10 to 08/07/55	2,808.8716	$443,475	$443,475
San Sebastian 10 Fracc. 1	238532	23/09/11 to 22/09/61	2,075.2328	$93,105	$93,105
San Sebastian 10 Fracc. 2	238533	23/09/11 to 22/09/61	2.9294	$141	$141
San Sebastian 17	243380	12/09/14 to 11/09/64	693.0000	$15,471	$15,471
San Sebastian 18	244668	17/11/15 to 16/11/65	118.1621	$1,284	$1,284
San Sebastian 12	246040	20/12/17 to 19/12/67	650.0000	$4,797	$4,693
San Sebastian 13	246037	20/12/17 to 19/12/67	1,022.6114	$7,542	$7,383
San Sebastian 14	206084	20/12/17 to 19/12/67	627.0893	$4,629	$4,528
Cerro Gordo 1	246334	11/05/18 a 10/05/68	499.7041	$1,074	$3,618

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Concession Name	Title Number	Term of Mineral Concession	Hectares	2018 Annual Taxes (pesos)
				1st Half	2nd Half
Cerro Gordo 2	246335	11/05/18 a 10/05/68	500	$1,075	$3,620
Los Pinos Fracc. I	227004	11/04/06 to 10/04/56	4,821.6775	$761,256	$761,256
Los Pinos Fracc. II	227005	11/04/06 to 10/04/56	14.0093	$2,222	$2,222
La Fundision 2 Fracc. I	228866	13/02/07 to 12/02/57	3,537.7883	$558,556	$558,556
La Unica Fracc. II	225185	02/08/05 to 01/05/55	10.7326	$1,704	$1,704
Total			17,960.822	1,987,835	1,992,560

4.3	Mexican Regulations for Mineral Concessions

In Mexico, exploitation concessions are valid for 50 years and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. All new concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the Company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed, the DGM will usually grant the concession.

For the concessions to remain in good standing, a bi-annual fee must be paid (January and July) to the Mexican government and two reports must be filed in January and May of each year which covers the production and work accomplished on the property between January and December of the preceding year.

4.4	Licenses, Permits and Environment

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and three local Ejidos (San Sebastián del Oeste, Santa Ana and Santiago de Los Pinos) that provide access for exploration purposes. Table 4.2 summarizes the surface access rights as at December 31, 2017.

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Table 4.2 Summary of Endeavour Silver’s Surface Access Rights

Owner	Activity	Validity	Term
Ejido Santiago de Los Pinos (Exploration)	Exploration	5 Years	07/11/2013 - 2018
Ejido San Sebastian (Exploration & Operations)	Exploration & Operations	25 Years	05/09/2016 - 2041
Ejido Santiago de Los Pinos (La Terronera Mine Area)	Mine Operations	25 Years	07/07/2014 - 2039
Ejido Santiago de Los Pinos (El Portezuelo)	Mine Operations	25 Years	07/07/2014 - 2039
Ejido Santiago de Los Pinos (El Mondeño)	Mine Operations	25 Years	27/04/2015 - 2040
Ejido Santiago de Los Pinos (Antenas; Telecomunicaciones)	Mine Operations	15 Years	09/08/2016 - 2031
Felipe Santana García de Alba (Telecomunicaciones)	Mine Operations	3 Years	15/07/2016 - 2019

In January, 2011, Endeavour Silver received approval of its Manifestación de Impacto Ambiental (MIA) for Exploration activities, the Mexican equivalent of an Environmental Impact Statement (EIS), from the Secretaria Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to conduct its surface exploration activities in accordance with all the Mexican environmental regulations. Since the original permit, extensions have been granted which are now eligible until 2020.

In October, 2014, Endeavour Silver also received approval of its Manifestación de Impacto Ambiental, particular modality (MIA-P) for Exploitation activities for a 500 tpd project with tailings reporting to a traditional slurry deposit, from the Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to develop workings and activities related to mineral exploitation in accordance with all the Mexican environmental regulations. The permit was granted for 20 years.

A MIA modification was issued February 23, 2017 for an amended 1,500 tpd project with drystack, or filtered tailings. As of the date of the report, an application for a 1,500 tpd project is pending submittal to SEMARNAT.

A permit will be solicited for the handling, storage and use of explosives at the Terronera Project. SEDENA (Secretaria de Seguridad Nacional) is one of three review/issuing agencies for these permits, which must comply with the Federal Law for Firearms and Explosives. The other two reviewing agencies are at the state level and the local municipality. There are two distinct permits involved in these permissions:

•	Explosives
•	Detonators and Storage

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There are regulations controlling the separation of explosives from other facilities and detonator storage. Suppliers for explosives must be authorized by SEDENA, and the handlers and mining Company users of explosives must be trained in their use.

Endeavour Silver is currently working under existing environmental Mexican laws. In the past, environmentalists have tried to convert the San Sebastián del Oeste (Terronera Project) area into a protected natural area. To date, the local communities have not allowed this to happen, since they are more in favour of Mineral Resource development and the potential economic benefit, especially employment.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

5.1	Accessibility and Local Resources

The Terronera Project is approximately 160 km due west of Guadalajara in Jalisco State and 50 km east of Puerto Vallarta. Access to Terronera is on paved roads. From Guadalajara, travel by road is via Federal Highway No. 70 that passes through the town of Mascota, about 210 km west of Guadalajara, and then another 55 km to San Sebastián del Oeste. Highway 70 continues to Puerto Vallarta on the Pacific coast. Good gravel roads exist on the property itself and year-round access is possible with some difficulties experienced during the rainy season.

Recent road improvements have cut the transit time by vehicles from Puerto Vallarta to San Sebastián del Oeste to less than 2 hours. San Sebastián del Oeste is also served by an airfield with a paved landing strip in excellent condition.

National and international access to Puerto Vallarta and Guadalajara is good, with numerous daily flights from major cities in Mexico, the United States and Canada, giving many long range options for travelling to and from the project.

The municipality of San Sebastián del Oeste has a population of approximately 5,600 with less than 1,000 people living in the town of the same name. The town of San Sebastián del Oeste is well maintained and tourism is the principal industry with several hotels and restaurants. It receives regular tourist visits from nearby Puerto Vallarta.

5.2	Physiography and Climate

The town of San Sebastián del Oeste is at an elevation of 1,480 m above sea level. The surrounding area is mountainous and heavily forested, mainly with pine trees. The surrounding valleys are occupied by cattle ranches, corn fields, and coffee plantations. Figure 5.1 shows a view of the topography surrounding the Terronera Project.

The weather is predominantly humid in the winter and dry and warm during the spring. The mean temperature is 18°C, with a maximum of 25.6°C and a minimum of 11.7°C. The wettest months are June through September.

5.3	Infrastructure

Most of the labour required for the exploration programs can be found in the Municipality of San Sebastián del Oeste. Supplies can be sourced in Puerto Vallarta, Mascota, or Guadalajara.

Power supply to the Terronera Project is provided by the national grid operated by the Comisión Federal de Electricidad (CFE).

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Figure 5.1 View of Topography Surrounding the Town of San Sebastian

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6	HISTORY

6.1	San Sebastian Del Oeste Mining District

The following section is summarized from Lewis and Murahwi (2013) and Munroe (2014). San Sebastián del Oeste is a silver and gold mining town founded in 1605 during the Spanish colonial period. By 1785, more than 25 mines and many foundries were established in the district and, during the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. As of 2018, the La Quiteria Mine was still active and mined by Minera Cimarrón S.A. de C.V., a private mining Company.

San Sebastián del Oeste was declared a city in 1812 and reached a peak population of more than 20,000 people by 1900. At one time, it was the provincial capital and one of the gold and silver mining centers of Mexico. The prosperity of the city declined after the revolution of 1910.

The mines were, in part, responsible for the founding of the city of Puerto Vallarta that supplied the mines with salt. The salt was taken by mules to San Sebastián del Oeste and other mines in the high sierras for use in the smelting process. The mined silver and gold was sent by mule train through Guadalajara and Mexico City to Veracruz, where it was shipped to Spain.

Historic exploration performed on the San Sebastian Property is summarized in Table 6.1.

Table 6.1 Summary of Historic Exploration on the San Sebastian Property
(November 1901)

Year	Company	Exploration
1921		After the Mexican Revolution, intermittent small scale mining took place in the areas of Santiago de Los Pinos, Los Reyes and Navidad. All of these areas are currently inactive.
1979	Consejo de Recursos Minerales (CRM)	Regional and local semi-detailed mapping and exploration activity.
1985	Compañía Minera Bolaños, S.A.	Prospecting activities in the areas of Los Reyes and Santiago de Los Pinos. This work eventually ended and many of the concessions were allowed to elapse.
Late 1980s	IMMSA	Exploration of Sebastián del Oeste district begins
1992- 1995	IMMSA

Detailed geological mapping and sampling of outcropping structures including the La Quiteria, San Augustin and Los Reyes Veins, as well as other veins of secondary importance. IMMSA assayed more than 200 rock samples from many of the old mines.

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Year	Company	Exploration
IMMSA	An initial program of 17 widely-spaced diamond drill holes was completed, mainly at the Terronera Vein. Drilling succeeded in intersecting widespread silver- gold mineralization generally ranging up to 1 g/t gold and from 50 to 150 g/t silver over 2 to 6 m widths.
Drilling was suspended and quantification of mineral resources was not undertaken.
2010	Endeavour Silver / IMMSA	Endeavour Silver acquires option to purchase San Sebastian properties from IMMSA.

6.2	Previous Mineral Resource Estimates

Lewis and Murahwi (2013) of Micon conducted an audit of Endeavour Silver’s Mineral Rresource Eestimates at the Terronera Project (formerly known as the San Sebastián Project) including the Animas-Los Negros, El Tajo, Real and Terronera Vveins. As of December 15, 2012, the estimate for the San Sebastian Project comprised Indicated Mineral Resources totalling 1,835,000 t at a grade of 193 g/t Ag and 1.17 g/t Au and Inferred Mineral Resources of 3,095,000 t at a grade of 196 g/t Ag and 1.39 g/t Au. The Terronerra Vein was the largest component of the Mineral resource Eestimate and, estimated to contained Indicated Mineral Resources of 1,528,000 t at 192 g/t Ag and 1.30 g/t Au and Inferred Mineral Resources of 2,741,000 t at 194 g/t Ag and 1.50 g/t Au. The San Sebastian Mineral resource Eestimate utilized a 2D polygonal estimation method for the Animas-Los Negros, El Tajo, and Real Vveins and 3D block modelling for the Terronera Vein. Samples were capped at 524 g/t Ag and 2.38 g/t Au for the Animas-Los Negros, El Tajo, and Real Vveins and 1,970 g/t Ag and 7.96 g/t Au for the Terronera Vein. The estimate utilized a specific gravitybulk desnity of 2.5 t/m3 for all veins and a cut-off grade of 100 g/t AgEq based on metal prices of $31/oz Ag and $1,550/oz Au.

Munroe (2014) updated the San Sebastian Project Mineral Rresource Eestimate with additional drilling data. As of December 31, 2013, Munroe (2014) estimated the San Sebastian Project including the Animas-Los Negros, El Tajo, Real and Terronera Vveins to contain Indicated Mineral Resources totalling 2,476,000 t at a grade of 229 g/t Ag and 1.08 g/t Au and Inferred Mineral Resources of 2,376,000 t at a grade of 175 g/t Ag and 1.66 g/t Au. The Terronerra Vein was estimated to contain Indicated Mineral Resources of 2,169,000 t at 233 g/t Ag and 1.16 g/t Au and Inferred Mineral Resources of 2,022,000 t at 169 g/t Ag and 1.86 g/t Au. Munroe’s parameters were similar to those reported for Lewis and Murahwi (2013), except that the sample capping values were increased in the Terronera Vein to 2,070 g/t Ag and 7.96 g/t Au and the cut-off grade of 100 g/t AuEq was based on metal prices of $24.20/oz for Ag and $1,452/oz for Au.

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The reader is cautioned that P&E has not verified the Lewis and Murahwi (2013) and Munroe (2014) Mineral Rresource Eestimates relating to the Terronera Project (formerly known as the San Sebastian Project).

In 2015, P&E updated the Terronera Project Resource Estimate. As of April 30, 2015 the Terronera Vein was estimated to contain Indicated Mineral Resources of 2.9 Mt at 211 g/t Ag and 1.65 g/t Au and Inferred Mineral Resources of 1.2 Mt at 218 g/t Ag and 1.39 g/t Au. The cut-off grade was 100 g/t AuEq, using a 70:1 ratio based on prices of $18/oz silver and $1,250/oz gold.

In 2017, P&E again updated the Terronera Project Mineral Resource Estimate. As of May 11, 2017, the Terronera Vein was estimated to contain Indicated Mineral Resources of 3,959,000 t at 232 g/t Ag and 2.18 g/t Au and Inferred Mineral Resources of 720,000 t at 309 g/t Ag and 1.48 g/t Au. The cut-off grade was 150 g/t AuEq, using a 70:1 ratio based on prices of $18/oz silver and $1,250/oz gold.

6.3	Previous Mine Production

There has reportedly been significant historical mine production from the San Sebastian del Oeste region spanning the period from 1566 when the Villa de San Sebastain was founded through to the early 20th century. The amount of silver production, however, is unknown since historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets (Lewis and Murahwi (2013), Munroe (2014)).

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7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The following section is summarized from Lewis and Mulahwi (2013) and Munroe (2014). The mining district of San Sebastián del Oeste, shown in Figure 7.1, is situated at the southern end of the Sierra Madre Occidental metallogenic province, a north-northwesterly trending volcanic belt of mainly Tertiary age. This volcanic belt is more than 1,200 km long and 200 to 300 km wide, and hosts the majority of Mexico’s gold and silver deposits. The volcanic belt is one of the world’s largest epithermal precious metal terrains.

The oldest rocks in the southern part of the Sierra Madre Occidental are late- Cretaceous to early-Tertiary calc-alkaline, granodiorite to granite batholiths that intrude coeval volcano-sedimentary units of late Eocene to Miocene age.

The Terronera Project lies within the structurally and tectonically complex Jalisco Block at the western end of the younger (early Miocene to late Pliocene) Trans-Mexican Volcanic Belt. Country rocks within the Jalisco Block include Cretaceous silicic ash flows and marine sedimentary rocks deposited between 45 and 115 Ma that are intruded by Cretaceous to Tertiary granite, diorite and granodiorite of the Puerto Vallarta Batholith (Lewis and Murahwi (2013) and references therein). The volcanic rocks of the San Sebastián cinder cone field, are dated at 0.48 to 0.26 Ma, and are characterized by distinct, high potassium, alkalic compositions and were extruded within the Tepic-Zacoalco Graben which bounds the andesitic stratovolcanoes located to the north and northeast.

The area has been affected by a strong tectonic activity during the Cretaceous to Recent. This activity has resulted in regional northwest-southeast striking transcurrent faults associated with movements of the northern portion of the Jalisco Block.

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Figure 7.1 Geology of the San Sebastian del Oeste Area

7.2	Property Geology

The following section is summarized from Lewis and Mulahwi (2013) and Munroe (2014). The San Sebastián del Oeste area and the Terronera Project is underlain by an intermediate to felsic volcanic and volcaniclastic sequence which is correlated with the middle to lower Cretaceous, Lower Volcanic Group of the Sierra Madre Occidental geological province. This volcano-sedimentary sequence consists of mainly shale, sandstone and narrow calcareous-clayey interbeds overlain by tuffs, volcanic breccias and lava flows of mainly andesitic composition. The volcano-sedimentary units outcrop in north-central part of the district. Further to the north, granitic to granodioritic intrusives are present.

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The sedimentary basin most likely developed along with a volcanic arc which was later intruded by granitic granodiorite intrusions. This magmatism gave rise to andesite flows and pyroclastic eruptions followed by deposition of the rhyolite flows, volcanic breccias, pyroclastic dacites, and basalt which are host to the epithermal veins in the district. A later volcanic event, attributable to the formation of the Trans Mexican Volcanic Belt, gave rise to volcanic rocks of mafic alkaline composition. The geology of the property is shown in Figure 7.2.

Figure 7.2 Terronera Property Geology Showing Location of the Mineralized Vein

SANTIAGO
DE LOS
PINOS
Los Reyes Vein
El Padre Vein
La Luz Vein
Las Arañas Vein
Quiteria Vein
Democrata Vein
Los Verdes Vein
Terronera
Vein
Escondida Vein
La Cueva Vein
Vista Hermosa Vein
Pata de
Gallo Vein
Zavala Vein
SAN
SEBASTIAN
DEL OESTE
Tajo Vein
Santa Ana Vein
Real Alto Vein
Las Animas Vein
Los Negros Vein
La Escurana Vein
NORTH
SCALE
Meters
Legend
Basalt
Granodiorite
Andesite
Sediment
Tuffs
Rhyolite Tuff
Endeavour Concessions
Other Concessions
Veins

***Source:*** *Endeaour Silver (2015)*

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7.3	Deposit Geology

As documented in Section 14.0, the silver-gold with associated base metal mineralization in the Terronera epithermal veins occurs in structurally controlled quartz and quartz breccia veins. The principal Terronera Vein has been traced by drilling for 1.5 km on strike as shown in Figure 7.2 and from surface to the maximum depth of drilling at 546 m. The Terronera Vein strikes at approximately 145° and dips 80° east. The true width of the principal Terronera Vein ranges from 1.5 m to 21.5 m and averages 5.2 m. In addition to the main Terronera Vein, there are additional hanging wall and footwall veins. The veins are primarily hosted in andesite volcanic flows, pyroclastic and epiclastic rocks and associated shales and their metamorphic counterparts (Lewis and Mulahwi (2013), Munroe (2014)).

7.4	Structure

The more important mineralized veins in the San Sebastián del Oeste district are controlled by west-northwest to northwest striking structures related to a transcurrent fault system. An extensive, second order, east-west structural trend is related to extension caused by sinistral movement on the primary structures.

7.5	Mineralization and Alteration

The following section is primarily summarized from Lewis and Mulahwi (2013) and Munroe (2014). In the San Sebastián del Oeste district, silver and gold mineralization represents the upper portion of an epithermal vein system. Illite, sericite and adularia are characteristic alteration assemblages that typically occur in the veins and in the vein wall rocks. In areas of higher elevation, where limited mining has occurred, such as the El Hundido and Real de Oxtotipan mines, the quartz is amorphous and milky white in colour, indicative of a low temperature environment.

Metallic minerals include galena, argentite, and sphalerite associated with gangue constituents of quartz, calcite and pyrite. Munroe (2014) reports that elevated Ag and Au values from 2011 sampling of underground workings in the Terronera Vein were primarily obtained from crystalline quartz veins, drusy in places, with limonite and manganese oxides lining boxworks after sulphides and fine-grained disseminated pyrite and traces of dark grey sulphides, probably silver sulphides.

Geologic information and field observations indicate that the hydrothermal system at the Terronera Vein is preserved over an elevation difference of 600m. Regionally, the known deposits contain polymetallic sulphide mineralization in wide vein structures. The veins at higher elevations may represent the tops of ore shoots containing significant silver and gold mineralization at depth.

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8	DEPOSIT TYPES

As documented by Lewis and Murahwi (2013) and Munroe (2014), the San Sebastián del Oeste silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low-sulphidation mineralization and adularia-sericite alteration. The veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in volcanic flows, pyroclastic and epiclastic rocks, or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade mineralization shoots have been deposited due to boiling of the hydrothermal fluids. The bottom of the mineralized horizons at the Terronera Project has not yet been established.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite, and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source.

Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

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Figure 8.1 Alteration and Mineralization Distributions within a Low Sulphidation Epithermal Vein System

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9	EXPLORATION

9.1	2010 to 2016 Exploration Programs

In 2010, Endeavour Silver commenced exploration activities on the Terronera Project, initial work included data compilation, field mapping, and sampling. Surface mapping was completed on the Real Alto in the southern part of the project. A total of 1,004 rock and soil samples were collected in 2010, mainly from the historic mines in the San Sebastian del Oeste district. A soil geochemistry survey was conducted over the Real Alto zone to delineate potentially buried veins in the area and to map and sample any veins exposed on surface. A total of 735 soil samples were collected in the Real Alto area.

In 2011, geological mapping, rock chip sampling, topographic surveying were conducted. Mapping and sampling of structures in the Santiago de Los Pinos area, including El Alcribil, El Orconcito, El Padre, El Izote, La Plomosa, Tierras, Coloradas, Los Cuates, La Yesquilla, and La Ermita areas, were conducted. In early 2011, mapping and sampling was also carried out on the Terronera Vein near the town of San Sebastián del Oeste. In late 2011, mapping and sampling was conducted in the La Luz area and the Los Reyes area. A total of 301 rock samples were collected in 2011.

Early 2012, exploration activities focused on surface sampling at the Quiteria West (Los Leones and La Cueva), Terronera and La Zavala areas, a total of 24 rock samples were collected.

In 2013, Endeavour Silver conducted geological mapping, trenching and sampling at the Terronera Project. Mapping mainly focused on the projection South of the Terronera Vein, La Zavala Vein, the Quiteria West structures and some samples were collected at the extension East of the Real Vein at Real Alto area, a total of 350 rock samples were collected. The trenching program included 129 rock samples in 24 trenches constructed at the Terronera and La Zavala areas.

In 2014, geological mapping, trenching and sampling was conducted by Endeavour Silver at the Terronera Project. Exploration activities mainly conducted at the Quiteria West and Terronera NW areas, including sampling at the Terronera, Lupillo, El Salto and La Cascada Mines located over the Terronera Vein and the Resoyadero, La Tapada 2, Otates, Tajo los Cables, El Toro, ZP3, Copales, Mina 03, Mina 04 and Cotete areas/mines at the Quiteria

West Vein. A trenching program was also conducted over the projection of the Quiteria West (East and West parts) and Terronera (NW part) veins. The program included a total of 1,091 rock samples in both underground, surface and the trenching program. Regional Geological mapping around the Terronera Project was undertaken.

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In 2015, Endeavour Silver conducted geological mapping, trenching and a soil geochemical survey at the Terronera Project. Mapping included the Terronera North, La Zavala, El Fraile, El Padre, SE part of Quiteria-Democrata and La Ermita areas. The trenching program was conducted over the Democrata and La Luz Veins. The soil geochemical survey was conducted with the objective of trying to locate the possible East extension of the Democrata and Quiteria Veins, while simultaneously conducting geological mapping over the area. The sampling program included 2,170 rock samples (107 in the trenching program) and 425 soil/rock samples within the soil geochemistry grid. Additionally, regional exploration continued in concessions located around the Terronera Project.

Endeavour Silver conducted a surface exploration program in 2016. Several thousand samples were collected and analysis revealed the vein system to extend over a 7 km by 7 km area and identified nine additional veins in the northern half of the property. A soil geochemistry grid (810 samples collected) was conducted at the Las Coloradas area with the objective to try to define possible buried structures in areas with extensive vegetation.

9.2	2017 Exploration Program

In 2017, geological mapping, trenching and sampling was conducted at the Terronera Project with the objective of determining the importance of structures located within the Endeavour Silver concessions in order to be considered drilling targets. The analyzed structures include: Terronera NW, Quiteria West, Los Espinos-Guardarraya, El Jabalí, El Fraile, Vista Hermosa, La Escondida, El Armadillo, La Atrevida, Miguel, Santana, Peña Gorda and Los Tablones.

The Regional Exploration Program continued, with the objective of defining possible targets of interest around the Endeavour Silver concessions.

During the sampling exploration program a total of 1,244 rock samples and additional 308 rock samples in the trenching programs were collected (Terronera NW, Los Espinos NW, El Fraile, Vista Hermosa, La Escondida, El Armadillo, La Atrevida, and Miguel).

Figure 9.1 through Figure 9.5 show silver values of rock samples collected in the Terronera Project.

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Figure 9.1 Silver Results in the Terronera North, Quiteria West, Los Espinos-
Guardarraya, and El Jabalí Areas, at the Terronera Project

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Figure 9.2 Silver Results in El Padre, La Madre, La Luz, Quiteria West, Democrata and El
Fraile Areas, at the Terronera Project

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Figure 9.3 Silver Results in the Democrata, El Fraile, La Escondida, Vista Hermosa, El
Armadillo, La Atrevida, Miguel, Lorenzana, Terronera and Zavala Areas, at the Terronera
Project

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Figure 9.4 Silver Results in the Santa Ana Area, at the Terronera Project

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Figure 9.5 Silver Results in the Peña Gorda and Los Tablones Areas, at the Terronera Project

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9.3	Terronera NW

At the NW part of the Terronera Vein there are intermittent outcrops for approximately 800 m, Figures 9.6 and 9.7, which suggests an irregular structure displaced by a fault, both laterally and vertically, and the width varies from 0.3 to 0.7 m. The general trend of the structure is N50°W dipping 70° to the NE and consisting of white quartz, with moderate amounts of FeO and traces of MnO, with isolated anomalous values.

A trenching program (3 trenches) was also conducted in the area.

The results for both gold and silver are low overall.

Figure 9.6 Terronera NW Vein Outcrop of White Quartz, Massive, with Values of 1.0 ppm Ag

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Figure 9.7 Terronera NW Vein Photograph Showing Fault Displacing Vertically the Vein at NW

9.4	Quiteria West

Exploration activities in 2017 at the Quiteria West area mainly consisted in detailed mapping in order to elaborate a drilling proposal.

In general, the vein is comprised by white to gray quartz with traces of disseminated sulphides with 1,300 m strike length and variable width (from 0.5 m up to 2.0 m), with preferential trend E-W, dipping 60° at South.

Along the structure are located several mine workings with minor development, such as: Las Arañas, El Zancudo, La Cacariza; in which its observed a texture that correspond to medium to low temperature, which reflects the non-economical values of the collected samples.

The previous registered values indicate ranges from 0.005 to 0.044 ppm Au and 0.5 to 27 ppm Ag. Even though the results are low, it’s recommended to conduct another exploration drilling campaign for a definitive conclusion of the zone.

9.5	Los Espinos-La Guardarraya

Geological mapping and sampling, conducted at the NW-W part of the Los Espinos Vein, was conducted with the objective to verify the continuity of the structure. In addition, reconnaissance mapping conducted at the East end, with the objective of defining the possible association with the La Luz system.

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The Los Espinos Vein is located at North of the Quiteria West Vein, inside the Los Pinos Fracc. 1 Endeavour Silver Concession, with approximately 1.1 km of strike length and consisted of a vein of white quartz, massive, with dendritic Mn and in fractures, FeO zones, Figures 9.8 and 9.9.

Two sub-parallel veins with opposite dips were located in the area. The structure is very fractured, traces of sulphides, and zones with abundant float.

The general trend is N75°-80°W, dipping 75° at SW and locally with 70° at NE (possible components). The registered values range from 0.005 to 0.118 ppm Au and 0.2 to 32.2 ppm Ag. The width of the structure varies from 1 to 20 m, and is located in the contact zone between the rhyolitic rocks and the volcano-sedimentary sequence.

Figure 9.8 Los Espinos Vein w/ the Presence of FeO and MnO, Sporadic Oxidized Pyrite

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Figure 9.9 Los Espinos Vein w/ Presence of FeO and MnO, Sporadic Oxidized Pyrite

9.6	El Jabalí

This area is located at the NE of the Los Espinos-La Guardarraya Veins, within the Los Pinos Fracc. 1 Endeavour Silver Concession, Figure 9.10.

An analysis of the complete sampling program was conducted at El Jabalí, which consisted of a 30% systematic sampling, and 70% random.

Some isovalues diagrams were elaborated for the main elements Pb, Ag, Cu and Zn (Figures 9.11 and 9.12) . The diagrams clearly show a general trend NW, additionally the anomalies are observed closed with elongation at NW.

A small zone with values of Pb-Zn-Cu-Ag was defined through analysis, which opens the possibility for a deep drilling campaign in order to define the geometry.

The average values are 96 ppm Ag, 2.6% Pb, 2.8% Zn and 1,350 ppm Cu.

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Figure 9.10 El Jabali Surface Map and Photographs Showing General Trend of the Zone

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Figure 9.11 Isolavalues Diagrams, Showing the Trend of the Anomalies of Silver and Lead, with Association to the NW Trend

Figure 9.12 Isolavalues Diagrams, Showing the Trend of the Anomalies of Silver and Lead, with Association to the NW Trend

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9.7	El Fraile

Located in the San Sebastian 2 and San Sebastian 1-R-1 Endeavour Silver concessions, the structure generally trends SE60°NW, dipping 65°SW-90°-75°-65°SW. The approximate strike length of the structure is 1.0 km, variable width from 0.6 m to 2.5 m.

The structure presents white to crystalline quartz, partially grayish (by content of fine sulphides), moderate content of Mn, presents druses in open spaces with association Limonite + Hematite, Figure 9.13. The host rock is a sequence of andesites (Kma) and rhyolites (Kmr). In 2017, a total of 8 trenches were elaborated over the structure.

The values of gold range from 0.008 to 2.25 ppm Au and silver from 0.5 to 945 ppm Ag.

Figure 9.13 View Looking at NW of the El Fraile Vein

Figure 9.13 is looking at NW of the El Fraile Vein, showing white to crystalline quartz, with druses in open spaces, weak content of oxides (limonites), sporadic and isolated druses with filling of Mn (left); and looking at NW, the vein is marked in red line, sample taken at the footwall of the vein, moderate veinlets of white to crystalline quartz, partial druses with filling of Mn limonites; mine working buried by accumulates, andesitic blocks and in dashed orange line fragments of vein (right).

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9.8	Vista Hermosa

The structure is located at the haning wall of the Terronera system, inside the San Sebastian 1-R-1 Endeavour Silver Concession, with an inferred strike length of 965 m, a general trend of NW60°SE, dipping from 55° to 70° at SW. The outcrop materializes at the SW end, with a width of up to 3 m.

A secondary parallel structure was located in the area, which consisted of silicified rhyolitic tuff, with abundant veinlets of white to crystalline quartz and considerable hematite, filling fractures, sporadic oxidized pyrite and traces of MnO.

Two mine workings were located in the area, the first one is NW of the vein and consists of a small adit over the vein and is 2.8 m deep. The second mine working shown in Figure 9.14 is located to the SE of the vein, and consists of an adit of 7.30 m long by 1.30 m wide and 0.80 m high, with the mine following the trend of the vein.

In the area 5 trenches were constructed with the objective to define the continuity of the structure.

The values for gold range from 0.005 to 1.72 ppm Au and silver from 0.2 to 45.9 ppm Ag.

Figure 9.14 Mine Working over the Vista Hermosa Vein, with White and Crystalline Quartz; with 0.90 m Width

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9.9	La Escondida

The structure identified as La Escondida is located inside the San Sebastian 1-R-1 Endeavour Silver Concession, hosted at the NW end in rhyolite (Kmr), at the SE end in both andesite (Kma) and (Kmr). It is observed as a milky quartz, with moderate filling of MnO + Limonite.

Over the trace of the structure are located 4 mine workings which are approximately 2 to 8 m deep, with general trend SE60°SW, dipping 40° to 50° at SW.

The excavations indicate that the behavior of the vein is irregular due to pronounced inflections near faults and/or when it is manifested in the creeks. Partially, sub-parallel veins are located with irregular widths (from 0.15 m to 0.50 m), where the projection joins the main structure at depth.

The La Escondida Vein shown in Figure 9.15 has an inferred strike length of 900 m, with 0.30 m to 1.0 m width.

In the area 12 trenches were constructed over the structure.

In the area the values of gold vary from 0.005 to 1.49 ppm Au and silver from 0.2 to 152 ppm Ag.

Figure 9.15 El Ñero Mine 1 m Vein

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Figure 9.15 shows the El Ñero Mine, the vein is observed with a 1.0 m width, trending SE70°NW / 46° at SW, hosted in andesite (Kma), the mine working with approximately 8 m depth (left); and a photograph showing the vein at the NW part, with 1.20 m width, near the main road, trend NW50°SE / 70° at SW (left).

9.10	El Armadillo

The El Armadillo structure is parallel to the Vista Hermosa Vein and is located SW of it. The El Armadillo Vein consisted of a monomictic breccia/vein, oxidized, clast of rhyolite (Kmr) with up to 3 cm, cemented by white to crystalline quartz, with grayish zones (possible sulphides), the host rock is rhyolite (Kmr), see Figure 9.16. The average trend is NW70°SE, dipping 65° at SW, with a width between 0.6 m to 2.4 m. The structure has been mapped for 225 m. At the NW end the structure is interrupted at the contact with the andesitic unit (Kma). The alterations that were observed in the area include oxidation and argillization.

A total of 6 trenches were constructed over the projection of the Armadillo Vein, most of them at the SE projection.

A mine was located in the area with a 2 m deep working, 0.6 m high and 0.9 m wide.

The values of the rock samples collected in the area ranged from 0.005 to 0.884 ppm Au and 0.2 to 223 ppm Ag.

Figure 9.16 Photographs Showing
El Armadillo Vein, with Presence of Sulphides Inside the Vein

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9.11	La Atrevida

The La Atrevida Vein is located at North end of the Terronera Vein and south of Quiteria, inside the San Sebastian 1-R-1 Endeavour Silver Concession. The structure consisted of crystalline quartz, saccaroidal texture, brecciated zones, moderate FeO, mainly limonite and hematite, selective argillization, Figure 9.17. There were two detachments at the hanging wall and footwall of the structure, zones with veinlets of quartz. The general trend is S75°-80°E with 75° to the SW. The approximate strike length is 550 m, variable width from 0.30 to 3.0 m.

The host rock is rhyolite (Kmr) and in the NW part is in contact with andesites.

A trenching program was conducted in the area (6 trenches).

The reflected values range from 0.005 to 0.715 ppm Au and 0.2 to 30.9 ppm Ag.

Figure 9.17 Veinlet of Quartz, 10 cm, with Moderate FeO, Weak Selective Argillization, Small Fragments of Rhyolite

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9.12	Santana

The structure identified as Santana outcrops over the road to the town of Santana, the structure is of interest due to the apparent continuity at the SE end of the Terronera Vein. The area consisted of a wide zone of oxidation (strong) FeO (limonite, hematite, and possible jarosite), moderate to strong argillization, and host the quartz structure, the quartz is observed to be crystalline and minor white, re-worked and fractured, Figures 9.18 to 9.20. Some parts are replaced by silica, with a general trend of N70°W, dipping 80° at NE.

Over the creek a strongly silicified structure was observed with crystalline quartz and minor quartz + moderate FeO, with fine disseminated pyrite.

The inferred strike length of the structure is 600 m, with variable width from 0.3 to 1.0 m (width of the alteration zone).

At the NW, part the structure does not outcrop, however there are alteration zones featuring FeO and argillization, and minor micro-veinlets in andesites.

At the SE end intermittent zones were observed with strong alteration of FeO (limonite, hematite and possible jarosite), moderate to strong argillization, within the alteration there is a veinlet system of quartz (crystalline and minor white), and zones with strong silicification, minor selective pyrite (traces). The host rock is andesite.

In the outcropping zones the structure is presented with up to 1 m width, and in the projection zones a halo of alteration is observed of FeO, argillization, silicification and veinlets zones. The trend of the alteration is approximately NW70°SE.

The values of the collected rock samples are low (0.005 to 0.019 ppm Au and 0.2 to 1.8 ppm Ag), which decreases the opportunity to be considered as a target. However, the area it is still considered as an exploration objective in order to try to define a potential hidden structure, due to the manifestation of argillic and oxidation alterations (moderate to strong) are constant along the trend.

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Figure 9.18 Photographs Showing Quartz Vein

Photographs, Figure 9.18, showing vein of quartz (crystalline) with abundant FeO (hematite>limonite), minor fragments of silicified rock, with veinlets of quartz, moderate argillization; at the hanging wall and footwall zones with veinlets of quartz, oxidation and strong silicification.

Figure 9.19 Photographs of Trench

Trench photographs, Figure 9.19, showing vein of quartz (crystalline) with abundant FeO (hematite>limonite), minor fragments of silicified rock, with veinlets of quartz, moderate argillization, and intense fracturing.

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Figure 9.20 Panoramic View of the Santana Vein Trace, with Evidences of Veinlets of Quartz and FeO

9.13	Peña Gorda

The vein identified as Peña Gorda is located at the South of the Real Alto area, at the Southern part of the San Sebastian 1-R-1 Endeavour Silver Concession and the recently filed Cerro Gordo 2 Endeavour Silver Concession. The structure corresponds to the E-W system, with a general trend N80°W, with 85° at SW, traced for around 1.4 km, the width up to 10 m. The structure consisted of white to crystalline quartz, with oxidation and MnO, traces of pyrite (partially oxidized) in boxwork zones, with no visible sulphides, Figure 9.21.

In general, the host rock is of rhyolitic composition, crowned by rhyolitic agglomerate with traces of FeO.

The surface sampling program showed anomalous values of gold, associated to areas with moderate oxidation in fractures. The results range from 0.005 to 0.512 ppm Au and silver from 0.2 to 37.2 ppm Ag.

Based on the field and sampling activities it is considered a target, eventhough the values are not attractive, due to is near the El Tajo, Los Negros and Real Veins, which have been partially evaluated with important zones of Ag-Pb-Zn in the NW system (Tajo).

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Figure 9.21 Photographs Showing the Peña Gorda Vein, with Outcroops for Approximately 1.4 km

9.14	San Joaquin

The general structural model corresponds to the E-W system.

The structure consisted of a tubular body of quartz (white, massive), at some parts with weak saccaroidal texture, druses and minor blade type, with a general trend of N65°W, dipping 80° to the SW, with slight inflection towards the West in the northwest area, Figure 9.22.

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The width of the structure varies from 0.35 m in the SE up to 4 m in the central area, the behavior in the West area is as an outcrop of rhyolite with a stockwork of quartz, gradually decreasing until it practically disappears inside the mapped area. The vein is hosted in a rhyolitic rock (practically fresh and hydrothermally unaltered, except for weak and sporadic veinlets at the hanging wall of the main structure.

Rock samples were collected over vein and host rock to know the mineralogical behavior along the vein. The results show values from 0.006 to 0.324 ppm Au and 0.2 to 28.8 ppm Ag. Moreover, like Peña Gorda, the observed anomalous values are auriferous.

Figure 9.22 Formal Outcrop of the Los Tablones Vein (Vein of Quartz)

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10	DRILLING

10.1	2011-2016 Drilling

The drill programs conducted by Endeavour Silver between 2011 and 2016 are summarized below.

10.2	2011 Drilling Program

In 2011, Endeavour Silver commenced a surface diamond drilling program on prospective targets within the Terronera Project. Exploration drilling focused on two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros, El Tajo and Real Veins, and 2) The Central area, exploring the extension of the Quiteria Vein, west of the La Quiteria Mine.

By mid-December, 2011, the Company had completed 7,688.25 m of drilling in 36 surface diamond drill holes on the Terronera Project. A total of 2,980 diamond drill core samples were analyzed.

Drilling identified the Animas-Los Negros Vein in the Real el Alto area (Figure 10.1), which was found to be one vein, offset by faulting. The vein is principally hosted in rhyolite and is comprised of quartz with abundant manganese oxides (pyrolusite), minor pyrite and traces of disseminated dark grey and blue sulphides. Highlights include 132 g/t Ag and 1.02 g/t Au over a 3.2 m true width in hole LN07-1, 144 g/t Ag and 1.21 g/t Au over a 3.6 m true width in hole LN08-1 and 258 g/t Ag and 0.61 g/t Au over a 4.5 m true width was returned for hole LN09-1.

The 2011 drill program also outlined new Mineral Resources on the El Tajo Vein area. El Tajo is believed to be either a brecciated quartz +/- calcite vein or a stockwork zone with weak to moderate veinlets and disseminations of fine pyrite and traces of galena and possible silver sulphides (possibly argentite). Drilling highlights in the El Tajo Vein include 107 g/t Ag and 0.10 g/t Au over 1.6 m true width within hole TA03-1 and 169 g/t Ag and 0.63 g/t Au over a 3.0 m true width in hole TA04-1.

New Mineral Resources were also outlined on the Real Vein, which is located to the northeast of the Animas-Los Negros and El Tajo Veins. The Real Vein is mainly comprised of white quartz which is intensely oxidized with both iron and manganese oxides in places. Base metal sulphides and traces of dark grey sulphides were observed locally. The Real Vein is also characterized by hydrothermal breccias and stockworks of narrow quartz veinlets in some intercepts. The most significant intercept for the Real Vein was in hole RE04-1 which returned 320 g/t Ag and 0.74 g/t Au over a true width of 2.6 m.

Drill holes were also advanced on the La Escurana Vein and in the La Luz area, but did not return significant gold or silver mineralization.

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10.3	2012 Drilling Program

Endeavour Silver continued its diamond drilling program on the Terronera Property to expand Mineral Resources defined in the 2011 drill program. Exploration drilling focused on two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros and Real veins, and 2) The Central area, exploring the extension of the Quiteria Vein, west of the La Quiteria Mine, and the Terronera Vein. Endeavour Silver completed 13,237.10 m of drilling in 32 diamond drill holes on the Terronera Property. A total of 3,118 samples were collected for analysis.

Drill holes advanced on the Animas-Los Negros Vein were successful in intercepting the mineralized zone at depth. These drill holes also passed through the La Escurana Vein in the upper part of each drill hole. The Escurana Vein is located in the southernmost part of the Real el Alto area. Two holes were advanced on the Real Vein but did not return significant intersections. Only one hole was drilled on the Quiteria Vein in the La Luz area. The only intersection of note was 15 g/t Ag and 0.02 Au over 5.2 m in hole QT05-2.

The 2012 drill program discovered a new, high grade, silver-gold mineralized zone in the Terronera Vein. The Terronera Vein mainly consists of brecciated to massive quartz +/- calcite, locally banded and sugary-textured. Sulphide content is typically <1% and predominately fine-grained pyrite. The vein is often weak to moderately oxidized with mainly hematite and manganese oxides in fractures. Minor faulting with clay and reworked vein and wall rock material is also often associated with the Terronera Vein.

Drilling highlights in the Terronera Vein include 1,489 g/t Ag and 0.85 g/t Au over a 5.66 m true width in hole TR02-1 and 500 g/t Ag and 1.15 g/t Au over an 11.48 m true width in hole TR12-1. Hole TR09-1 yielded 650 g/t Ag and 1.17 g/t Au over a 5.50 m true width and 519 g/t Ag and 0.47 g/t Au over a 9.02 m true width.

10.4	2013 Drilling Program

Endeavour Silver continued its diamond drilling program on the Terronera Property to expand Mineral Resources defined in the 2012 drill program. Drilling in 2013 focused on the Terronera Vein area.

Endeavour Silver completed 8,573.50 m of drilling in 30 drill holes in 2013. The 2013 program was successful in expanding and connecting the two high grade silver-gold mineralized zones, the Central area and the El Hundido areas, in the Terronera Vein.

Drilling highlights from the Terronera Vein include 122 g/t Ag and 2.00 g/t Au over a 5.90 m true width in hole TR02-5, 507 g/t Ag and 1.36 g/t Au over a 6.66 m true width in hole TR03-1, 915 g/t Ag and 2.33 g/t Au over a 2.47 m true width in hole TR03-5 (including 5,580 g/t Ag and 15.85 g/t Au over a 0.27 m true width), 646 g/t Ag and 1.11 g/t Au over a 5.03 m true width in hole TR07.5 -1 (including 1,650 g/t Ag and 1.82 g/t Au over a 1.04 m true width) and 583 g/t Ag and 0.79 g/t Au over an 8.41 m true width in hole TR08.5 -1 (including 4,420 g/t Ag and 2.46 g/t Au over a 0.47 m true width).

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10.5	2014 Drilling Program

In 2014, Endeavour Silver continued its drilling program on the Terronera Property. Endeavour Silver’s objective for the drilling campaign was to continue defining the mineralized body and to expand upon Mineral Resources identified in the 2012-2013 drill programs. Endeavour Silver was successful in meeting its objectives for the 2014 drilling program.

As at September 2014, Endeavour Silver completed a total of 8,204.20 m in 27 surface diamond drill holes at the Terronera Project. A total of 2,470 samples were collected and submitted for assays.

The 2014 exploration drilling program was conducted with the objective to continue defining the high grade silver-gold mineralized body between sections TR-4S through TR-41, primarily on the Central Part (between sections TR-07 through TR-23).

Drilling highlights for the Terronera Vein included 499 g/t Ag & 1.4 g/t Au over 2.6 m true width (including 1,660 g/t Ag & 1.3 g/t Au over 0.2 m true width) in hole TR07-3; 345 g/t Ag & 0.8 g/t Au over 6.3 m true width (including 1,440 g/t Ag & 1.0 g/t Au over 0.5 m true width) in hole TR14-3; 301 g/t Ag & 0.7 g/t Au over 6.7 m true width (including 1,250 g/t Ag & 1.4 g/t Au over 0.4 m true width) in hole TR15-2; 788 g/t Ag & 0.8 g/t Au over 3.8 m true width (including 3,620 g/t Ag & 2.0 g/t Au over 0.7 m true width) in hole TR17-2; 106 g/t Ag & 5.5 g/t Au over 3.2 m true width in hole TR20-1; 272 g/t Ag & 8.5 g/t Au over 3.0 m true width in hole TR20-2; 105 g/t Ag & 5.0 g/t Au over 2.6 m true width in hole TR21-1; 121 g/t Ag & 3.3 g/t Au over 16.0 m true width in hole TR23-1. Also significant results returned for HWTRV1 (101 g/t Ag & 4.3 g/t Au over 8.2 m true width in hole TR21-1; 114 g/t Ag & 3.9 g/t Au over 4.1 m true width in hole TR22-2; 107 g/t Ag & 1.9 g/t Au over 7.9 m true width in hole TR23-1).

10.6	2015 Drilling Program

In 2015, Endeavour Silver continued its drilling program on the Terronera Property. Endeavour Silver’s objective for the drilling campaign was to continue defining the mineralized body and to expand upon Mineral Resources identified in the 2012-2014 drill programs. Endeavour Silver was successful in meeting its objectives for the 2015 drilling program.

Endeavour Silver completed a total of 6,133 m in 27 surface diamond drill holes at the Terronera Project in 2015. A total of 3,756 samples were collected and submitted for assays.

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Drilling highlights for Terronera Vein included 1,371 g/t Ag and 1.10 g/t Au (1,448 g/t AgEq) over 6.6 m true width including 5,420 g/t Ag and 5.12 g/t Au (5,778 g/t AgEq) over 0.3 m true width in hole TR 10-4, 508 g/t Ag and 3.25 g/t Au (735 g/t AgEq) over 8.2 m true width, including 6,600 g/t Ag and 22.10 g/t Au (8,147 g/t Ag Eq) over 0.23 m true width in hole TR18-5.

10.7	2016 Drilling Program

Endeavour Silver continued its drilling program on the Terronera Property in 2016. The aim of the 2016 drilling program was to continue infill drilling within the Terronera Vein system and conduct exploration drilling on the La Luz Vein, located about 2,200 m northeast of the Terronera Vein.

Endeavour Silver completed a total of 5,670 m in 19 surface diamond drill holes at the Terronera Project in 2016. A total of 1,805 samples were collected and submitted for assays.

Drilling highlights for the Terronera Vein included 717 g/t Ag and 2.94 g/t Au (923 g/t AgEq) over 6.56 m true width, including 4,860 g/t Ag and 2.99 g/t Au (5,069 g/t AgEq) over 0.39 m true width in hole TR10.5 -1 and 226 g/t Ag and 5.0 g/t Au (576 g/t AgEq) over 6.74 m true width, including 527 g/t Ag and 169 g/t Au (1,710 g/t AgEq) over 0.7 m true width in hole TR09-06.

Drilling on the La Luz Vein outlined a west plunging mineralized zone over 300 m by 250 m deep starting approximately 100 m below surface and still open to surface and to depth. Highlights include 408 g/t Ag and 58.6 g/t Au (4,512 g/t AgEq) over 1.14 m true width, including 1,365 g/t Ag and 238.0 g/t Au (18,025 g/t AgEq) over 0.9 m true width in hole LL-02.

10.8	2017 Drilling Program

In 2017, Endeavour Silver drilling programs focused on the definition of potential economical mineralization in several structures located in the NW and E-W systems of the Terronera Project.

The drilling program included a total of 12,252 m drilled in 47 surface diamond drill holes, mainly conducted at La Luz. Eight other structures were also tested (El Muro, Los Espinos, Los Reyes, El Fraile, Vista Hermosa, La Escondida, La Atrevida and Quiteria West). The 2017 drilling program included 2,308 samples.

Surface drilling conducted during 2017 is summarized in Table 10.1 and a map showing the drill holes is given in Figure 10.1.

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Table 10.1 Terronera Project Surface Drilling in 2017

Project Area	Number of Holes	Total Metres	Number of Samples Taken
La Luz	25	5,760	1031
El Muro	1	226	52
Los Espinos	2	436	169
Los Reyes	6	1,957	646
El Fraile	7	1,749	164
Vista Hermosa	1	642	78
La Escondida	1	360	37
La Atrevida	1	340	11
Quiteria West	3	782	120
Total	47	12,252	2,308

Figure 10.1 Surface Map Showing Completed Drill Holes (black) in 2017 at the Terronera Project

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Surface diamond drilling was conducted by Energold de Mexico, S.A. de C.V. (Energold Mexico) a wholly-owned subsidiary of the Energold Drilling Corp. (Energold) based in Vancouver, B.C. using two man-portable drill rigs. Energold Mexico and Energold do not hold any interest in Endeavour Silver and are independent of the Company.

Except for La Luz, the results of the drilling campaigns in the eight other structures were not significant. However, there are still possibilities to locate mineralization at the SE part of Terronera, deep Quiteria, NW part of Los Espinos, the new discoveries of Peña Gorda-Los Tablones and over structures at the Real Alto area.

In 2017, follow-up surface diamond drilling resumed on the La Luz Vein area, totalling 25 drill holes with 5,760 m drilled (Table 10.2).

Table 10.2 2017 Drill Hole Summary for the La Luz Surface Drilling Program

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
LL-17	355 º	-45 º	HTW	169.25	16/01/2017	20/01/2017
LL-18	356 º	56	HTW	254.65	21/01/2017	26/01/2017
LL-19	356 º	-61 º	HTW/NTW	277.55	26/01/2017	31/01/2017
LL-20	333 º	-48 º	HTW	205.85	01/02/2017	04/02/2017
LL-21	0 º	-45 º	HTW	212.15	05/02/2017	10/02/2017
LL-22	0°	-53 º	HQ/NQ	326.35	10/02/2017	18/02/2017
LL-23	19°	45°	HQ	217.55	25/02/2017	02/03/2017
LL-24	165 º	-69 º	HQ	197.00	03/03/2017	08/03/2017
LL-25	151°	-53 º	HTW	311.10	08/03/2017	15/03/2017
LL-26	170 º	-64 º	HTW/NTW	340.05	16/03/2017	30/03/2017
LL-27	158 º	-75 º	HQ	305.00	30/03/2017	06/04/2017
LL-28	208 º	-49 º	HTW	216.55	08/04/2017	11/04/2017
LL-29	209 º	-56 º	HQ/NTW	323.30	21/05/2017	27/05/2017
LL-30	144 º	-61 º	HQ/NTW	312.10	27/05/2017	02/06/2017
LL-31	229 º	-62 º	HQ	374.60	03/06/2017	09/06/2017
LL-32	209 º	-46 º	HQ/NTW	250.10	09/06/2017	15/06/2017
LL-33	180 º	-45 º	HQ	118.95	16/06/2017	18/06/2017
LL-34	230 º	-45 º	HTW	163.15	19/06/2017	22/06/2017
LL-35	206 º	-61 º	HQ	130.30	23/06/2017	25/06/2017
LL-36	127 º	-45 º	HQ	91.50	26/06/2017	28/06/2017
LL-37	177 º	-54 º	HQ	111.30	28/06/2017	30/06/2017
LL-38	127 º	-45 º	HQ	176.00	01/07/2017	04/07/2017
LL-39	137 º	-62 º	HQ	193.65	05/07/2017	08/07/2017
LL-40	120 º	-52 º	HQ	227.20	09/07/2017	15/07/2017
LL-41	332 º	-57 º	HQ	254.65	16/07/2017	22/07/2017
Total (25 drill holes)				5,759.85

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The ultimate objective of the La Luz drilling program conducted in 2017 was to add resources to the Terronera Project by defining the high grade silver-gold mineralized body discovered in 2016, which was expanded to over 600 m long by 250 m deep starting approximately 100 m below surface and still open to surface and to depth. The La Luz Vein mainly consists of quartz (banded, massive and brecciated), white and amethyst quartz, gray silica, traces of chlorite, greenish clays, microveinlets of calcite, selective argillization, strong silicification, FeO in fractures, weak to moderate disseminated pyrite and sulphides of Ag in bands and disseminated. The host rock is a volcano-sedimentary sequence from the lower Cretaceous.

Drilling highlights for La Luz Vein included 245 g/t Ag and 23.1 g/t Au (1,980 g/t AgEq) over 1.4 m true width (tw) in hole LL-17; 25 g/t Ag and 14.9 g/t Au (1,146 g/t AgEq) over 1.8 m tw in hole LL-18; 63 g/t Ag and 57.0 g/t Au (4,339 g/t AgEq) over 2.2 m tw in hole LL-21 (including 340 g/t Ag and 320.0 g/t Au over 0.3 m tw); 45 g/t Ag and 16.2 g/t Au (1,262 g/t AgEq) over 1.7 m tw in hole LL-23; 384 g/t Ag and 20.3 g/t Au over 1.1 m tw in hole LL-35 (including 2,600 g/t Ag and 123.5 g/t Au over 0.12 m tw); and 38 g/t Ag and 16.5 g/t Au (1,273 g/t AgEq) over 1.2 m tw in hole LL-36. Also significant results returned of the Hw La Luz Vein including 25 g/t Ag and 20.9 g/t Au (1,589 g/t AgEq) over 1.3 m tw in hole LL-23; and 12 g/t Ag and 7.6 g/t Au (580 g/t AgEq) over 1.2 m tw in hole LL-39.

Drilling results of La Luz Vein are summarized in Table 10.3 and the La Luz Vein intercepts are shown on the longitudinal section in Figure 10.2.

Table 10.3 Surface Drill Hole Significant Assay Summary for Mineral Intercepts in the La Luz Vein

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
LL- 17	La Luz Vein	124.15	127.85	3.7	2.3	164	14.5
	La Luz Composite	124.55	126.85	2.3	1.4	245	23.1
	Including	124.55	125.40	0.9	0.5	212	47.5
LL- 18	La Luz Vein	174.00	178.10	4.1	1.8	25	14.9
	Including	177.60	178.10	0.5	0.2	77	48.5
LL- 20	La Luz Vein	168.00	172.30	4.3	2.1	39	4.8
	La Luz Composite	169.15	172.30	3.2	1.5	40	6.4
	Including	171.75	172.30	0.6	0.3	21	12.4
LL- 21	La Luz Vein	172.70	174.15	1.5	0.9	137	127.5
	La Luz Composite	173.10	176.75	3.7	2.2	63	57.0
	Including	173.60	174.15	0.6	0.3	340	320.0
LL- 23	La Luz Vein	144.75	147.90	3.2	2.0	39	13.9
	La Luz	145.20	147.90	2.7	1.7	45	16.2

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Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	Composite
	Including	147.05	147.40	0.3	0.2	171	45.2
	Hw La Luz Vein	154.50	156.20	1.7	1.0	31	26.2
	Hw La Luz Composite	154.50	156.70	2.2	1.3	25	20.9
	Including	154.50	155.05	0.6	0.3	44	31.6
LL- 25	La Luz Vein	215.90	216.65	0.8	0.5	1114	0.6
	La Luz Composite	214.65	216.65	2.0	1.4	419	0.2
	Including	216.20	216.65	0.5	0.3	1830	1.1
LL- 27	La Luz Vein	173.35	175.60	2.3	1.2	71	2.0
	Including	173.35	174.30	1.0	0.5	128	4.7
LL- 32	La Luz Vein	196.30	197.85	1.5	1.1	91	2.7
	Including	197.00	197.85	0.8	0.6	95	4.7
LL- 35	La Luz Vein	106.65	107.05	0.4	0.2	1699	90.5
	La Luz Composite	105.20	107.05	1.8	1.1	384	20.3
	Including	106.65	106.85	0.2	0.1	2600	123.5
LL- 36	La Luz Vein	57.40	58.15	0.8	0.6	57	2.5
	La Luz Composite	57.40	58.75	1.4	1.2	38	16.5
	Including	58.15	58.75	0.6	0.5	14	34.0
LL- 39	Hw La Luz Vein	146.05	146.40	0.3	0.2	25	26.9
	Hw La Luz Composite	146.05	148.45	2.4	1.2	12	7.6
	Including	146.05	146.40	0.3	0.2	25	26.9
	La Luz Vein	162.05	163.15	1.1	0.5	6	3.2
	La Luz Composite	161.80	164.00	2.2	1.1	4	1.6
	Including	162.05	162.35	0.3	0.1	12	8.4

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Figure 10.2 Drill Intersections - La Luz Vein

10.9	2018 Drilling Program

For 2018, the drilling program at the Terronera Project includes 24,300 m of surface and underground drilling. Surface drilling will be primarily conducted at Terronera South and in an infill drilling program in the central part of the Terronera Vein. An exploratory cross-cut (200 m) will be developed at the Quiteria Mine with the objective to test the Quiteria Vein to depth within Endeavour Silver concessions.

Additionally, a drilling program to test the structures located southeast of the known Terronera Mineral Resource on Endeavour Silver concessions is planned. Exploration activities resumed in the Real Alto and San Felipe de Hijar areas, with the objective to define drilling targets with potential to contain mineralization.

Regional Exploration will be undertaken with the objective to look for opportunities around the Terronera Project.

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

Prior to 2014, samples were taken by lithological and geological markers and zones with different drill recoveries were mixed. In this way, if a zone with lower recuperation had a higher grade and was mixed with a lower grade zone with higher core recovery, the overall value of the sample would be diluted and not representative of the zone. Likewise, the reverse could be true and a low grade zone could be given a higher value due to recovery issues.

Since September, 2014 sampling has coincided with core recovery. In this way, losses of drill core are considered at the sample level. This ensures that values in areas with low drill core recovery do not artificially affect (either positively or negatively) the gold and silver values of the zone. This project has core recovery issues in certain spots. This was implemented in the newest round of drilling from September, 2014 onwards.

Endeavour Silver established the following procedures for sample preparation, analyses, and security at the Terronera Project from 2012 to the present.

Drilling is subject to daily scrutiny and coordination by Endeavour Silver’s geologists. On the drill site, the full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, it is either cut in half with a diamond bladed saw or split with a pneumatic core splitter.

The core storage facilities at Terronera were initially in the town of San Sebastian, then moved in 2017 to a permanent structure located at Santiago de Pinos town, on a property that is more secluded and well protected.

All of Endeavour Silver’s samples of rock and drill core are bagged and tagged at the Terronera Project warehouse and shipped to the ALS-Chemex (ALS) preparation facility in Guadalajara, Mexico. After preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250 g sub-sample is taken and pulverized to 85% passing 75 microns (-200 mesh).

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The analytical procedure for the gold mineralization is fire assay followed by an atomic adsorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm.

The analytical procedure for the silver mineralization is an aqua regia digestion followed by an ICP-AES analysis. The detection range for the silver assay is 0.2 ppm to 100 ppm.

These analytical methods are optimized for low detection limits. The analytical procedure for high-grade gold and silver mineralization is fire assay followed by a gravimetric finish. A 30 g nominal pulp sample weight is used. The detection ranges are 0.5 to 1,000 ppm for the gold assay and 5 to 10,000 ppm for the silver assay.

ALS Minerals has developed and implemented at each of its locations a Quality Management System (QMS) designed to ensure the production of consistently reliable data. The system covers all laboratory activities and takes into consideration the requirements of ISO standards.

The QMS operates under global and regional Quality Control (QC) teams responsible for the execution and monitoring of the Quality Assurance (QA) and Quality Control programs in each department, on a regular basis. Audited both internally and by outside parties, these programs include, but are not limited to, proficiency testing of a variety of parameters, ensuring that all key methods have standard operating procedures (SOPs) that are in place and being followed properly, and ensuring that quality control standards are producing consistent results.

ALS maintains ISO registrations and accreditations. ISO registration and accreditation provides independent verification that a QMS is in operation at the location in question. Most ALS Minerals laboratories are registered or are pending registration to ISO 9001:2008, and a number of analytical facilities have received ISO 17025 accreditations for specific laboratory procedures.

11.1	Quality Assurance/Quality Control (QA/QC) Program

A QA/QC program of blanks, duplicates, reference standards and check assays has been instituted by Endeavour Silver to monitor the integrity of assay results. Drilling on the Terronera Project included a QA/QC program.

For each batch of approximately 20 samples, control samples are inserted into the sample stream. Each batch of 20 samples includes one blank, one duplicate and one standard reference control sample. Check assaying is also conducted on the samples at a frequency of approximately 5%. Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

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A total of 2,467 samples, including control samples, were submitted during Endeavour Silver’s surface drilling program at Terronera from January 2017 through November 2017, as shown in Table 11.1.

A total of 121 pulps were also submitted for check assaying.

Table 11.1 Summary of Control Samples Used for the 2017 Surface Exploration Program

Control Sample	No. Samples	% Samples
Standards (CRM)	139	5.6%
Duplicates	114	4.6%
Blanks	119	4.8%
Normal	2,095	84.9%
Total	2,467	100.0%
Check Assays	121	4.9%

Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in Figure 11.1.

Figure 11.1 Flowsheet for Core Sampling, Preparation and Analysis

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11.2	Performance of Certified Reference Materials

Endeavour Silver uses commercial certified reference material (“CRM” or “standards”) to monitor the accuracy of the laboratory. The CRM’s were purchased from an internationally-recognized Company, CDN Resource Laboratories Ltd., of Langley, B.C., Canada. Each CRM sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

In 2017, a total of 139 CRM samples were submitted at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with preassigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Three different standards were submitted and analyzed for gold and silver as summarized in Table 11.2.

Table 11.2 Summary of the Reference Standard Material Samples Used During the Terronera Surface Diamond Drilling Program

Endeavour Silver Reference No.	CDN Reference No.	Reference Source	Control Limits
			Certified Mean Value Au (g/t)	Certified Mean Value Ag (g/t)	Re- calculated Mean Value Au (g/t)	Re- calculated Mean Value Ag (g/t)
Endeavour Silver-41	CDN-GS-2Q	Cdn Resource Lab	2.37	73	NA	NA
Endeavour Silver-42	CDN-ME-1408	Cdn Resource Lab	2.94	396	2.95	389
Endeavour Silver-43	CDN-ME-1307	Cdn Resource Lab	1.02	54	1.01	55

The Company was originally monitoring the standards by utilizing the certified mean and standard deviation values resulting from the round robin assaying undertaken during the certification process for each of the CRMs. In 2013, Endeavour Silver modified the protocol for monitoring the standards by utilizing the available ALS laboratory data to improve the control limits for the CRM’s.

For each of the three standards used with greater than 25 sample results from the primary lab (ALS) they recalibrated the mean and standard deviation using available data. This is an acceptable practice implemented by some Companies to strengthen the control limits (CL’s) utilized in an ongoing QC program, with a larger dataset being more reliable than the smaller number of round robin results used to calculate certified values.

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For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LL) and an upper control limit (UL), as shown in Table 11.3.

Table 11.3 Performance Limits for Standards Used at the Terronera Project

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or Calculated value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

Endeavour Silver’s general rules for the Standard Samples and the required actions are described in Table 11.4.

Table 11.4 Company Protocol for Monitoring Standard Performance (1)

Standard Assay Value	Status	Mineralized Zone	Action
< 2 SD	Acceptable	N/A	No action required
< 2 - 3 SD from CL (Single result; not consecutive)	Acceptable	N/A	No action required
< 2 - 3 SD (Two or more consecutive Samples)	Warning	YES	Re-Analyse samples
		NO	No action required
> 3 SD (Single result; not consecutive)	Warning	YES	Re-Analyse samples
		NO	No action required
> 3 SD (Consecutive Samples)	Failure	N/A	Re-Analyse samples

1. NA = Not Applicable

Results of each standard are reviewed separately. Table 11.5 summarizes the analysis of the behavior of these materials and the taken actions.

With the exception of the cases mentioned in Table 11.5, most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. The mean of the ALS assays agrees well with the mean value of the standard.

Graphs of the results for each of the CRM’s are presented in Figure 11.2 through Figure 11.7. The green line represents the mean and the red lines represent +/-2 standard deviations from the mean.

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Table 11.5 Summary of Analysis of Reference Standards

Reference Standard	Element	Observations	Comments
Endeavour Silver-41	Au	1 Failure: SDH24425 (2.58 ppm Au) with value between 2-3 standard deviations, not consecutive.	No action required
	Ag	No Failures	-
Endeavour Silver-42	Au	No Failures	-
	Ag	2 Failures: SDH22490 (411 ppm Ag) & SDH22651 (372 ppm Ag) with values between 2-3 standard deviations, not consecutive.	No action required
Endeavour Silver-43	Au	No Failures	-
	Ag	1 Failure: SDH24505 (49.6 ppm Ag) with value between 2-3 standard deviations, not consecutive.	No action required

Figure 11.2 Control Chart for 2017 Gold Assays from the CRM Sample Endeavour Silver-41

Figure 11.3 Control Chart for 2017 Silver Assays from the CRM Sample Endeavour Silver-41

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Figure 11.4 Control Chart for 2017 Gold Assays from the CRM Sample Endeavour Silver-42

Figure 11.5 Control Chart for 2017 Silver Assays from the CRM Sample Endeavour Silver-42

Figure 11.6 Control Chart for 2017 Gold Assays from the CRM Sample Endeavour Silver-43

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Figure 11.7 Control Chart for 2017 Silver Assays from the CRM Sample Endeavour Silver-43

11.3	Duplicate Samples

Crushed field duplicate samples were used to monitor the potential mixing up of samples and precision of the data. Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Terronera Project.

Preparation involved the random selection of a sample interval to be duplicated and, at the time of sampling, this interval was sawn in half using a saw or manual cutter. One half of this interval was then selected for sampling and was crushed manually with the use of a hammer. The crushed sample was then mixed and divided by hand into two samples.

The original and duplicate samples were tagged with consecutive sample numbers and sent to the laboratory as separate samples. Duplicate samples were collected at a rate of 1 in 20 samples.

A total of 114 duplicate samples were taken, representing 4.7% of the total samples.

For the duplicate samples, graphical analysis shows excellent correlation coefficient for both gold (0.97) and silver (0.98) . The results of the duplicate sampling are shown graphically in Figure 11.8 and Figure 11.9.

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Figure 11.8 Performance of Crushed Field Duplicates for Gold

Figure 11.9 Performance of Crushed Field Duplicates for Silver

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11.4	Performance of Blank Material

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used for Endeavour Silver’s drilling program at the Terronera Project come from a non-mineralized rhyolite quarry located on the road from La Estancia town to Santiago de Pinos town. The results of previous sampling show that the values are below the detection limit (<0.005 ppm Au and <0.2 ppm Ag) and thus adequate to be used in the exploration programs. Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 in 20 samples, with a total of 119 blank samples submitted. The tolerance limit for the blank samples is 10 times the lower detection limit for the corresponding assay method (gold=0.05 ppm and silver = 2 ppm).

Results for the blank samples are presented in Figures 11.10 and Figure 11.11.

Figure 11.10 Control Chart for Gold Blank Samples

Figure 11.11 Control Chart for Silver Blank Samples

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Only one sample for silver (SDH21974) was outside the tolerance limit. A batch of 21 samples (rejects) were re-analyzed and the results of the original vs the re-assays show a high correlation coefficient (>0.98) which indicates that the original values are acceptable.

The scatter diagram of silver is shown in Figure 11.12 and Table 11.6 show the original vs re-assays values of the re-analysed batch (Hole KP16-01A).

Due to only one sample being outside the recommended value and the results of the reanalysis were positive, it is considered that the assay results for the drilling programs are free of any significant contamination.

Table 11.6 Comparative Table of Original vs Re-Assay Values

Sample	ALS Au	ALS Ag	ReALS Au	ReALS Ag	Control Sample
SDH21964	1.06	47	0.48	52
SDH21965	0.13	6	0.12	6
SDH21966	0.25	25	0.23	19
SDH21967	3.03	386	3.04	392
SDH21968	0.88	27	0.51	27
SDH21969	0.38	32	0.33	28
SDH21970	0.55	92	1.10	77
SDH21971	0.32	250	0.27	371
SDH21972	0.58	1155	0.56	1175
SDH21973	0.85	1210	0.76	1295
SDH21974	<0.005	3	<0.005	1	BLANK
SDH21975	2.00	1145	1.70	1020
SDH21976	2.78	545	2.79	445
SDH21977	3.65	120	3.54	122
SDH21978	3.31	122	3.01	98
SDH21979	3.85	95	3.77	83
SDH21980	1.15	30	1.15	25
SDH21981	1.76	47	1.73	42
SDH21982	3.83	70	4.39	65
SDH21983	0.48	39	0.45	35
SDH21984	1.98	38	1.14	34

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Figure 11.12 Performance of Re-Assayed ALS Samples for Silver

11.5	Check Assays

Endeavour Silver routinely conducts check analyses at a secondary laboratory to evaluate the accuracy of the primary laboratory.

Random pulps were selected from original core samples and sent to a second laboratory to verify the original assays and monitor any possible deviation due to sample handling and laboratory procedures. Endeavour Silver uses the Inspectorate (Bureau Veritas) laboratory in Durango, Mexico, for check analyses.

A total of 121 pulps were sent to the third party laboratory (Bureau Veritas) for check analysis equating to approximately 4.9% of the total samples taken during the drilling program.

Correlation coefficients are high, at >0.97 for both gold and silver, showing excellent overall agreement between the original ALS-Minerals assay and the Bureau Veritas check assay.

The results of the check sampling program are shown by way of scatter diagrams in Figure 11.13 and Figure 11.14.

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Figure 11.13 Performance of Bureau Veritas Check Assays for Gold

Figure 11.14 Performance of Bureau Veritas Check Assays for Silver

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12	DATA VERIFICATION

12.1	Database Verification

P&E conducted verification of the drill hole assay database by comparison of the database entries with the assay certificates, which were sent to P&E in digital format directly from ALS.

Assay data from June 2016 through August 2017 were verified for the Terronera Project. For the La Luz Deposit, 97.5% (1,435 out of 1,472) of the constrained drilling assay data were checked for both Au and Ag, against the ALS laboratory certificates. No errors were identified in the database. For the Terronera Deposit, 90.7% (606 out of 668) of the constrained drilling assay data for the holes drilled since 2016 (TR14-07, TR12-6, TR01-3, TR03-6, TR09-6, TR08-5, TR10-5-1, TR11-3, KP16-03, KP16-01A, KP16-04, KP16-02) were checked for both Au and Ag, against the ALS laboratory certificates. No errors were identified in the database.

12.2	P&E Site Visit and Independent Sampling

The Terronera Project site was most recently visited by Mr. David Burga, P.Geo., on January 8th and 9th, 2018 for the purposes of completing due diligence sampling. During the site visit, Mr. Burga viewed access to the Property, drill hole collar locations, geology and topography, as well as took several GPS readings to confirm the location of the baseline grid intersections and locate several drill hole collars.

Mr. Burga collected twelve core samples from ten drill holes from the La Luz Vein area, and three core samples from two drill holes from the Terronera Vein area. Drill core is stored at a Company warehouse on the site where verification samples were collected by cutting the split core for each sample interval selected by Mr. Burga. One half of the resulting ¼ core sample was placed into a plastic bag into which the blank sample tag was placed. The remaining 1/4-core was returned to the core box. The samples were bagged and taken directly by Mr. Burga to a DHL courier office in Puerto Vallarta for shipping to ALS in Chihuahua, Mexico, where they were received and weighed before being sent to ALS in North Vancouver for sample preparation and analysis.

Samples at ALS were analyzed for gold by fire assay with AAS finish and for silver by aqua regia digestion with an ICP-AES finish. Silver samples returning assay values greater than 100 g/t Ag were further analyzed by fire assay with gravimetric finish. All samples were analyzed at ALS to determine specific gravity.

ALS has developed and implemented strategically designed processes and a global quality management system that meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

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The ALS quality program includes quality control steps through sample preparation and analysis, inter-laboratory test programs, and regular internal audits. It is an integral part of day-to-day activities, involves all levels of ALS staff and is monitored at top management levels.

Results of the Property site visit verification samples for gold are presented in Figures 12.1 and 12.4.

Figure 12.1 Results of La Luz Verification Sampling for Au by P&E – January 2018

Figure 12.2 Results of La Luz Verification Sampling for Ag by P&E – January 2018

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Figure 12.3 Results of La Luz Verification Sampling for Ag by P&E – January 2018

Figure 12.4 Results of Terronera Verification Sampling for Ag by P&E – January 2018

P&E considers there to be good correlation between the majority of P&E’s independent verification samples analyzed by ALS and the original analyses in the Terronera and La Luz database. Grade variation is evident in some samples, however, the authors consider the due diligence results to be acceptable.

Based upon the evaluation of the QA/QC program undertaken by Endeavour Silver and P&E’s due diligence sampling, it is P&E’s opinion that the results are acceptable for use in the current Mineral Resource Estimate.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

ALS Metallurgy (ALS) conducted locked and open cycle flotation testing for the Terronera project at its metallurgical testing facility in Kamloops, B.C. The primary objectives of the test program were to enhance the levels of precious metal recovery and improve final concentrate grade.

The open cycle flotation data developed by ALS Metallurgy indicate that at a relatively coarse primary grind size, a medium grade gold and silver bearing second cleaner concentrate may be produced. The process flow sheet includes a two stage crushing circuit followed by closed circuit grinding to achieve a flotation feed grind size of 80 percent passing 150 mesh (100 microns). Flash flotation inclusion in the grinding circuit improves the levels of recovery. A regrind circuit provides improved liberation of precious metals mineralization and higher final concentrate grade.

The following processing steps are recommended for Terronera:

•	Coarse ore storage yard (12,000 tonnes storage capacity)
•	Stock pile (2,000 tonnes capacity)
•	Crushing plant (two stage - closed circuit - 1,500 tpd capacity)
•	Fine ore storage lines A and B
•	Primary grinding lines A and B (750 tpd capacity each)
•	Flotation Stages lines A and B (750 tpd capacity each)
•	Flash flotation
•	Rougher & Scavenger
•	Two stage cleaning
•	Final Concentrate sedimentation and filtration (1,500 tpd capacity)
•	Final Concentrate storage and shipping (1,500 tpd capacity)
•	Tailings sedimentation (1,500 tpd capacity)
•	Reclaimed and fresh water systems
•	Dry tailings filter plant
•	Dry stack tailings storage facility (TSF)

13.1	Base Case Flotation Comparison

Inclusion of Flash flotation technology allowed for enhanced precious metal recovery for Terronera. The precious metal recoveries outlined in Table 13.1 are based on metallurgical data developed by ALS. The metallurgical testing was conducted on an average grade Master Composite 1 deemed representative of Terronera Vein material.

It is estimated that 80.4 percent gold and 84.6 percent silver recoveries will be achieved in the beneficiation plant at Terronera. These levels of recovery are approximately 2 percent lower for both gold and silver when compared to the levels of recovery obtained by ALS. A lower precious metal recovery was applied to consider industrial size equipment and other factors including the following:

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•	Bench scale flotation test results used in the grind size versus recovery evaluation were developed using open cycle flotation testing
•	The Master Composite 1 used in the metallurgical evaluation was higher in grade than the average grade of the deposit at Terronera
•	A single flotation test (KM5462-07) was conducted in open cycle to simulate the process conditions that provided the best levels of precious metal recovery

Table 13.1 provides a comparison between conventional flotation test results and the calculated overall levels of recovery used in the UPFS.

Table 13.1 Comparison of Processing Options

Processing Option	Overall Estimated Recovery (%)
	Au	Ag
Flash Flotation with Regrind Circuit	80.38	84.55
Conventional Flotation No Regrind	67.50	80.70

A significant improvement in precious metal recovery was realized with flash flotation and regrind circuits when compared to the conventional base case without regrind.

Overall precious metal recoveries and concentrate grade were estimated based on steady state mass balance calculations. Assumptions made in this evaluation are outlined below:

•	2 percent lower gold and silver recoveries. The recoveries shown in Table 13.1 have had this discount applied
•	The average estimated grade used for mass balance purposes was 1.90 g/t gold and 205 g/t silver
•	Recycle streams were considered for final concentrate grade estimation

The calculated final concentrate grade was 6,966 g/t Ag and 61.34 g/t Au.

The recommended flow sheet provides an improved level of precious metal recovery and lower capital and operating costs as follows:

•	A two stage crushing circuit
•	A coarser primary grind size of 100 microns
•	Higher flotation recovery using Flash flotation
•	Improved final concentrate grade with a regrind circuit

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13.2	Flash Flotation with Regrind Circuit

The following comments are provided with regard to the metallurgical data developed by ALS and shown in Table 13.2:

•	A single open cycle test was conducted in open cycle simulating a 100 micron primary grind size
•	Approximately 50 and 60 percent gold and silver recoveries respectively are obtained in the Flash flotation stage
•	Overall recovery is the sum of the precious metal reporting to the final products in the Flash and second cleaner flotation concentrates

Table 13.2 Metallurgical Data Developed by ALS

Metallurgical Product	Weight (%)	Distribution %		Assay (g/t)
		Au	Ag	Au	Ag
Flash + Cleaner concentrates	2.3	82.30	86.60	76.20	12,813
Cleaner tail	3.30	2.90	4.10	1.83	420
Rougher tail	94.40	14.80	9.30	0.33	33
Calculated head	100.00	100.00	100.00	2.10	336

The following should be noted with regard to the metallurgical data tabulated above:

•	The overall gold recovery was 82.30 percent
•	The overall silver recovery was 86.60 percent
•	The Flash and cleaner concentrates combined represent approximately 2.3% of the original feed to flotation

Trace elements detected in the ICP scan conducted in the final concentrate product indicate that deleterious elements identified include As, Cd, Cr, Hg and Sb. The analytical data indicate that one of the most abundant elements is iron. The sulfur flotation mass balance calculations provide indications that a significant portion of the sulfur is present as sulphide. These findings are corroborated by the mineralogical examination of the flotation tailings sample and the flotation tests results which indicate the presence of pyrite.

13.3	Metallurgical Study

Over the last four years, metallurgical testing has been conducted at several metallurgical laboratories for development of the data in support of various levels of studies of the Terronera project. The main objectives of these studies were to assess the impact of precious metal grade and grind size upon flotation recovery. In addition, the characteristics of the flotation concentrate produced were evaluated with respect to precious metal and impurities content. Additional studies included as part of the metallurgical investigation are outlined below:

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•	Comminution Study
•	Solid – Liquid Separation Study
•	High Pressure Grinding Rolls (HPGR) testing
•	Mineralogical Examination (Quemscan & petrographic analysis)

In addition to the above listed evaluations the samples under study were analyzed by ICP (Inductively Coupled Plasma) scan and metallic gold as well as silver and cyanide soluble gold / silver.

13.4	Metallurgical Testing

The metallurgical test program included comprehensive evaluation of the flotation parameters for one composite representing an average grade of the deposit as well as of three composite samples representing low, medium and high grade materials identified in the deposit. Each composite sample was subjected to rougher flotation testing at three different grind sizes including 80 percent passing 150, 200 and 270 mesh (Tyler). Precious metals and metal sulfides mineralization flotation characteristics were evaluated in an attempt to develop the levels of gold and silver recoveries that could be achieved at different grinds.

13.4.1	Sample Characterization

A number of composite samples were evaluated for a metallurgical response to a flotation process. An additional sample was submitted for comminution and abrasion testing. The samples identification is as follows:

•	TR2015 – 1	AVERAGE GRADE

•	TR2016 – 03	LOW GRADE

•	TR2016 – 01	MEDIUM GRADE

•	TR2016 – 02	HIGH GRADE

•	TERRONERA	COMMINUTION TESTING

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The analytical data developed on the Terronera composite average grade sample are outlined in Table 13.3.

Table 13.3 Head Analyses of Composite Sample TR2015-1

Element (units)	Assay
Au, g/t	1.124
Ag, g/t	225.0
CN Sol Au g/t	0.92
CN Sol Ag g/t	201.0
Fe mg/kg	9440
Hg mg/kg	0.11
Sulphide S %	0.23
Sulphate S %	0.16
Total S %	0.39

The feed grade was 1.12 g/t Au and 225 g/t Ag. Approximately 81.9% of the gold and 89.3% of the silver present in the sample was cyanide soluble. The total sulphur assayed 0.39% with slightly more than half of the total coming from sulphide sulfur.

13.4.2	Base Case: Second Cleaner Concentrate Flotation

It is estimated that the second cleaner concentrate will contain approximately 68 percent of the gold and 80 percent of the silver contained in the feed to flotation as shown in Table 13.4 Base Case Flow Sheet.

Table 13.4 Base Case Flow Sheet

Metallurgical Product	Weight (%)	Distribution %		Assay (g/ton)
		Au	Ag	Au	Ag
Cleaner concentrate	1.50	67.50	80.70	54.90	14625
Cleaner Scavenger tail	2.30	8.30	7.10	4.36	837
Rougher tail	96.20	24.20	12.20	0.30	34
Combined final tail	98.50	32.50	19.30	0.40	53
Calculated head	100.00	100.00	100.00	1.19	267

Approximately 20 kilograms of each of the three samples (representing various grades) were procured for evaluation. The samples were labeled TR2016-01 (Mid Grade), TR2016-02 (High Grade), and TR2016-03 (Low Grade). The material was crushed to P100 passing 6 mesh, blended, and split into 1 kg charges. A representative sample was pulverized and submitted for head analyses. The results are shown in Table 13.5.

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Table 13.5 Samples Characterization and Head Assay, Fire Assay, and Whole Rock Analysis (%)

Ore Grade	Sample	Head Assays
		Au (g/t)	Ag (g/t)	SiO2 (%)	CaO (%)	Fe2O3 (%)	Total S (%)	Sulfide (%)
Low (LG)	TR2016-03	0.967	115.7	89.2	4.6	1.08	0.45	0.18
Medium (MG)	TR2016-01	2.014	241.4	84.8	5.6	1.13	0.24	0.05
High (HG)	TR2016-02	3.734	881.3	92	1.13	1.49	0.99	0.57

The composite samples provided by Endeavour Silver are deemed representative of materials with various precious metal grades present at Terronera:

•	The whole rock analyses showed some variability
•	The low and medium grade composites showed lower quartz contents when compared to the high grade composite
•	Differences are observed in the CaO and sulphide contents as well
•	Iron content is higher in the high grade composite
•	Higher levels of iron and sulphide provide an indication of presence of pyrite in the high grade composite

13.5	Mineralogy

The analytical and mineralogical data indicate that the rock matrix is comprised mainly of quartz. The vein material tested had a specific gravity of 2.65. This correlates well with the mineralogy results.

13.6	Comminution Testing

A Bond's Ball Mill Work Index was determined for four samples from various areas of the deposit for variability testing. The samples were designated as 501, 502, 503 and 504. Each sample was tested at a closed size of 100 mesh. In addition, the Bond's Ball mill work index was determined for the original composite TR 2015-1 sample at a closed size of 100 and 200 mesh. The BWi results are summarized in Table 13.6.

Table 13.6 Bond’s Ball Mill Work Index Test Results

Sample	BWi @100 mesh (kWh/t)
501	15.82
502	16.98
503	16.73
504	17.65
TR 2015-1	17.36
Sample	BWi @200 mesh (kWh/t)
TR 2015-1	17.28

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Samples were submitted to Hazen Research for additional comminution testing. The samples were subjected to SMC testing, Bond rod mill work index (RWi), Bond abrasion index (Ai), and Bond impact work index testing (CWi). The results are summarized in Table 13.7.

Table 13.7 Comminution Testing Results

RWi (kWh/t)	Ai (g)	CWi (kWh/t)	SCSE (kWh/t)
17.2	1.0916	8.3	9.85

Based on the results obtained the material would be classified as hard and highly abrasive. These grindability test results correlate well with previous data developed for materials from Terronera.

13.7	Grind Calibration and Rougher Flotation

Test charges from each sample were ground in a laboratory rod mill at 60 percent solids to establish a correlation between grind time and particle size distribution. Three targeted 80 percent passing particle size distributions were specified 150, 200 and 270 mesh Tyler.

Rougher flotation tests were conducted in duplicate on each of the three TRPM composite samples at each of the target grind sizes.

In the latest series of flotation tests at ALS, the only collector used was potassium amyl xanthate (PAX). For all other tests, the following flotation reagents dosages and conditions were applied for flotation:

•	86 g/t of AP-3418A added in the grind and flotation stages
•	28 g/t of A-241 added in the grind
•	107 g/t of CuSO4 added in the grind
•	33 g/t of F-65 added in the condition and flotation
•	30 percent pulp density
•	Natural pH using tap water

13.8	Processing Options

The processing options to be considered for Terronera for optimization of consumables and energy requirements include the following:

•	Application of HPGR technology coupled with fine grinding using vertical and high intensity grind (VTR & HIG) grinding equipment
•	Ore sorting

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13.9	Gravity Concentration

Small quantities of metallic gold and silver were indicated by metallic assay conducted on the composite samples at various grades. Inclusion of a gravity concentration circuit is not supported by the metallic assay data developed in this evaluation. However, higher grade zones should be analyzed for metallic gold and silver content to address the possibility of presence of coarse precious metal in higher grade zones in the deposit.

13.10	Process Mass Balance

In order to develop projected levels of precious metal recovery for the project a metallurgical simulation model of the beneficiation plant was constructed. A steady state mass balance was calculated for the entire process including the flotation circuit.

13.11	Conclusions

Using the metallurgical data developed by ALS, the expected levels of recovery for gold and silver are 80.38 and 84.55 percent, respectively. These levels of recovery may be achieved at grind of 80 percent passing 150 mesh.

A cleaner (higher grade) concentrate may be produced at a finer grind. A finer grind is achieved in the regrind circuit.

Optimization of the grinding circuit configuration may be necessary in order to achieve the fine grind required to enhance precious metal recovery.

Precious metal recovery is sensitive to grind size. Gold recovery appears to be more sensitive to grind size than silver.

Precious metals appear to be associated with sulphide mineralization present. Pyrite may be recovered at a relatively coarse grind of 100 mesh.

The Terronera Low, Medium, and High grade composites evaluated had a similar response to the flotation parameters evaluated. Precious metals recoveries were similar.

13.12	Recommendations

Definition of the most cost effective process for Terronera will depend on implementation of technology that provides a lower consumables requirement and energy efficient equipment.

Optimization of flotation efficiency will require further evaluation of reagents and locked cycle flotation test work.

It is recommended that further flotation test work be conducted on samples that represent the grade and ore horizons identified in the deposit.

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The following recommendations are presented for consideration in the process design criteria for development of the Terronera Project:

•

The lowest energy requirement for size reduction could be provided by inclusion of an HPGR crusher as the tertiary crusher. High Intensity (HIG) and Vertical (VTR) re-grind mills coupled with HPGR will result in energy savings

•

Flotation of a Flash (bulk concentrate) at a coarse grind will enhance precious metal recovery. The bulk concentrate was not subjected to fine grinding. Flash flotation concentrate had a high grade and was combined with the final concentrate without re-grind or further cleaning

•	A coarser grind for flotation will result in improved levels of recovery and enhanced stability for the TSF
•	Higher grade zones should be analyzed for metallic gold and silver content to address the possibility of presence of coarse precious metal
•	Ore sorting techniques should be evaluated to upgrade the process plant feed. This will result in a lower plant throughput while maintaining the level of precious metal production
•	Optimization of the grinding circuit is recommended to lower operating costs associated with grinding
•	In metallurgical testing regrind size prior to cleaning was in a 20 micron range. This will be difficult to achieve in actual practice. Further testing should be conducted for optimization of the grind size.

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14	MINERAL RESOURCE ESTIMATE

The Terronera Deposit and the La Luz Deposit are examined separately in this section.

14.1	Terronera Deposit Mineral Resource Estimate

14.1.1	Introduction

This Technical Report section is to update the Mineral Resource Estimate on the Preliminary Feasibility Study for the Terronera Deposit of Endeavour Silver Corp (“Endeavour Silver”) dated May 18, 2017. The Mineral Resource Estimate presented herein is reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101 and has been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource Estimates.

This Resource Estimate was undertaken by Yungang Wu, P.Geo., and Eugene Puritch, P.Eng., FEC, CET of P&E Mining Consultants Inc., Brampton, Ontario, both independent Qualified Persons in terms of NI 43-101, from information and data supplied by Endeavor Silver. The effective date of this Resource Estimate is August 7, 2018.

14.1.2	Database

All drilling and assay data were provided in the form of Excel data files by Endeavour Silver. The Gems database for this Mineral Resource Estimate, constructed by P&E, consisted of 156 drill holes totalling 46,309.30 metres and 36 channel samples totalling 77.25 metres, of which 18 drill holes totalling 7,817.05 metres were drilled in 2016 since the previous Mineral Resource Estimate (Table 14.1) . A drill hole plan view is shown in Appendix A.

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Table 14.1 Drill Hole Database Summary

Drilling Year	# Drill Holes	Drilling (m)	# of Samples	Notes
2011-2016	138	38,492.25	12,943	Used for 2017 Mineral Resource Estimate
2017	18	7,817.05	1,184	Drilled since 2017 Mineral Resource Estimate
Total	156	46,309.30	14,190	Used for this Mineral Resource Estimate
Channel	36	77.25	63	Used for 2017 Mineral Resource Estimate

The assay table of the Mineral Resource Estimate database contained a total of 14,190 Au, Ag, Cu, Pb and Zn assays. The Au and Ag assays were factored downward by core recovery and marked as Au_R and Ag_R in the database which was utilized for the Mineral Resource Estimate.

All drill hole survey and assay values are expressed in metric units, while grid coordinates are in the WGS84, Zone 13Q UTM geodetic reference system.

14.1.3	Data Verification

P&E carried out data verification for silver and gold assays contained in the Mineral Resource wireframes against laboratory certificates that were obtained directly from ALS Chemex laboratory in Hermosillo, Mexico. No errors were found.

Endeavour Silver adjusted downward 1,560 raw Ag and Au assays for core recovery, of which 297 assays used for the Mineral Resource Estimate. If core recovery was 92%, for example, Ag and Au assay values were reduced to 92% of the original analytical value. The adjusted values are recorded in the database as “Ag_REC” and “Au_REC” and these values were used for the Mineral Resource Estimate. P&E’s site visit confirmed that core recovery was generally very good, the vein was very competent and recovery was over 90% for the core examined. The oxidation level was generally low and the mineralization appeared unleached. P&E agrees with Endeavour Silver that the use of “recoverable” grades is a conservative approach.

In addition to the data verification reported above, P&E reviewed the QAQC for the Terronera Project analyses (ref. Section 11) and concludes that the analyses are acceptable. In P&E’s opinion the drill hole and assay/analytical databases may be used for the estimation of Mineral Resources.

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14.1.4	Domain Interpretation

A total of six mineralization vein wireframes were generated during this Mineral Resource Estimate. A cut-off grade of 150 g/t silver equivalent (AgEq) was applied to the wireframes. The AgEq was calculated with a formula of AgEq=Ag + (Au x 75). The wireframes were created from successive polylines on N50oE orientated vertical cross-sections with a 25 m spacing. In some cases mineralization below the above mentioned 150 g/t AgEq cut-off was included for the purpose of maintaining zonal continuity. On each cross-section, polyline interpretations were digitized from drill hole to drill hole but not typically extended more than 25 metres into untested territory. Minimum constrained sample length for interpretation was 2.0 metres. Historical mined out areas were depleted from the Terronera Vein (“TRV”) with the stope shapes provided by Endeavour Silver.

The resulting wireframe 3D domains were used as hard boundaries during Mineral Resource estimation, for rock coding, statistical analysis and compositing limits. The 3D domains are presented in Appendix B.

Topographic surface and mined voids were provided by Endeavour Silver. The topographic surface was created using a satellite image which presented some discrepancies with the surveyed drill hole collars. The Mineral Resource Estimate influenced by these discrepancies is minor; however, it is recommended that Endeavour Silver should survey the topography of the Terronera Deposit in the future.

14.1.5	Model Rock Code Determination

A unique model rock code was assigned for each mineralized domain in the Mineral Resource model. The codes applied for the models are tabulated in Table 14.2 .

Table 14.2 Model Rock Code Description and Volume

Domains	Rock Type	Volume (m3)
TRV	100	1,998,362
HW1	200	315,886
HW2	300	144,106
HW3	400	18,064
HW4	500	18,414
FW	600	37,150
Air	0
Waste	99

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14.1.6	Compositing

The basic statistics of all constrained assays and sample length are presented in Table 14.3.

Table 14.3 Basic Statistics of all Constrained Assays and Sample Length

Variable	Au	Ag	Length (m)
Number of Samples	1,919	1,919	1,919
Minimum Value (g/t)	0.01	0.30	0.05
Maximum Value (g/t)	36.50	15,532.50	4.00
Mean (g/t)	2.09	296.17	0.72
Median (g/t)	0.94	86.20	0.60
Variance	11.35	814,398.78	0.15
Standard Deviation (g/t)	3.37	902.44	0.39
Coefficient of Variation	1.61	3.05	0.54

Approximately 84% of the constrained sample lengths were 1 metre or less, with an overall average of 0.72 m. To regularize the assay sampling intervals for grade interpolation, a one-metre compositing length was selected for the drill hole intervals that fell within the constraints of the above-mentioned domains. The composites were calculated for Ag and Au over 1.0 metre lengths starting at the first point of intersection between assay data hole and hanging wall of the 3-D zonal constraint. The compositing process was halted upon exit from the footwall of the aforementioned constraint. Un-assayed intervals and below detection limit assays were set to 0.001 g/t for all elements. Any composites that were less than 0.25 metre in length were discarded so as not to introduce any short sample bias in the interpolation process. The constrained composite data were extracted to point files for a capping study. The composite statistics are summarized in Table 14.4.

Table 14.4 Composite Summary Statistics

Variable	Ag Composite	Au Composite	Ag Capped Composite	Au Capped Composite
Number of Samples	1,477	1,477	1,477	1,477
Minimum Value (g/t)	0.01	0.01	0.01	0.01
Maximum Value (g/t)	11,510.61	28.57	2,100.00	21.00
Mean (g/t)	252.61	1.88	210.79	1.86
Median (g/t)	91.00	1.00	91.00	1.00
Geometric Mean (g/t)	90.91	0.85	89.55	0.85
Variance	421,824.55	6.85	121,458.20	6.21
Standard Deviation (g/t)	649.48	2.62	348.51	2.49
Coefficient of Variation	2.57	1.39	1.65	1.34

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14.1.7	Grade Capping

Grade capping was investigated on the 1.0 m composite values in the database within the constraining domains to ensure that the possible influence of erratic high values did not bias the database. Ag and Au composite Log-normal histograms were generated for each mineralized domain and the resulting graphs are exhibited in Appendix C. The Ag and Au grade capping values are detailed in Table 14.5 and 14.6 respectively. The capped composites were utilized to develop variograms and for block model grade interpolation.

Table 14.5 Ag Grade Capping Values

Domain	Total # of Composites	Capping Value Au (g/t)	# of Capped Composites	Mean of Composites	Mean of Capped Composites	CoV of Composites	CoV of Capped Composites	Capping Percentile
TRV	1,078	No Cap	0	1.86	1.86	1.34	1.34	100.00%
HW1	222	15	2	2.07	1.97	1.58	1.35	99.10%
HW2	111	15	1	2.28	2.23	1.23	1.15	99.10%
HW3	16	No Cap	0	0.52	0.52	1.01	1.01	100.00%
HW4	23	No Cap	0	1.75	1.75	1.12	1.12	100.00%
FW	27	No Cap	0	0.49	0.49	0.91	0.91	100.00%

Table 14.6 Au Grade Capping Values

Domain	Total # of Composites	Capping Value Ag (g/t)	# of Capped Composites	Mean of Composites	Mean of Capped Composites	CoV of Composites	CoV of Capped Composites	Capping Percentile
TRV	1,078	2,100	21	269.76	225.88	2.64	1.7	98.10%
HW1	222	1,050	3	173.37	158.57	1.78	1.27	98.60%
HW2	111	1,000	6	256.01	173.64	2.49	1.35	94.60%
HW3	16	600	2	296.95	228.37	1.22	0.95	87.50%
HW4	23	No Cap	0	108.25	108.25	1.58	1.58	100.00%
FW	27	800	3	301.93	266.94	1.17	1.04	88.90%

14.1.8	Semi-Variography

A semi-variography study was performed as a guide to determining a grade interpolation search strategy. Omni, along strike, down dip and across dip semi-variograms were attempted for each domain using Ag and Au capped composites. Selected variograms are attached in Appendix D.

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Continuity ellipses based on the observed ranges were subsequently generated and utilized as the basis for estimation search ranges, distance weighting calculations and Mineral Resource classification criteria. Anisotropy was modeled based on an average strike direction of 320°, -75° NE down dip.

14.1.9	Bulk Density

A total of 1,680 bulk density measurements from 88 drill holes were provided by Endeavour Silver, of which 683 measurements were from the mineralized veins with an average bulk density of 2.57 t/m3. Bulk density determination by Endeavour Silver was undertaken with water displacement on waxed drill core.

David Burga, P.Geo of P&E collected 10 samples in 2016 during his site visit. The samples were tested in AGAT Laboratories in Mississauga, and the average bulk density was 2.52 t/m3.

David Burga, P.Geo of P&E collected 3 additional samples in January 2018 during his site visit. The samples were tested in AGAT Laboratories in Mississauga, and the average bulk density was 2.56 t/m3.

14.1.10	Block Modeling

The Terronera Mineral Resource Estimate block model was constructed using Geovia Gems V6.8 modelling software and the block model origin and block size are tabulated in Table 14.7. The block model consists of separate models for estimated grade, rock type, volume percent, bulk density and classification attributes.

Table 14.7 Block Model Definition

Direction	Origin	# of Blocks	Block Size (m)
X	516,355	400	4.0
Y	2,296,905	280	1.0
Z	1,768	150	4.0
Rotation	50[o] Clockwise

All blocks in the rock type block model were initially assigned a waste rock code of 99, corresponding to the surrounding country rocks. All mineralized domains were used to code all blocks within the rock type block model that contain 1% or greater volume within the domains. These blocks were assigned their appropriate individual rock codes as indicated in Table 14.2. The topographic surfaces were subsequently utilized to assign rock code 0 for air, to all blocks 50% or greater above the surface.

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A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domains. As a result, the domain boundary was properly represented by the percent model ability to measure individual infinitely variable block inclusion percentages within that domain. The minimum percentage of the mineralized block was set to 1%.

The bulk density of each mineralized domain was interpolated with the Nearest Neighbour (NN) method using 683 bulk density measurements.

The Ag and Au grade were interpolated with Inverse Distance Cubed (1/D3) using capped composites. Multiple passes were executed for the grade interpolation to progressively capture the sample points in order to avoid over smoothing and preserve local grade variability. Search ranges were based on the variograms and search directions which were aligned with the strike and dip directions of each mineralized domain accordingly. Grade blocks were interpolated using the parameters in Table 14.8.

Table 14.8 Au and Ag Block Model Interpolation Parameters

Element	Pass	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # of Samples per Hole	Min # Samples	Max # Samples
Ag	I	27	30	6	2	5	12
	II	45	50	10	2	3	12
	III	135	150	30	2	1	12
Au	I	20	25	5	2	5	12
	II	30	40	10	2	3	12
	III	135	150	30	2	1	12

Selected cross-sections and plans of the Ag grade blocks are presented in Appendix E.

The Ag equivalence (AgEq) were manipulated using formula AgEq g/t = Ag g/t + (Au g/t * 75).

14.1.11	Mineral Resource Classification

In P&E's opinion, the drilling, assaying and exploration work of the Terronera Deposit supporting this mineral Resource Estimate are sufficient to indicate a reasonable potential for economic extraction and thus qualify it as a Mineral Resource under the CIM definition standards. The Mineral Resources were classified as Indicated and Inferred based on the geological interpretation, semi-variogram performance and drill hole spacing. The Indicated Mineral Resources were classified for the blocks interpolated by the grade interpolation Pass I and II in the Table 14.8, which used at least three composites from a minimum of two holes; and Inferred Mineral Resources were categorized for all remaining grade populated blocks within the mineralized domains. The classifications have been adjusted on long section to reasonably reflect the distribution of each category. Selected classification block cross-sections and plans are attached in Appendix F.

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14.1.12	Mineral Resource Estimate Cut-Off

The Mineral Resource Estimate was derived from applying a AgEq cut-off grade to the block model and reporting the resulting tonnes and grade for potentially mineable areas. The following calculation demonstrates the rationale supporting the AgEq cut-off grade that determines the underground potentially economic portions of the constrained mineralization.

Underground AgEq Cut-Off Grade Calculation:

•	Au Price $1,275/oz based on approx. two year average at June 30/18
•	Ag Price $17/oz based on approx. two year average at June 30/18
•	AgEq Recovery	87%
•	Mining Cost	$40/tonne mined
•	Process Cost	$23/tonne processed
•	General & Administration	$8/tonne processed
•	AgEq Refining	$/oz $0.5
•	AgEq Smelter Payable	99%

Therefore, the AgEq cut-off grade for the underground Resource Estimate is calculated as follows:

•	Mining, Processing and G&A costs per ore tonne = ($40 + $23 + $8) = $71/tonne
•	[($71)/[($17.00 -$0.50)/31.1035 x 87% Recovery x 99% Payable] = 155.4 g/t, Use 150 g/t

14.1.13	Terronera Mineral Resource Estimate

P&E considers that the silver and gold mineralization of Terronera Deposit is potentially amenable to underground extraction. The resulting Mineral Resource Estimate is tabulated in the Table 14.9.

Table 14.9 Terronera Mineral Resource Estimate at Cut-Off 150g/t AgEq(1-6)

Class	Tonnes ('000's)	Ag g/t	Contained Ag (k oz)	Au g/t	Contained Au (k oz)	AgEq g/t	Contained AgEq (k oz)
Indicated	4,237	240	32,658	2.20	299	405	55,083
Inferred	1,015	258	8,400	1.82	59	395	12,825

1.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

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2.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.

The Mineral Resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

4.	AgEq g/t = Ag g/t + (Au g/t x 75)
5.	Historically mined areas were depleted from the Terronera Vein wireframe.
6.	Mineral Resources are inclusive of Mineral Reserves.

Mineral Resources are sensitive to the selection of a reporting AgEq cut-off grade as demonstrated in Table 14.10.

Table 14.10 Sensitivity to Mineral Resource Estimate

Class	Cut-off AgEq g/t	Tonnes (‘000’s)	Ag g/t	Contained Ag (k oz)	Au g/t	Contained Au (k oz)	AgEq g/t	Contained AgEq (k oz)
Indicated	1,000	195	1,156	7,236	3.59	22	1,425	8,935
	750	374	889	10,679	3.68	44	1,165	14,008
	500	839	598	16,116	3.52	95	862	23,252
	250	2,752	312	27,566	2.64	234	510	45,124
	200	3,547	268	30,573	2.39	273	447	51,004
	150	4,237	240	32,658	2.20	299	405	55,083
	125	4,514	230	33,309	2.12	307	389	56,455
	100	4,738	222	33,756	2.05	313	376	57,238
	50	5,050	211	34,191	1.95	317	357	58,004
	0	5,161	207	34,268	1.92	318	351	58,241
Inferred	1000	28	1,179	1,053	3.02	3	1,406	1,265
	750	76	811	1,972	3.44	8	1,069	2,612
	500	233	535	4,014	3.02	23	762	5,704
	250	629	333	6,743	2.35	47	509	10,298
	200	833	288	7,721	2.03	54	440	11,791
	150	1,015	258	8,400	1.82	59	395	12,825
	125	1,101	243	8,598	1.75	62	374	13,248
	100	1,153	235	8,719	1.7	63	363	13,438
	50	1,201	228	8,802	1.64	63	351	13,553
	0	1,221	225	8,820	1.62	64	347	13,602

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14.1.14	Confirmation of Estimate

The block model was validated using a number of industry standard methods including visual and statistical methods.

•	Visual examination of composite and block grades on successive plans and sections on-screen in order to confirm that the block model correctly reflects the distribution of sample grades.
•	Review of estimation parameters include:

o	Number of composites used for estimation;
o	Number of holes used for estimation;
o	Mean Distance to sample used;
o	Number of passes used to estimate grade;
o	Mean value of the composites used.

Comparison of Ag and Au mean grades of composites with block model is presented in Table 14.11.

Table 14.11 Average Grade Comparison of Composites with Block Model

Data Type	Ag g/t	Au g/t
Composites	253	1.88
Capped Composites	219	1.86
Block Model ID3*	206	1.80
Block Model NN**	206	N/A

*block model grade interpolated using Inverse Distance Cubed
**block model grade interpolated using Nearest Neighbour

The comparison above shows the average grades of the Ag and Au blocks in the block models to be somewhat lower than the average grades of capped composites used for grade estimation. This is probably due to the localized clustering being smoothed by the block modeling grade interpolation process. The block model grade will be more representative than the capped composites due to the block model’s 3D spatial distribution characteristics.

A volumetric comparison was performed with the block model volume versus the geometric calculated volume of the domain solids and the differences are detailed in Table 14.12.

Table 14.12 Volume Comparison of Block Model with Geometric Solids

Geometric Volume of Wireframes	2,531,982 m3
Block Model Volume	2,531,513 m3
Difference %	0.02%

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Ag local trends were evaluated by comparing the ID3 and NN estimate against Ag Composites and Capped Composites. As shown in Figures 14.1 and 14.2, the Ag grade interpolation with Inverse Distance Cubed and Nearest Neighbour agreed well.

Figure 14.1 Ag Grade Swath Easting Plot

Figure 14.2 Ag Grade Swath Northing Plot

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Figure 14.3 Ag Grade Swath Elevation Plot

A comparison of the grade-tonnage curve of the Ag grade model interpolated with Inverse Distance cubed (1/d3) and Nearest Neighbour (NN) on a global mineralization basis is presented in Figure 14.4.

Figure 14.4 Ag Grade and Tonnage Comparisons for ID3 and NN Interpolation

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14.2	La Luz Deposit Mineral Resource Estimate

14.2.1	Introduction

This section summarizes the Mineral Resource Estimate on the La Luz Deposit. The Mineral Resource Estimate presented herein is reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101 and has been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into Mineral Reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource Estimates.

This Resource Estimate was undertaken by Yungang Wu, P.Geo., and Eugene Puritch, P.Eng., FEC, CET of P&E Mining Consultants Inc., Brampton, Ontario, both independent Qualified Persons in terms of NI43-101, from information and data supplied by Endeavor Silver. The effective date of this Mineral Resource Estimate is August 7, 2018.

14.2.2	Database

All drilling and assay data were provided in the form of Excel data files by Endeavour Silver. The Gems database for this Mineral Resource Estimate, constructed by P&E, consisted of 41 diamond drill holes totalling 9,795.65 metres completed in 2016 and 2017. A drill hole plan is shown in Appendix A.

The assay table of the database contained a total of 1,472 samples that were analyzed for Au, Ag and 34 other elements. The Au and Ag assays were factored downward by core recovery and marked as Au_REC and Ag_REC in the database which was utilized for the Mineral Resource Estimate.

All drill hole survey and assay values are expressed in metric units, while grid coordinates are in the WGS84, Zone 13Q UTM geodetic reference system.

14.2.3	Data Verification

P&E carried out data verification for silver and gold assays contained in the Mineral Resource wireframes against laboratory certificates that were obtained directly from ALS Chemex laboratory in Hermosillo, Mexico. No errors were found.

A total 46 raw Ag and Au assays were adjusted for core recovery, of which 4 assays used for the Mineral Resource Estimate. If the core recovery was 92%, for example, Ag and Au assay values were reduced to 92% of the original analytical value. The adjusted values are recorded in the database as “Ag_REC” and “Au_REC” and these values were used for the Mineral Resource Estimate. P&E’s site visit confirmed that core recovery was generally very good, the vein was very competent and recovery was over 90% for the core examined. The oxidation level was generally low and the mineralization appeared unleached. P&E agrees with Endeavour Silver that the use of “recoverable” grades is a conservative approach.

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In addition to the data verification reported above, P&E reviewed the QAQC for the Terronera Project analyses and concludes that the analyses are acceptable. In P&E’s opinion the drill hole and assay/analytical databases may be used for the estimation of Mineral Resources.

14.2.4	Domain Interpretation

Two mineralized veins were generated during the course of this Mineral Resource Estimate. A cut-off grade of 150 g/t silver equivalence (AgEq) was applied to the wireframes. The AgEq was calculated with a formula of AgEq = Ag + (Au x 75). The wireframes were created from successive polylines on west facing vertical cross-sections with 50m spacing. In some cases mineralization below the above mentioned 150 g/t AgEq cut-offs was included for the purpose of maintaining zonal continuity. On each cross-section, polyline interpretations were digitized from drill hole to drill hole but not typically extended more than 25 metres into untested territory. Minimum constrained sample length for interpretation was 0.9 metres.

A topographic surface was provided by Endeavour Silver.

The resulting domains were used as hard boundaries during Mineral Resource Estimation, for rock coding, statistical analysis and compositing limits. The 3D domains are presented in Appendix B.

14.2.5	Model Rock Code Determination

A unique model code was assigned for each mineralized domain in the Mineral Resource model. The codes applied for the models are tabulated in Table 14.13 .

Table 14.13 La Luz Model Rock Code Description and Volume

Domains	Rock Type	Volume (m3)
La Luz V	1000	71,601
La Luz HW	2000	4,132
Air	0
Waste	99

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14.2.6	Compositing

The basic statistics of all constrained assays and sample length are shown in Table 14.14.

Table 14.14 Basic Statistics of All Constrained Assays and Sample Length

Variable	Ag	Au	Length (m)
Number of Samples	96	96	96
Minimum Value (g/t)	0.90	0.01	0.15
Maximum Value (g/t)	2,600.00	320.00	1.50
Mean (g/t)	180.82	15.99	0.58
Median (g/t)	37.25	4.67	0.55
Variance	150,234.16	1,835.74	0.07
Standard Deviation (g/t)	387.60	42.85	0.26
Coefficient of Variation	2.14	2.68	0.45

Approximately 98% of the constrained sample lengths were 1 metre or less, with an overall average of 0.58 m. In order to regularize the assay sampling intervals for grade interpolation, an one metre compositing length was selected for the drill hole intervals that fell within the constraints of the above-mentioned domains. The composites were calculated for Ag and Au over 1.0 metre lengths starting at the first point of intersection between assay data hole and hanging wall of the 3-D zonal constraint. The compositing process was halted upon exit from the footwall of the aforementioned constraint. Un-assayed intervals and below detection limit assays were set to 0.001 g/t for both Au and Ag. Any composites that were less than 0.25 metres in length were discarded so as not to introduce any short sample bias in the interpolation process. The constrained composite data were extracted to point files for a capping study. The composite statistics are summarized in Table 14.15.

Table 14.15 Composite Summary Statistics

Variable	Ag Composite	Au Composite	Ag Capped Composite	Au Capped Composite
Number of Samples	63	63	63	63
Minimum Value (g/t)	1.15	0.01	1.15	0.01
Maximum Value (g/t)	1,510.63	168.73	1,000.00	90.00
Mean (g/t)	154.96	13.58	146.85	12.33
Median (g/t)	45.80	5.48	45.80	5.48
Geometric Mean (g/t)	50.35	3.27	50.02	3.24
Variance	66,346.86	645.10	48,443.70	354.18
Standard Deviation (g/t)	257.58	25.40	220.10	18.82
Coefficient of Variation	1.66	1.87	1.50	1.53

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14.2.7	Grade Capping

Grade capping was investigated on the 1.0 m composite values in the database within the constraining domains to ensure that the possible influence of erratic high values did not bias the database. Ag and Au composite Log-normal histograms were generated for each mineralized domain and the resulting graphs are exhibited in Appendix C. The Ag and Au grade capping values are detailed in Table 14.16 . The capped composites were utilized to develop variograms and for block model grade interpolation.

Table 14.16 Grade Capping Values

Element	Total # Composites of	Capping Value (g/t)	Total # of Capped Composites	Mean		Coefficient of Variation
				Composites	Capped Composites	Composites	Capped Composites	Capping Percentile
Au	63	90	1	13.58	12.33	1.87	1.53	98.4%
Ag	63	1,000	1	154.96	146.85	1.66	1.50	98.4%

14.2.8	Semi-Variography

A semi-variography study was performed as a guide to determining a grade interpolation search strategy. Omni, along strike, down dip and across dip semi-variograms were attempted using Ag and Au capped composites. Selected variograms are attached in Appendix D.

Continuity ellipses based on the observed ranges were subsequently generated and utilized as the basis for estimation search ranges, distance weighting calculations and Mineral Resource classification criteria. Anisotropy was modeled based on an average strike direction of 97°, -75° NNE down dip.

14.2.9	Bulk Density

424 bulk density measurements from 37 drill holes were provided by Endeavour Silver, of which 79 measurements were constrained within the mineralized veins with an average bulk density of 2.65 t/m3. Bulk density determination by Endeavour Silver was undertaken with water displacement on waxed drill core.

David Burga, P.Geo of P&E collected 12 samples in January 2018 during his site visit. The samples were tested in AGAT Laboratories in Mississauga, and the average bulk density was 2.62 t/m3.

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14.2.10	Block Modelling

The La Luz Mineral Resource block model was constructed using Geovia Gems V6.8 modelling software and the block model origin and block size are tabulated in Table 14.17. The block model consists of separate models for estimated grade, rock type, volume percent, bulk density and classification attributes.

Table 14.17 Block Model Definition

Direction	Origin	# of Blocks	Block Size (m)
X	517,699.391	306	2
Y	2,298,795.037	186	0.5
Z	1,392	190	2
Rotation	7[o] Clockwise

All blocks in the rock type block model were initially assigned a waste rock code of 99, corresponding to the surrounding country rocks. All mineralized domains were used to code all blocks within the rock type block model that contain 1 % or greater volume within the domains. These blocks were assigned their appropriate individual rock codes as indicated in Table 14.14. The topographic surfaces were subsequently utilized to assign rock code 0 for air, to all blocks 50 % or greater above the surface.

A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domains. As a result, the domain boundary was properly represented by the percent model ability to measure individual infinitely variable block inclusion percentages within that domain. The minimum percentage of the mineralized block was set to 1%.

The bulk density of each mineralized domain was interpolated with the NN method using 79 bulk density measurements.

The Ag and Au grade were interpolated with Inverse Distance Cubed (1/D3) using capped composites. Multiple passes were executed for the grade interpolation to progressively capture the sample points in order to avoid over smoothing and preserve local grade variability. Search ranges were based on the variograms and search directions which were aligned with the strike and dip directions of each mineralized domain accordingly. Grade blocks were interpolated using the parameters in Table 14.18.

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Table 14.18 Au and Ag Block Model Interpolation Parameters

Element	Pass	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # of Samples per Hole	Min # Samples	Max # Samples
Ag	I	45	45	10	2	3	12
	II	90	90	20	2	1	12
Au	I	40	40	10	2	3	12
	II	80	80	20	2	1	12

Selected cross-sections and plans of the Ag grade blocks are presented in Appendix E.

The Ag equivalence (AgEq) were manipulated using formula AgEq g/t = Ag g/t + (Au g/t * 75).

14.2.11	Mineral Resource Classification

In P&E's opinion, the drilling, assaying and exploration work of the La Luz Deposit supporting this Mineral Resource Estimate are sufficient to indicate a reasonable potential for economic extraction and thus qualify it as a Mineral Resource under the CIM definition standards. The Mineral Resources were classified as Indicated and Inferred based on the geological interpretation, semi-variogram performance and drill hole spacing. The Indicated Mineral Resources were classified for the blocks interpolated by the grade interpolation Pass I in the Table 14.18, which used at least three composites from a minimum of two holes; and Inferred Mineral Resources were categorized for all remaining grade populated blocks within the mineralized domains. The classifications have been adjusted on long section to reasonably reflect the distribution of each category. Selected classification block cross-sections and plans are attached in Appendix F.

14.2.12	Mineral Resource Estimate Cut-Off

The Mineral Resource Estimate was derived from applying a AgEq cut-off grade to the block model and reporting the resulting tonnes and grade for potentially mineable areas. The following calculation demonstrates the rationale supporting the AgEq cut-off grade that determines the underground potentially economic portions of the constrained mineralization.

Underground AgEq Cut-Off Grade Calculation:

Au Price	$1,275/oz based on approx. two year average at June 30/18
Ag Price	$17/oz based on approx. two year average at June 30/18

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AgEq Recovery	87%
Mining Cost	$40/tonne mined
Process Cost	$23/tonne processed
General & Administration	$8/tonne processed
AgEq Refining $/oz	$0.5
AgEq Smelter Payable	99%

Therefore, the AgEq cut-off grade for the underground Resource Estimate is calculated as follows:

Mining, Processing and G&A costs per ore tonne = ($40 + $23 + $8) = $71/tonne

[($71)/[($17.00 - 0.50)/31.1035 x 87% Recovery x 99% Payable] = 155.4 g/t, Use 150 g/t

14.2.13	La Luz Mineral Resource Estimate

P&E considers that the silver and gold mineralization of La Luz Deposit is potentially amenable to underground extraction. The resulting Mineral Resource Estimate is tabulated in the Table 14.19.

Table 14.19 La Luz Mineral Resource Estimate at Cut-Off 150g/t AgEq (1-5)

Class	Tonnes ('000's)	Ag g/t	Contained Ag (k oz)	Au g/t	Contained Au (k oz)	AgEq g/t	Contained AgEq (k oz)
Indicated	126	192	779	13.60	55	1,212	4,904
Inferred	58	145	269	12.15	23	1,060	1,994

1.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.

The Mineral Resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

4.	AgEq g/t = Ag g/t + (Au g/t x 75)

5.	Mineral Resources are inclusive of Mineral Reserves

Mineral Resources are sensitive to the selection of a reporting AgEq cut-off grade as demonstrated in Table 14.20.

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Table 14.20 Sensitivity to Resource Estimate

Class	Cut-Off AgEq g/t	Tonnes (‘000’s)	Ag g/t	Contained Ag (k oz)	Au g/t	Contained Au (k oz)	AgEq g/t	Contained AgEq (k oz)
Indicated	51	312	512	26.45	43	2,295	3,774	51
	59	283	542	24.25	46	2,102	4,021	59
	75	243	582	20.85	50	1,806	4,336	75
	116	202	756	14.58	55	1,295	4,851	116
	120	198	766	14.19	55	1,262	4,883	120
	123	196	772	13.96	55	1,243	4,900	123
	123	195	773	13.88	55	1,236	4,907	123
	124	194	775	13.8	55	1,229	4,912	124
	125	193	777	13.72	55	1,222	4,913	125
	126	193	778	13.66	55	1,217	4,917	126
	126	192	779	13.60	55	1,212	4,904	126
	127	191	781	13.54	55	1,207	4,926	127
	128	191	782	13.47	55	1,201	4,928	128
	128	190	783	13.4	55	1,195	4,930	128
	129	189	785	13.33	55	1,189	4,934	129
	130	188	786	13.23	55	1,180	4,937	130
	134	183	792	12.82	55	1,145	4,948	134
	137	180	793	12.57	55	1,123	4,950	137
Inferred	21	146	99	25.87	18	2,087	1,416	21
	26	130	109	23.13	19	1,865	1,561	26
	29	131	122	21.42	20	1,737	1,627	29
	52	154	256	13.35	22	1,156	1,915	52
	53	151	259	12.99	22	1,125	1,931	53
	55	149	262	12.67	22	1,099	1,941	55
	55	148	263	12.59	22	1,092	1,945	55
	56	147	265	12.49	22	1,084	1,947	56
	56	147	266	12.37	22	1,074	1,950	56
	57	146	267	12.26	22	1,065	1,954	57
	58	145	269	12.15	23	1,060	1,994	58
	59	144	271	11.98	23	1,043	1,961	59
	59	143	272	11.85	23	1,032	1,965	59
	60	142	273	11.76	23	1,024	1,966	60
	60	142	274	11.69	23	1,018	1,969	60
	61	141	274	11.62	23	1,013	1,970	61
	62	138	276	11.37	23	991	1,973	62
	63	137	276	11.21	23	977	1,975	63

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14.2.14	Confirmation of Estimate

The block model was validated using a number of industry standard methods including visual and statistical methods.

Visual examination of composite and block grades on successive plans and sections on-screen in order to confirm that the block model correctly reflects the distribution of sample grades.

Review of estimation parameters include:

•	Number of composites used for estimation;
•	Number of holes used for estimation;
•	Mean Distance to sample used;
•	Number of passes used to estimate grade;
•	Mean value of the composites used.

Comparison of Ag and Au mean grades of composites with block model is presenting in Table 14.21 .

Table 14.21 Average Grade Comparison of Composites with Block Model

Data Type	Ag g/t	Au g/t
Composites	155	13.58
Capped Composites	147	12.33
Block Model ID3*	169	12.21
Block Model NN**	171	12.14

*block model grade interpolated using Inverse Distance Cubed \
**block model grade interpolated using Nearest Neighbour

The comparison above shows the average grades of the Au blocks in the block models to be slightly lower while Ag grade higher than the average grades of capped composites used for grade estimation. This is probably due to the localized clustering were smoothed by the block modeling grade interpolation process. The block model grade will be more representative than the capped composites due to the block model’s 3D spatial distribution characteristics.

A volumetric comparison was performed with the block model volume versus the geometric calculated volume of the domain solids and the differences are detailed in Table 14.22.

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Table 14.22 Volume Comparison of Block Model with Geometric Solids

Geometric Volume of Wireframes	75,733 m3
Block Model Volume	75,701 m3
Difference %	0.04%

Ag and Au local trends were evaluated by comparing the Inverse Distance Cubed (ID3) and Nearest Neighbour (NN) estimate against their Composites and Capped Composites. As shown in Figures 14.5 through 14.10, both the Ag and Au grade interpolation with ID3 and NN agreed well.

Figure 14.5 Ag Grade Swath Easting Plot

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Figure 14.6 Ag Grade Swath Northing Plot

Figure 14.7 Ag Grade Swath Elevation Plot

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Figure 14.8 Au Grade Swath Easting Plot

Figure 14.9 Au Grade Swath Northing Plot

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Figure 14.10 Au Grade Swath Elevation Plot

A comparison of the grade-tonnage curve of the Ag and Au grade model interpolated with Inverse Distance cubed (ID3) and Nearest Neighbour (NN) on a global mineralization basis are presented in Figure 14.11 and 14.12 for Ag and Au respectively.

Figure 14.11 Ag Grade and Tonnage Comparisons for ID3 and NN Interpolation

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Figure 14.12 Au Grade and Tonnage Comparisons for ID3 and NN Interpolation

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15	MINERAL RESERVE ESTIMATE

15.1	Cut-Off Grade

Both gold and silver are payable elements for the Terronera and La Luz Deposits. Due to the difference in size between the two deposits (Terronera contains roughly 12 x the total payable value of La Luz), cut-offgrades are calculated in silver equivalent (AgEq) to reflect the dominant payable metal across the combined project. The silver equivalent formula is AgEq g/t = (75 * Au g/t) + Ag g/t.

Cut-off grades for the two deposits are shown in Table 15.2 and reflect the input parameters shown in Table 15.1 below. All parameters, other than mining cost, were provided by others. These provided parameters were reviewed by P&E and have been deemed to be reasonable.

Table 15.1 Cut-Off Grade Input Parameters

Parameter	Unit	Value for Gold	Value for Silver
Metal Price	$ / oz	1,275	17
Recovery	%	85.0	88.5
Mass Pull	%	2.2
Concentrate Payable	%	98.0	97.5
Refining Cost	$ / oz	6.00
Tailings Cost	$/dmt concentrate	110.00
Transport Cost	$/dmt concentrate	37.06
Sales Cost	$/dmt concentrate	5.00
Transport Losses	%	0.2
Property NSR Royalty	%	2.0
Government Precious Metals Royalty	%	0.5
Arsenic Penalty*	$/dmt concentrate	6.00
Antimony Penalty**	$/dmt concentrate	0.00
Bismuth Penalty***	$/dmt concentrate	0.00
Other Concentrate Costs	$/dmt concentrate	3.48
Payable Recovery	%	80.8	81.2

*Arsenic Penalty is $2.00 per 0.1% above 0.2%
**Antimony Penalty is $0.50 per 0.01% above 0.05%
***Bismuth Penalty is $0.30 per 0.01% above 0.04%

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Table 15.2 Cut-Off Grade Calculations

Item	Unit	Terronera	La Luz
Estimated Mining Cost	$/t	36.40	61.50
Estimated Process Plant Cost	$/t	21.00	21.00
Estimated Tailings Transport Cost	$/t	1.20	1.20
Estimated Administration Cost	$/t	8.70	8.70
Estimated Concentrate Cost	$/t	3.48	3.48
Total Cost	$/t	70.78	95.88
Cut-Off Grade	AgEq g/t	155.4 (use 160)	216

15.2	Mining Dilution

To recover the ore from the veins in the Terronera and La Luz Deposits, some sub economic material will be mined. Internal (planned) dilution is already incorporated into the mining shape (see Figure 15.1). Unplanned (external) dilution is expected to have a metal content that varies in grade depending on mining location. To estimate the diluting grade, a dilution “skin” was modelled around the mining shape. This skin was subsequently queried against drill hole assays used for modelling the deposit to estimate the metal content of the dilution. Details on the volume and metal content of the skins can be found in Sections 15.2.1 and 15.2.2.

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Figure 15.1 Stope Delineation at Terronera

Due to the fact that mining areas are adjacent to backfilled areas, an additional amount of zero-grade backfill dilution was added to account for over break during blasting or gouging of the floor/walls during stope ore loading.

15.2.1	Terronera Mining Dilution

To create the diluting skin around the mining shapes in the Terronera Deposit, over break outside of the mining shape was estimated at 0.15 m on the Hanging wall (HW) and Footwall (FW) sides. Floor and back over break was discounted in the skin due to the floor dilution being replaced by backfill dilution, and dilution in the roof being at the full grade of the deposit since the veins extend upwards. Details of the metal content of the diluting material can be seen in Table 15.3 below.

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Table 15.3 Terronera Diluting Grades by Mining Block

Mining Block	Au g/t	Ag g/t	AgEq g/t
M1	0.90	86	154
M2	0.93	56	126
M3	0.33	50	75
M4	0.30	86	109
M5	0.43	55	87

Total dilution of the Terronera Deposit is estimated at 10.3% by mass, comprised of 3% backfill dilution and 7.3% HW/FW dilution. The minimum mining width at Terronera is 2.4m.

A detailed breakdown of the dilution at Terronera by type and grade can be seen in Table 15.5. Total diluting tonnes in the Terronera Deposit, prior to mining losses, are 449,000 tonnes.

15.2.2	La Luz Mining Dilution

To create the diluting skin around the mining shapes in the La Luz Deposit, over break outside of the mining shape was estimated at 0.10 m on the Hanging wall (HW) and Footwall (FW) sides. Floor and roof over break was discounted in the skin due to the floor dilution being replaced by backfill dilution, and roof dilution being at the full grade of the deposit. The decrease in over break at La Luz versus at Terronera is a result of a change from drift-and-fill mining to resue mining with a decreased minimum mining width. Details of the metal content of the diluting material can be seen in Table 15.4 .

Table 15.4 La Luz Diluting Grades by Mining Block

Mining Block	Au g/t	Ag g/t	AgEq g/t
M6	0.27	8	28

Total dilution of the La Luz Deposit is estimated at 22.1% by mass, comprised of 3% backfill dilution and 19.1% HW/FW dilution. The La Luz Vein is a much higher-grade deposit and is much more narrow deposit than Terronera, resulting in a greater dilution by mass at La Luz than at Terronera. The minimum mining width at La Luz is 0.9 m.

A detailed breakdown of the dilution at La Luz by type and grade can be seen in Table 15.6. Total diluting tonnes in the La Luz Deposit, prior to mining losses, are 27,000 tonnes.

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15.3	Mining Loss

Throughout the course of underground mining operations (drill, blast, load, haul), some ore material that was planned to be mined will fail to reach the process plant. This loss is estimated at 5% of the diluted quantity, resulting in a mining recovery of 95% of diluted mineralized material. This factor was applied to both the Terronera and La Luz Deposits equally, since both deposits use nearly identical equipment and have very similar mining methods.

15.4	Mining Operating Cost Inputs

Initial cut-off grades were calculated from estimates of mining costs. Final cost calculations resulted in higher mining costs than initially estimated, as explained in the following subsections, but with little overall impact.

15.4.1	Terronera Mining Operating Cost

The initial mine operating cost estimate for the Terronera Deposit was $36.40 per ore tonne for a 1,500 tpd production schedule. Once Gemcom polyline AgEq cut-off stope modelling was completed, the final mining operating cost was determined to be $44.27 per ore tonne, due partly to changes in the production plan and other alterations to the mine design. However, the marginal cost of mining a tonne of ore was determined to be $37.96 per ore tonne, which equates to a cut-off grade (“COG”) of 163 g/t. P&E believes it is appropriate to maintain the 160 g/t COG for the Terronera Deposit, since the variance in mineralized tonnage between the marginal COG and the economic COG is less than 1% as shown in Figure 15.2.

Figure 15.2 Terronera Deposit Tonnage-Grade Curve

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15.4.2	La Luz Mine Operating Cost

The initial mine operating cost estimate for the La Luz Deposit was $61.53 per tonne of ore. Once modelling was completed, the final mining operating cost was substantially higher at $117.69 per ore tonne. This was primarily due to changes in the geological modelling of the deposit, and also due to the structuring of the mine cost centres (costs that could have been spread across the combined project were assigned to specific deposits, which has an exaggerated impact on the cost per ore tonne at La Luz due to the small size of that deposit relative to Terronera). The marginal cost of mining a tonne of ore in the La Luz Deposit was determined to be $84.65 per ore tonne, which equates to a COG of 268 g/t AgEq. P&E believes it is appropriate to maintain the 216 g/t COG for the La Luz Deposit, as minor changes to the cost centres of the model would further reduce the operating cost and its associated impact, and the variance in mineralized tonnage between the marginal COG and the originally estimated COG is roughly 6%, as shown in Figure 15.3, most of which would be recovered as over break dilution through regular mining operations.

Figure 15.3 La Luz Deposit Tonnage-Grade Curve

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15.5	Mineral Reserve Estimate

15.5.1	Factors Affecting Mineral Reserve Estimate

Factors that affect the Mineral Reserve Estimate include, but are not limited to: mining dilution; mining recovery, metal prices; mining and processing costs and process recoveries; sustaining capital costs; and management of the operation and its environmental impacts. P&E believes that these factors have been sufficiently addressed in this Technical Report.

The factor with the largest impact on the Mineral Reserve calculated in this Technical Report is metal prices, with the Terronera Deposit being most heavily influenced by silver prices, and the La Luz Deposit being most heavily influenced by gold prices. For the combined project to mine for both deposits, the price of silver will have the greatest impact on the total Mineral Reserve.

15.5.2	Mineral Reserve Calculation

To calculate the Mineral Reserve, the initial mining shape is constructed, subsequently a mineralized diluting skin and a non-mineralized backfill dilution quantity are added, and finally the mining loss is subtracted to determine the Mineral Reserve tonnage. The values used to determine the Mineral Reserve at the Terronera and La Luz Deposits can be seen in and Table 15.5 and Table 15.6 below.

Table 15.5 Terronera Deposit Mineral Reserve Calculation

Material Description	Tonnes (‘000’s)	Au g/t	Ag g/t	AgEq g/t	Au oz (‘000’s)	Ag oz (‘000’s)	AgEq oz (‘000’s)
Mineral Resource	4,350	2.1	244	402	299	34,185	56,610
Diluting Skin	318	0.6	62	107	7	639	1,164
Backfill Dilution	131	0.0	0	0	0	0	0
Subtotal: Dilution	449	0.5	44	82	7	639	1,164
Subtotal:	4,799	2.0	226	376	306	34,824	57,774
Mining Loss @ 5%	(240)	2.0	226	376	(15)	(1,741)	(2,866)
Mined Reserve	4,559	2.0	226	376	290	33,082	54,832

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Table 15.6 La Luz Deposit Mineral Reserve Calculation

Material Description	Tonnes (‘000’s)	Au g/t	Ag g/t	AgEq g/t	Au oz (‘000’s)	Ag oz (‘000’s)	AgEq oz (‘000’s)
Mineral Resource	122	13.9	192	1,235	55	754	4,842
Diluting Skin	23	0.3	8	31	0	6	23
Backfill Dilution	4	0.0	0	0	0	0	0
Subtotal: Dilution	27	0.2	7	22	0	6	19
Subtotal	149	11.4	158	1,013	55	759	4,853
Mining Loss @ 5%	(7)	11.4	158	1,013	(3)	(38)	(228)
Mined Reserve	142	11.4	158	1,013	52	721	4,625

15.5.3	Mineral Reserve Estimate Summary

The Mineral Reserve Estimate for the Terronera and La Luz Deposits can be seen below in Table 15.7. There are no Proven Mineral Reserves for either deposit.

Table 15.7 Probable Mineral Reserve Estimate

Deposit	Cut-off AgEq g/t	Tonnes (‘000’s)	Au g/t	Ag g/t	AgEq g/t	Au oz (‘000’s)	Ag oz (‘000’s)	AgEq oz (‘000’s)
Terronera	160	4,559	2.00	226	376	290	33,082	54,832
La Luz	216	142	11.40	158	1,013	52	721	4,621
Total		4,701	2.28	224	395	342	33,803	59,453

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16	MINING METHODS

16.1	Introduction

The underground mine operations at Terronera and La Luz will be accessed via a ramp. In the case of Terronera, the ramp access will connect to a main haulage drift near the M1 mining block as shown in Figure 16.1 and in the case of La Luz it will connect approximately centrally to the deposit near the bottom of the M6 block as shown in Figure 16.2. Both deposits use cut-and-fill mining for their primary ore production, and longhole mining for recovery of sill pillars. Initial production rates are projected to be 750 tpd from the Terronera Deposit for two years starting in Q1 of Yr 1, and then reaching 1,500 tpd from the combined Terronera and La Luz Deposits until the end of mine life. As dry conditions are expected, non-electric initiation and ANFO are expected to be used for blasting operations, however emulsion and electronic detonators may be required under specific circumstances.

Figure 16.1 Terronera Deposit Longitudinal Projection

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Figure 16.2 La Luz Deposit Longitudinal Projection

The Terronera Deposit is comprised of one main vein and several smaller veins of varying thicknesses and extents as shown in Figure 16.9 whereas the La Luz Deposit is comprised of a single narrow vein as shown in Figure 16.14.

Drift-and-Fill mining will be used for primary production of the Terronera Deposit, and Resue mining will be used for primary production in the La Luz Deposit. For both deposits, Longhole retreat mining using upholes will be used to recover sill pillars at the end of the mine life.

16.2	Geotechnical Considerations

A pre-feasibility level geotechnical analysis was undertaken on the Terronera Deposit by Knight Piésold in March, 2017 in order to provide guidance on geotechnical considerations. The analysis did not consider the La Luz Deposit. The geotechnical analyses are described in Section 16.8 and were relied upon when developing the assumptions used in Section 16.2.

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16.2.1	Rock Class

Based on the initial geotechnical analysis, mining areas at the Terronera Deposit have been sub-divided into three classes (1, 2 and 3) based on geotechnical factors. Each class has been assigned a maximum opening span as per Table 16.1 below. In areas where mining widths exceed the class maximum opening span, openings are driven at or below the minimum span, and subsequently backfilled prior to another opening being driven adjacent to the previous opening.

Table 16.1 Maximum Opening Span by Rock Class

Class	Maximum Span of Opening (m)
3	3.0
2	4.5
1	5.5

Further geotechnical analyses are recommended to be undertaken during development to refine the results of previous studies and inform decisions on the ground support regimes in each mining area.

16.2.2	Crown Pillars

At the Terronera Deposit, crown pillars of varying thicknesses will be left between the mining horizons and surface. A minimum crown pillar thickness of 30 m was recommended by Knight Piésold and has been incorporated into the design of the M3, M4 and M5 mining zones. A 20 m thick crown pillar has been incorporated into the design of the M1 and M2 mining zones. The thinner crown pillars increase the probability of a crown pillar failure and it may not be possible to recover all of the near-surface ore as planned. Approximately 1.5% of the total Mineral Reserve Estimate is potentially affected. The increased probability of failure will need to be mitigated with modified mining strategies.

Note that while the M3 mining zone nominally requires a 30 m crown pillar, the mineralization ceases to be economically viable to recover prior to reaching that proximity to surface.

For the La Luz Deposit, geotechnical studies have not been completed. Therefore, a 30 m crown pillar (based on the recommended crown pillar thickness at the Terronera Deposit) has been left where necessary above the M6 mining block. The lower block has economically viable mineralization that intersects with the crown pillar, while the upper block does not.

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16.2.3	Temporary Sill Pillars

To provide sufficient mining faces to maintain the 1,500 tpd production rate, certain areas of the Terronera and La Luz Deposits were designated as temporary sill pillars to split the mining blocks into multiple mining hoizons. These pillars vary in thickness from 16 to 20m, and will be recovered near the end of mine life using longhole mining methods. Figure 16.3 and Figure 16.4 below show the location of these temporary sill pillars in the Terronera and La Luz Deposits.

To ensure the safety of personnel engaged in sill pillar recovery operations, 20 m thick artificial sill pillars constructed from consolidated backfill will be placed in the mining horizon immediately above the temporary sill pillar to provide a stable roof during sill pillar recovery. This backfill is expected to be comprised of cemented rock fill (CRF) at 8% cement by mass. The cement content of the artificial sill pillar was selected based on previous experience at other mine sites, however, this pillar should be analysed by a geotechnical consultant for suitability prior to construction.

Figure 16.3 Terronera Pillars and Rock Class Details

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Figure 16.4 La Luz Pillars*

*It is assumed that Rock Class = 1 in all areas of the La Luz Deposit, however maximum required mining width is only 2.4 m.

16.2.4	Ground Support

Detailed ground support designs have not been made for the Terronera or La Luz Deposits; however, initial designs have been developed for the Terronera Deposit (Section 16.8.3) . It is envisioned that the contractor and Company will use experiences gained at other operations to inform their final selection of a ground support regime. Generally, ground support has been costed under the following assumptions:

•	Wire mesh screen and friction bolts or Swellex bolts will be used as primary support in production ore areas
•	Wire mesh, screen and rebar will be used as primary support in long term waste development areas
•	Spot installation of shotcrete, cablebolts and strapping will be done where necessary and as required by Knight Piésold’s recommendations

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16.2.5	Backfill

Backfill at the Terronera and La Luz Deposits will be one of two types: unconsolidated or consolidated. Unconsolidated backfill will be comprised of a blend of tailings and waste rock, and consolidated backfill will be comprised of screened waste rock and cement to create a Cemented Rock Fill (“CRF”). Where the CRF is used to provide stable walls for adjacent mining operations, the cement content will be 4% by mass, and where it is used to provide a stable roof for recovery of temporary sill pillars the cement content will be 8% by mass. The composition of the consolidated backfill should be analysed by a geotechnical consultant for suitability prior to its use.

In addition to waste rock, a total of 1.74 Mt of dry tailings will be used in the backfilling of the two deposits, along with approximately 49,000 tonnes of cement.

16.3	Waste Development

It is expected that all waste development outside of production areas will be performed by contractors using equipment provided by the Company, with the exception of haul trucks and a raise bore unit, which will be provided by their respective contractors.

16.3.1	Lateral Development

Main lateral waste development is performed with 2-boom jumbos, 10-tonne class LHDs, and mechanized bolters. This development includes all parts of the ramp and levels up to the start of the stope access attack ramp, excluding the ore pass access on levels with an ore pass. Haulage will be performed with 10 m3 class surface haul trucks. The same equipment will be used at both deposits and it is envisioned that the fleet will be shared between the deposits as required.

A summary of lateral waste development metres by type can be seen in Table 16.2.

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Table 16.2 Lateral Waste Development Summary

Deposit	Drift Type	Nominal Dimensions	Total Mine Development (m)
Terronera	Main Ramp	4.5 mW x 4.5 mH	12,960
	Ramp Loadout	4.5 mW x 6.0 mH	719
	Attack Ramp & Waste Crosscuts Between Veins	3.5 mW x 4.0 mH	8,056
	Ore Pass Access	3.5 mW x 5.0 mH	3,103
La Luz	Main Ramp	4.5 mW x 4.5 mH	2,061
	Ramp Loadout	4.5 mW x 6.0 mH	108
	Attack Ramp	2.4 mW x 3.3 mH	945
	Ore Pass Access	2.5 mW x 3.5 mH	812
Totals	Main Ramp	4.5 mW x 4.5 mH	15,021
	Ramp Loadout	4.5 mW x 6.0 mH	827
	Attack Ramp	Varies	9,001
	Ore Pass Access	Varies	3,915
TOTAL			28,763

16.3.2	Vertical Development

Vertical development will be undertaken with a combination of raise bore and drop raise development. A specialized contractor will be brought in to raise bore ventilation raises at a 3.1 m diameter, and the lower La Luz ore pass at 2.4 m diameter. For other vertical development, a longhole drill will be used to drill a drop raise for ventilation or material handling.

For all mining blocks, with the exception of the M1 mining block, the main fresh air raises will not be bored all the way to the bottom of their planned extent due to scheduling requirements. The raises will be drilled from surface and reamed from a cut-out located approximately 20-30 m above the bottom of the final extent of the raise. These raises will subsequently be used to supply fresh air to ongoing development operations until development reaches the planned bottom of the raise. The remaining leg of the raise will be completed using a longhole drill using upholes from below. To ensure proper blasting of these parts of the raises, electronic detonators will be utilized.

A summary of vertical waste development by type can be seen below in Table 16.3.

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Table 16.3 Vertical Waste Development Summary

Deposit	Drift Type	Nominal Dimensions	Total Mine Development (m)
Terronera	Drop Raise Small	2.4 mW x 2.4 mH	435
	Drop Raise Large	3.0 mW x 3.0 mH	1,640
	Raisebore Orepass	2.4 m dia.	0
	Raisebore Vent Raise	3.1 m dia.	1,025
La Luz	Drop Raise Small	2.4 mW x 2.4 mH	109
	Drop Raise Large	3.0 mW x 3.0 mH	0
	Raisebore Orepass	2.4 m dia.	164
	Raisebore Vent Raise	3.1 m dia.	235
Total	Drop Raise Small	2.4 mW x 2.4 mH	544
	Drop Raise Large	3.0 mW x 3.0 mH	1,640
	Raisebore Orepass	2.4 m dia.	164
	Raisebore Vent Raise	3.1 m dia.	1,260
TOTAL			3,608

16.4	Cut and Fill Mining Method

Cut-and-Fill (C&F) mining involves the excavation of ore material from a cut and placement of backfill to allow for adjacent horizontal and vertical mining operations. The backfill material will be consolidated or unconsolidated, depending on its intended application. Numerous sub-types of C&F mining exist, of which two different types will be used for primary production at Terronera and La Luz.

16.4.1	Drift and Fill Mining

The Terronera Deposit is comprised of one main vein and several smaller veins all of varying thicknesses, some of which exceed the maximum opening span for the rock class. To fully recover the ore from these areas, multiple parallel drifts will be required. Therefore, Drift-and-Fill mining will be used at Terronera. Where multiple parallel drifts are required, the first drift excavated and will be backfilled with CRF to provide stable walls for adjacent mining operations. Each sub-level is generally comprised of five “lifts”, each 4 m high, creating a nominal sub-level spacing of 20 m, however, certain areas may have more lifts as required for mining operations. Where a level is situated directly above a temporary sill pillar, all drifts in that level will be filled with 8% CRF to create an artificial sill pillar.

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Each drift and fill lift will be approximately 300 m long and will be accessed via an attack ramp from the main level area that will intersect centrally, subdividing the lift into two working areas on each side extending 150 m along strike. The maximum gradient of the attack ramps will be ±20%. As each lift is completed, the roof of the attack ramp will be slashed to provide access to the lift above, and the process will repeat until that sub-level is completed, at which point mining operations will relocate to the next sub-level above. All drift-and-fill mining operations will progress in an overhand fashion to limit the requirements for personnel to access areas underneath consolidated fill. Detailed diagrams of the mining method can be seen in Appendix G.

16.4.2	Resue Mining

The La Luz Deposit is comprised of a single narrow vein which rarely exceeds 1 m in width and is normally significantly narrower. The minimum mining width of the equipment in use at Terronera is 2.4 m, making the drift-and-fill method an inappropriate choice for La Luz due to excessive dilution of the vein. Resue mining is where the narrow ore only from the lift above is mined from the previously mined lift below prior to mining the surrounding waste and filling the drift below. This method has been selected to reduce dilution, utilize the same mining fleet between Terronera and La Luz, and reduce overall mining costs of the La Luz Vein.

Resue mining at La Luz will begin with the excavation of a main level, with an attack ramp at a maximum gradient of ±20% connecting to the centre of the lowest lift in a mining level, dividing the lift into two 150 m long sections. Normal drifting methods will be used on the initial lowest lift in each level to excavate a void for mining the next lift above. All material from this lift will be treated as ore and sent to the process plant. Once the excavation is complete, the production drill jumbo will be used to drill upholes along the ore contact in the roof to blast the ore from the lift above down into the void in the excavated lift below. This material will subsequently be excavated using a 4-tonne loader, after which the resultant slot in the roof will be supported, and the waste in the lift above (including the roof of the attack ramp) will be drilled and blasted down into the lift below in a similar manner to the ore. This waste will form part of the floor of the next lift. Additional backfill tonnes will be required to bring it to the required floor level of the next lift. After supporting the newly excavated lift, the process will repeat in an overhand fashion until the level is exhausted. Detailed diagrams of the mining method can be seen in Appendix H.

Where the mining level is situated on top of a temporary sill pillar, all waste from the resue will be excavated and replaced with CRF comprising 8% cement by mass to create an artificial sill pillar.

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16.5	Longhole Mining Method (Pillar Recovery)

To recover the temporary sill pillars left in the various mining blocks, longhole retreat mining using upholes will be utilized. After all adjacent C&F mining has been completed, a sill access will be driven under the vein (if it is not already in place for other purposes such as egress) and a longhole drill will be used to drill upholes up to the temporary sill pillar above the level. The ore will be blasted down into the sill access and loaded using a remote-control operated 4-tonne LHD. The stope voids created during pillar recovery will not be filled. Detailed diagrams of the mining method can be seen in Appendix I.

16.6	Representative Drawings

Representative drawings of mining levels at Terronera and La Luz can be seen in Figure 16.5.

A representative cross-section of the main ramp at Terronera and La Luz can be seen in Figure 16.6.

Figure 16.5 Representative Level Drawings

Ventilated egress to 1380 in backfill (1.2m Ø)
Ventilated egress to 1380 in backfill (1.2m Ø)
6m Turning bay
Fresh air
300m C&F stope
Fresh air
Attack ramp @ 20% (4mHx 3.5mWx 40mL)
40m
60m
20m
Remuck bay (7mH x 4.5mW x 15mL)
Orepass (3mH x 3mW x 25mL)
(2.4m x 2.4m)
Finger Raise (3mH x 3mW x 13mL)
FAR (4mH x 3.5mW x 15mL)
(2.4m x 2.4m)
Level Access (4.5mH x 4.5mW x 20mL)
Level collection point to clean and dirty water sump on 1380 level (4mHx 3mW x 6mL)
Drain hole
R25
Ramp @ 13% (4.5mH x 4.5mW)
High voltage cable
Transformer station connecting to sub on 1380 level (4.5mH x 4.5mW x 12mL)
TERRONERA MINE
REPRESENTATIVE LEVEL DESIGN
P&E MINING CONSULTANTS

Ventilated egress to bottom of ramp (1.2m Ø)
Ventilated egress to bottom of ramp (1.2m Ø)
6m Turning bay
Fresh air
300m C&F stope
Fresh air
Attack ramp @ 20% (3.5mHx2.4mWx 40mL)
40m
60m
20m
Finger Raise (3mH x 3mW x 13mL)
(2.4m x 2.4m)
Orepass (3mH x 3mW x 25mL)
Remuck bay (7mH x 4.5mW x 15mL)
FAR (4mH x 3.5mW x 15mL)
(2.4m x 2.4m)
Level Access (4.5mH x 4.5mW x 20mL)
Level collection point to clean and dirty water at bottom of ramp (4mHx 3mW x 6mL)
Drain hole
R25
Ramp @ 13% (4.5mH x 4.5mW)
High voltage cable
Transformer station connecting to sub near entrance ramp (4.5mH x 4.5mW x 12mL)
LA LUZ
REPRESENTATIVE LEVEL DESIGN
P&E MINING CONSULTANTS

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Figure 16.6 Representative Cross Section of Main Ramp at Terronera and La Luz

16.7	Mining Blocks

16.7.1	Terronera

The Terronera Deposit has been divided into five mining blocks, labelled M1 to M5, as shown in Figures 16.7 to 16.12.

16.7.2	La Luz

The La Luz Deposit is comprised of a single mining block, which is divided into upper and lower areas. These areas are connected, but offset laterally, as can be seen in Figure 16.2. Figure 16.13 and 16.14 show cross sections of the upper and lower mining areas of the M6 mining block.

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Figure 16.7 Plan View of Terronera Mining Blocks

PORTAL
CAP MAGAZINE
POWDER MAGAZINE
STORAGE
M1
M2
M3
M4
M5
RM
F
LEGEND
FRESH AIR RAISE
OREPASS
REFUGE AND LATRINE
ELECTRICAL SUBSTATION
SUMP
REMUCK
EGRESS
STOPE
0
150
300
METRES
TERRONERA MINE
1380 HAULAGE DRIFT
COMPOSITE PLAN
P&E MINING CONSULTANTS INC.

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Figure 16.8 Cross-Section of M1 Mining Block

LEGEND
4M STOPE LIFTS
FRESH AIR RAISE
ELECTRICAL INFRASTRUCTURE
DEWATERING
OREPASS
DEVELOPMENT
TEMPORARY SILL PILLAR
CROWN PILLAR
TOPOGRAPHY
CROWN PILLAR
FRESH AIR RAISE
OREPASS
HIGH VOLTAGE CABLE
RAMP EXT.
REMUCK
DRAIN HOLE
TRANSFORMER STATION
FINGER RAISE
RAMP @ 13% AVG.
REMUCK
1380 HAULAGE LEVEL
OREPASS LOADING STATION
1650 EL
1600 EL
1550 EL
1500 EL
1450 EL
1400 EL
1350 EL
0
25
50
METRES

TERRONERA
CROSS SECTIONAL PROJECTION
MINING BLOCK M1

P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
not for construction

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Figure 16.9 Cross-Section of M2 Mining Block

LEGEND
4M STOPE LIFTS
FRESH AIR RAISE
ELECTRICAL INFRASTRUCTURE
DEWATERING
OREPASS
DEVELOPMENT
TEMPORARY SILL PILLAR
CROWN PILLAR
1700 EL
1650 EL
1600 EL
1550 EL
1500 EL
1450 EL
1400 EL
1350 EL
1300 EL
TOPOGRAPHY
CROWN PILLAR
HIGH VOLTAGE CABLE
RAMP @ 13%
DRAIN HOLE
FINGER RAISE
OREPASS
REMUCK
TEMPORARY SILL PILLAR
TRANSFORMER STATION
FINGER RAISE
OREPASS
RAMP @ 13% AVG.
REMUCK
1380 HAULAGE LEVEL
OREPASS LOADING STATION
TEMPORARY SILL PILLAR
REFUGE LEVEL
SUMP
REMUCK
516700 E
229600 N
516750 E
229650 N
516800 E
229700 N
229500 N
516600 E
516650 E
229550 N
0
25
50
METRES
TERRONERA
CROSS SECTIONAL PROJECTION
MINING BLOCK M2
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
not for construction

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Figure 16.10 Cross-Section of M3 Mining Block

LEGEND
4M STOPE LIFTS
FRESH AIR RAISE
ELECTRICAL INFRASTRUCTURE
DEWATERING
OREPASS
DEVELOPMENT
TEMPORARY SILL PILLAR
CROWN PILLAR
PROJECTED DEVELOPMENT
TOPOGRAPHY
CROWN PILLAR
OREPASS
DRAIN HOLE
HIGH VOLTAGE CABLE
REMUCK
FINGER RAISE
TRANSFORMER STATION
RAMP @ 13% AVG.
TEMPORARY SILL PILLAR
REMUCK
1380 HAULAGE
OREPASS LOADING STATION
TEMPORARY SILL PILLAR
REFUGE LEVEL
REMUCK
SUMP
1700 EL
1650 EL
1600 EL
1550 EL
1500 EL
1450 EL
1400 EL
1350 EL
1300 EL
1250 EL
516900 E
229400 N
517000 E
516800 E
229300 N
METRES
TERRONERA
CROSS SECTIONAL PROJECTION
MINING BLOCK M3
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
JUNE 25 2019
not for construction

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Figure 16.11 Cross-Section of M4 Mining Bock

LEGEND
4M STOPE LIFTS
FRESH AIR RAISE
ELECTRICAL INFRASTRUCTURE
DEWATERING
OREPASS
DEVELOPMENT
TEMPORARY SILL PILLAR
CROWN PILLAR
1650 EL
1600 EL
1550 EL
1500 EL
1450 EL
1400 EL
1350 EL
1300 EL
1250 EL
TOPOGRAPHY
CROWN PILLAR
OREPASS
DRAIN HOLE
HIGH VOLTAGE CABLE
FINGER RAISE
REMUCK
TRANSFORMER STATION
RAMP @ 13% AVG.
1380 HAULAGE
OREPASS LOADING STATION
TEMPORARY SILL PILLAR
REFUGE LEVEL
REMUCK
RAMP EXTENSION
2296150 N
517050 E
2296200 N
517100 E
2296250 N
517150 E
516950 E
2296100 N
517000 E
METRES
TERRONERA
CROSS SECTIONAL PROJECTION
MINING BLOCK M4
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
not for construction

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Figure 16.12 Cross-Section of M5 Mining Block

LEGEND
4M STOPE LIFTS
FRESH AIR RAISE
ELECTRICAL INFRASTRUCTURE
DEWATERING
OREPASS
DEVELOPMENT
TEMPORARY SILL PILLAR
CROWN PILLAR
1600 EL
1550 EL
1500 EL
1450 EL
1400 EL
1350 EL
1300 EL
1250 EL
1200 EL
TOPOGRAPHY
CROWN PILLAR
OREPASS
DRAIN HOLE
HIGH VOLTAGE CABLE
REMUCK
FINGER RAISE
1380 HAULAGE
OREPASS LOADING STATION
TEMPORARY SILL PILLAR
REFUGE LEVEL
SUMP
2298000 N
517300 E
2295900 N
517200 E
0 25 50
METRES
TERRONERA
CROSS SECTIONAL PROJECTION
MINING BLOCK M5
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
not for construction

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Figure 16.13 Cross-Section of M6 Upper Mining Bock

LEGEND
4M STOPE LIFTS
FRESH AIR RAISE
ELECTRICAL INFRASTRUCTURE
DEWATERING
OREPASS
DEVELOPMENT
TEMPORARY SILL PILLAR
CROWN PILLAR
1400 EL
1350 EL
1300 EL
1250 EL
1200 EL
1150 EL
TOPOGRAPHY
FRESH AIR RAISE
DRAIN HOLE
HIGH VOLTAGE CABLE
REMUCK
TO PORTAL
FINGER RAISE
OREPASS
RAMP @ 13% AVG.
TRANSFORMER STATION
SUMP
TEMPORARY SILL PILLAR
OREPASS LOADING STATION
MINED FROM LOWER RAMP
TO LOWER RAMP
TO FRESH AIR RAISE
517970 E
2298800 N
517980 E
2298700 N
LA LUZ
CROSS SECTIONAL PROJECTION
MINING BLOCK M6 UPPER
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
not for construction

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Figure 16.14 Cross-Section of M6 Lower Mining Block

LEGEND
4M STOPE LIFTS
FRESH AIR RAISE
ELECTRICAL INFRASTRUCTURE
DEWATERING
OREPASS
DEVELOPMENT
CROWN PILLAR
1300 EL
1250 EL
1200 EL
1150 EL
1100 EL
1050 EL
1000 EL
TOPOGRAPHY
CROWN PILLAR
TO UPPER RAMP
TO FRESH AIR RAISE
DRAIN HOLE
HIGH VOLTAGE CABLE
OREPASS
RAMP @ 13% AVG
FINGER RAISE
TRANSFORMER STATION
REMUCK
SUMP
OREPASS LOADING STATION
0 25 50
METRES
518110 E
228700 N
518120 E
518130 E
228800 N
LA LUZ
CROSS SECTIONAL PROJECTION
MINING BLOCK M6 BOTTOM
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE NTS
not for construction

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16.8	Ground Support

In 2016, Endeavour engaged Knight Piésold Ltd. (KP) to provide Pre-Feasibility level geomechanical and hydrogeological support for the proposed underground mine at the Terronera Deposit. The scope of work included a geomechanical and hydrogeological site investigation program, domain definition, underground mine design input and a groundwater inflow estimate. This report section summarizes those aspects of the work scope. There has been no geomechanical or hydrogeological studies conducted on the La Luz Deposit and the applicability of the work completed at the Terronera Deposit to the La Luz Deposit has not been assessed.

16.8.1	Site Investigation

A geomechanical and hydrogeological site investigation program was completed in 2016 which included:

•

Three HQ3 diameter oriented and triple-tubed diamond drill holes with associated detailed geomechanical logging using the RMR89 and NGI-Q classification systems. Hydraulic conductivity testing using an inflatable packer was completed in these drill holes

•

One HQ diamond drill hole that was drilled parallel to the historic Lupillo adit to allow the rock mass quality observed in the exploration drill core to be calibrated against the performance of the existing underground workings

•	Laboratory strength testing of drill core samples from the geomechanical drill holes

In total, the program included 1,180 m of geomechanical drilling and 894 m of detailed geomechanical logging.

16.8.2	Geomechanical Domain Definition

The encountered rock masses at the Terronera Deposit were grouped into geomechanical domains in order to simplify the stability analyses. Each domain contains rock masses with similar engineering characteristics that are expected to perform similarly during mining. Several possible domain definitions were considered. The rock mass quality domains were ultimately defined by the spatial domains identified from a review of the core photos and by the major lithology groupings. The spatial domains are as follows:

•	Main Zone - Approximately located in the centre of the deposit. Associated with the most competent rock within the deposit
•	Surface Effects Zone - Reduced rock mass quality was observed in the upper 100 m of the northwest area of the deposit. The reduction in rock mass quality is attributed to weathering

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•	Arroyo Fault Zone - Approximately located at the eastern end of the deposit. A major fault zone that represents the least competent rock within the deposit
•	Transition Zone - A transition between the Arroyo Fault Zone and the Main Zone

Within these spatial domains, the rock mass quality varies by lithology, as follows:

•

Andesite: The Andesite is characterized by an average UCS of 225 MPa and a mi value of 17. It is classified as FAIR to GOOD quality rock with an RMR89 design value ranging from 55 in the Transition Zone, 60 in the Lower Quality Main Zone, to 70 in the Main Zone

•

Rhyolite: The Rhyolite is characterized by an average UCS of 90 MPa and a mi value of 15. It is classified as POOR to GOOD quality rock with an RMR89 design value ranging from 40 in the Transition Zone to 60 in the Main Zone

•	Vein: The Terronera Vein is of variable quality, and was subdivided into three classes:

o

Class 1 is characterized by an average UCS of 100 MPa, which was based on Schmidt hammer rebound values, and a mi value of 15. It is classified as GOOD quality rock with an RMR89 design value of 60. The vein is typically Class 1 within the Main Zone which may be possible for longhole mining consideration once underground mining has commenced in this area and a geotechnical re-evaluation has been undertaken

o

Class 2 is characterized by an average UCS of 100 MPa, which was based on Schmidt hammer rebound values, and a mi value of 15. It is classified as FAIR quality rock with an RMR89 design value of 45. The vein is typically Class 2 within the Transition Zone

o

Class 3 is characterized by an average UCS of 20 MPa and a mi value of 15. It is classified as POOR quality rock with an RMR89 design value of 30. The vein is typically Class 3 within the Surface Effects Zone

•

Fault - The Arroyo Fault Zone is characterized by an average UCS of 1 MPa, which was based on the ISRM description of soil and rock strength. It is classified as POOR quality rock with an RMR89 design value of 30 Underground rock mechanics design recommendations have been provided for the Terronera Deposit on:

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16.8.3	Mine Design Input

•	Stope Dimensions: Stope dimensions for cut and fill mining were evaluated. The following back spans are thought to be achievable under standard 2.4 m long primary ground support:

o	Vein Class 1: 6m
o	Vein Class 2: 4.5m
o	Vein Class 3 / Fault: 3m

•	Stope Height: A maximum stope height of 4 m is recommended
•	Extraction Sequencing: The proposed overhanded extraction sequence was reviewed from a rock mechanics perspective.
•	Ground Support: The basis for a minimum support standard was proposed for the long-term development, access drifts and cut and fill stopes. The main ground control issues are expected to be associated with:

o	The quality of the Terronera Vein in the back of the stopes. The properties of this unit have a significant impact on the ground support recommendations
o

Random shears or structures intersecting the mine openings. These interactions could result in the formation of wedges that overtop the recommended ground support. The failures observed to date in the historical underground workings are primarily of this type

o

Locally reduced rock mass quality associated with faults. Numerous faults are expected intersect the mine openings. These faults represent zones of reduced rock mass quality and will likely require additional ground support. The Arroyo Fault is of particular concern. Wherever possible, development should avoid this area.

o	Larger spans, particularly those associated with intersections

A summary of the preliminary ground support recommendations for cut and fill stopes is shown in Table 16.4.

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Table 16.4 Prelim Ground Support Recommendations for Cut & Fill Stopes

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•

Crown Pillar Dimensions - Crown pillar dimensions were evaluated. The analyses suggest that a 30 m thick crown pillar will meet the design criteria, given the recommended ground support and the use of backfill. Tight filling the stopes as soon as possible after mining will be important to maintaining the long-term stability of the crown pillar.

A summary of preliminary crown pillar assessment is shown in Table 16.5 .

Table 16.5 Summary of Preliminary Crown Pillar Assessment

•

Sill Pillar Dimensions: Temporary sill pillars have been incorporated into the proposed mine plan to vertically separate adjacent mining blocks. The stability of the pillars was evaluated. The results suggest that a 12m sill pillar is suitable for HW-FW spans of up to 9m in the Class 1 or 2 vein. Comments have been provided regarding the implementation, support, instrumentation and monitoring of the sill pillars

•

Review of Mine Plan: The mine design was reviewed from a rock mechanics perspective. Several changes to the mine plan were recommended and are understood to have been implemented by P&E; an updated mine plan was not reviewed. Additional recommendations were made for the next level of design

•

A longitudinal projection of the location of crown and sill pillars is shown in Figure 16.15. The rock mass quality within the vein has been estimated from a review of core photos. P&E used this information to estimate the typical rock mass quality for each mining block, as shown on Figure 16.15. The rock mass quality is expected to vary significantly within each of the mining blocks

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16.8.4	Recommendations

The recommendations for the Terronera Deposit, and the analyses on which they are based, are appropriate for Pre-Feasibility level design. The design recommendations are based upon the currently available geological, structural, geomechanical, and hydrogeological data. The completed stability analyses suggest that the recommendations are reasonable and appropriate. The recommendations assume that controlled blasting and proactive geotechnical monitoring will be undertaken along with an ongoing commitment to geomechanical and hydrogeological data collection and analyses. Maintaining flexibility in the mine plan will be important to accommodate any ground control issues.

Future work at the Terronera Deposit should include more detailed analyses based on additional or updated data for the deposit in order to support the next stage of engineering. Additional data requirements include:

•	Creating a 3D lithological model
•	Creating a 3D structural model
•	The rock mass characteristics in the immediate vicinity of the crown pillar and to the east of the Arroyo Fault zone should be better defined during the next phase of design or during the early stages of mining
•	Additional geomechanical logging should be completed to better define difference in structural trends around geomechanical drillhole KP16-02
•

Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional vibrating wire piezometers could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability

•	The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis

The domain definition, stability analyses, recommendations, and groundwater inflow estimate for the Terronera Deposit should be updated to account for the results of the additional data inputs and any changes to underground mine plan. Any significant changes to the mine plan should be reviewed from a rock mechanics perspective.

For preliminary ground support recommendations for cut and fill stopes refer to Table 16.4 ‘Preliminary Ground Support Recommendations for Cut and Fill Stopes’. A summary of preliminary crown pillar assessment is shown in Table 16.5. A longitudinal projection of the location of crown and sill pillars and rock mass qualities is shown in Figure 16.15.

A geomechanical and hydrogeological assessment should be completed for the La Luz Deposit to confirm the suitability of the design assumptions used in this study.

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Figure 16.15 Terronera Mine Longitudinal Projection, Pillars, Rock Mass Quality, Fill

16.9	Hydrogeology

Knight Piésold Ltd. (KP) was retained by Endeavour Silver to estimate groundwater inflows to the proposed underground workings at the Terronera Project. The inflow estimate is intended to support Pre-Feasibility level engineering design and dewatering requirements.

16.9.1	Conceptual Hydrogeological Model

A conceptual groundwater model was developed using data from previous studies by GIXTOH Ingenieria & Medio Ambiente (GIXTOH, 2016a and 2016b), the results of the site investigation program completed by KP (2017) and the mine design developed by P&E.

•	The rhyolite and andesite that host the Terronera Vein have a geometric mean hydraulic conductivity of 1 x 10 -7 m/s

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•

The Terronera Vein is highly fractured and is characterized by frequent zones of broken rock or rubble and some faults. As a result, the hydraulic conductivity of the Terronera Vein is expected to be relatively high, in the order of 10-6 m/s

•	Recharge to groundwater is expected to be primarily from precipitation but may also be contributed from surface water where faults and fractured rock zones are present
•

The depth to water is approximately 100 mbgs near the central mining area, and a steep downward hydraulic gradient is observed between the overlaying host rock and the vein. This relatively strong vertical gradient suggests that Terronera Vein or historical mine works are acting as a drain

16.9.2	Estimated Groundwater Inflow to the Proposed Development

The conceptual hydrogeological model was used to estimate groundwater inflows to the proposed mine workings at the Terronera Deposit. A hydrogeological study has not been completed for the La Luz Deposit. A base case and lower and upper bound groundwater inflow estimates (Table 16.6) were determined in order to account for the range of uncertainty in the bulk hydraulic conductivity and recharge.

Table 16.6 Summary of Groundwater Inflow Estimates

Mine Year	Total Inflows (l/s)
	Lower Bound	Base Case	Upper Bound
Pre-Development	10	15	40
Mine Year 1 - 8	10-15	25-30	55- 85

Higher than estimated inflows may temporarily occur when highly fractured zones associated with faults or water-filled historic workings are intersected. Identifying water-bearing features in advance of mining and implementing mitigation measures can help to manage water inflows. These mitigation measures can include depressurization drill holes or pilot dewatering wells to allow the features to be drained, or pressure grouting to seal the features off from a source of recharge. Mitigation measures to manage water inflows may be necessary near the vicinity of the Arroyo Fault zone. Additional data collection is recommended to reduce uncertainty in the groundwater flow regime and inflow estimate.

16.10	Mine Schedules

16.10.1	Development

The lateral waste development schedule can be seen in Table 16.4. The vertical waste development schedule can be seen in Table 16.5. Graphical development schedules for Terronera and La Luz can be seen in Appendix J.

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16.10.2	Ore Production

The ore production schedule by mining block can be seen in Table 16.7 and the production schedule by mining method can be seen in Table 16.8. Graphical ore production schedules for Terronera and La Luz can be seen in Appendix J.

Table 16.7 Lateral Waste Development Schedule by Type and Period (metres)

Deposit	Development Type	YR1	YR2	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12	TOTAL
Terronera	Main Ramp	188	1,370	1,674	1,741	1,315	1,265	1,300	1,450	1,330	1,330	-	-	12,960
	Ramp Loadout	-	95	72	96	72	60	72	108	72	72	-	-	719
	Attack Ramp & Crosscuts	-	74	845	845	684	684	821	821	821	821	821	821	8,056
	Ore Pass Loadout	-	338	516	602	254	257	316	367	226	227	-	-	3,103
	Total Lateral Waste Meters	188	1,877	3,107	3,284	2,325	2,266	2,508	2,745	2,448	2,449	821	821	24,838
La Luz	Main Ramp	-	-	-	610	1,047	146	146	111	-	-	-	-	2,061
	Ramp Loadout	-	-	-	12	72	12	12	-	-	-	-	-	108
	Attack Ramp	-	-	-	90	214	214	214	214	-	-	-	-	945
	Ore Pass Loadout	-	-	-	125	578	55	55	-	-	-	-	-	812
	Total Lateral Waste Meters	-	-	-	837	1,911	427	427	325	-	-	-	-	3,926
Combined	Main Ramp	188	1,370	1,674	2,351	2,362	1,411	1,446	1,561	1,330	1,330	-	-	15,021
	Ramp Loadout	-	95	72	108	144	72	84	108	72	72	-	-	827
	Attack Ramp & Crosscuts	-	74	845	935	898	898	1,034	1,034	821	821	821	821	9,001
	Ore Pass Loadout	-	338	516	727	832	312	371	367	226	227	-	-	3,915
	Total Lateral Waste Meters	188	1,877	3,107	4,121	4,235	2,692	2,935	3,070	2,448	2,449	821	821	28,763

Table 16.8 Vertical Waste Development Schedule by Type and Period (metres)

Deposit	Development Type	YR1	YR2	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12	TOTAL
Terronera	Drop Raise (Small)	-	15	60	60	60	60	75	60	15	30	-	-	435
	Drop Raise (Large)	-	40	200	240	160	180	220	240	180	180	-	-	1,640
	Raise Bore (Ore Pass)	-	-	-	-	-	-	-	-	-	-	-	-	-
	Raise Bore (Vent Raise)	-	705	-	320	-	-	-	-	-	-	-	-	1,025
	Total	-	760	260	620	220	240	295	300	195	210	-	-	3,100
La Luz	Drop Raise (Small)	-	-	-	15	79	8	8	-	-	-	-	-	109
	Drop Raise (Large)	-	-	-	-	-	-	-	-	-	-	-	-	-
	Raise Bore (Ore Pass)	-	-	-	20	104	20	20	-	-	-	-	-	164
	Raise Bore (Vent Raise)	-	-	-	135	100	-	-	-	-	-	-	-	235
	Total	-	-	-	170	283	28	28	-	-	-	-	-	508
Combined	Drop Raise (Small)	-	15	60	75	139	68	83	60	15	30	-	-	544
	Drop Raise (Large)	-	40	200	240	160	180	220	240	180	180	-	-	1,640
	Raise Bore (Ore Pass)	-	-	-	20	104	20	20	-	-	-	-	-	164
	Raise Bore (Vent Raise)	-	705	-	455	100	-	-	-	-	-	-	-	1,260
	TOTAL	-	760	260	790	503	268	323	300	195	210	-	-	3,608

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Table 16.9 Production Stoping Schedule by Mining Block (‘000’s tonnes)

Deposit	Mining Block	YR1	YR2	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12	TOTAL
Terronera	M1	-	15	158	157	158	39	-	-	-	-	-	-	526
	M2	-	-	199	179	136	136	124	188	168	193	203	124	1,650
	M3	-	-	-	-	112	153	174	182	154	160	145	95	1,174
	M4	-	-	-	-	40	135	158	113	129	111	108	-	793
	M5	-	-	-	-	19	45	53	45	77	83	95	-	417
	Subtotal	-	15	357	336	464	508	508	527	529	547	550	219	4,559
La Luz	M6	-	-	-	-	11	42	42	23	21	3	-	-	142
Combined	TOTAL	-	15	357	336	475	550	550	550	550	550	550	219	4,701

Table 16.10 Production Stoping Schedule by Mining Method (‘000’s tonnes)

Deposit	Mining Method	YR1	YR2	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12	TOTAL
Terronera	C&F	-	15	337	336	431	508	508	527	529	547	298	-	4,035
	LH	-	-	20	-	34	-	-	-	-	-	252	219	524
	Total	-	15	357	336	464	508	508	527	529	547	550	219	4,559
La Luz	C&F	-	-	-	-	11	42	42	23	9	-	-	-	126
	LH	-	-	-	-	-	-	-	-	12	3	-	-	16
	Total	-	-	-	-	11	42	42	23	21	3	-	-	142
Combined	C&F	-	15	337	336	441	550	550	550	538	547	298	-	4,161
	LH	-	-	20	-	34	-	-	-	12	3	252	219	540
	Total	-	15	357	336	475	550	550	550	550	550	550	219	4,701

16.11	Services

16.11.1	Ventilation

After initial mine development (which is ventilated by auxiliary ventilation), fresh air for Terronera and La Luz is supplied from surface via 3.1 m diameter raise bored ventilation raises. Single surface fans of 2.13 m diameter powered by 150 kW (Terronera) or 112 kW (La Luz) motors will provide airflow to the underground operations. The La Luz Deposit is expected to require roughly 66 m3/s of airflow at peak production, whereas the Terronera Deposit will require roughly 266 m3/s at peak production.

The Terronera Deposit ventilation raises are situated as shown in Figure 16.16. Air for the M1 block is provided to the base of the M1 ventilation raise via a transfer drift running parallel to the main haulage ramp. Air for Blocks M2-M5 is forced down the surface fresh air raises to a ventilation/egress drift at 1,352 EL, where it is transferred to drop raised ventilation raises attached to each mining block. For all mining blocks, the air is subsequently directed through ventilation drop raises to the active mining levels, where it is ventilated to the face via auxiliary ducting and returns to the ramp where it exhausts to the 1,380 EL haulage drift and out the portal. Some air will travel from the 1,352 EL directly to the active production headings via the stop escape ways, however, this quantity will be marginal. To prevent air from bypassing the working areas down the ore pass, ore pass finger raises will have covers installed when not in use.

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Certain areas at the extreme ends of blocks M1, M3 and M4 will be auxiliary vented up the ramp from the top of the vent raise where mining levels are not directly connected to the raise.

The La Luz Deposit fresh air raise is connected directly to the upper levels of the M6 mining block, with its bottom connecting to a ventilation transfer drift running parallel to the haulage ramp until it reaches the top of the M6 ventilation raise, which will be drop raised from level to level. Once out of the raise, the air will return out the portal via the haulage ramp in a similar fashion to Terronera.

Figure 16.16 shows an idealized longitudinal projection of the ventilation system at La Luz. Unlike Terronera, all levels at La Luz are directly connected to a ventilation raise supplying fresh air, and no levels rely exclusively on auxiliary ventilation.

Figure 16.16 Idealized Longitudinal Projection of Terronera Ventilation System

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Figure 16.17 Idealized Longitudinal Projection of La Luz Ventilation System

66cms
M6 Fresh Air Raise
PORTAL
66cms
Vent Drift
Haul Drift
M6 Vent Raise
LEGEND
Exhaust Air
Main Fan
Fresh Air
Ramp
Mixed Air
Level
Regulator
FAR / Drift
Door
Vent Raise
Stopping
Orepass
NOT TO SCALE

La Luz Mine Main Ventilation System
(Idealized Long Section Schematic)

Mine: La Luz
Scale: NTS
Drawn By: GR
Date: June 28, 2018

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16.11.2	Electrical

A schematic of the electrical distribution system and expected electrical loads for Terronera and La Luz can be seen in Figure 16.18.

Figure 16.18 Electrical Loads at Terronera and La Luz

Electrical substations will be installed in cut-outs opposite the active levels as shown in Figure 16.5 and will be moved as required when sub-levels are completed. It is envisioned that power will be transmitted via 15kV high-voltage cable until it reaches the substations, where it will be stepped down to 600V.

16.11.3	Dewatering

All active mining faces will be dewatered using compressed air pumps (similar to Wilden PX series pumps) pumping to 100 mm diameter pipes to level sump cut-outs.

The dewatering system for Terronera uses cascading sumps. Drill holes connecting small level sumps drain either to main sumps on the 1380 EL haulage level (for levels above the drift) or to mining block sumps at the bottom of the spiral ramps (for levels below). Block sumps pump water through 150mm diameter pipes in drill holes to the main haulage level sump, where the solids are decanted and clean water is returned to the mine water system. Dirty water from the main sump is pumped along the haulage drift and out the portal through 150 mm diameter pipes. The Terronera dewatering system is designed to pump a maximum of 60 l/s to surface under high inflow conditions.

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The dewatering scheme for La Luz uses a similar system: all levels in the upper block drain via cascading sumps to a main sump in the ventilation transfer drift, and all levels in the lower block drain to a lower sump that pumps through 150 mm diameter pipes in drill holes to the main one, where solids are decanted and clean water is returned to the mine water system. Dirty water from the main sump is pumped up the ramp and out the portal through 150 mm diameter pipes. The La Luz dewatering system is designed to pump a maximum of 20 l/s to surface under high inflow conditions.

16.11.4	Compressed Air

Compressed air will be provided using 186 kW air compressors (similar to Sullair TS-32-250). It is expected that one will be installed at La Luz and four will be installed at Terronera, of which one will be a backup spare. Compressed air will be distributed via a 150 mm diameter line in the ramp, reducing in size as necessary when approaching the working face.

16.11.5	Egresses, Refuge Stations & Additional Underground Infrastructure

A maintenance bay will be constructed underground for general equipment preventative maintenance and minor servicing, however, it is expected that major maintenance will be performed at a surface shop.

An explosives magazine will be constructed near the Terronera portal. All explosives for La Luz will be transported and stored underground in day boxes for short term use.

A permanent refuge station will be installed in the main haulage drift. This refuge station will double as a lunch room, and will be equipped with all infrastructure and equipment necessary to function as a fresh air base for mine rescue operations. Smaller refuge stations will be installed in the ventilation/egress drift, however, these are only expected to be used only in the event of an emergency.

All cut-and-fill mining areas at Terronera will have access to an escapeway that connects to the 1,352 EL ventilation/egress drift as shown in Figure 16.19. Since each new lift is completed, a culvert will be installed prior to backfilling of the first drift that will be connected to the culvert in the lift below. A ladder will be constructed inside the culvert to allow escape in the event of an emergency. Ladderways in the fresh air raises will allow emergency egress to surface if necessary. For La Luz, the same process is planned, with the ventilation transfer drift serving the same purpose as the Terronera 1,352EL ventilation/egress drift.

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Figure 16.19 Terronera Emergency Egress Route

2,296,500 N
517,000 E
TOPOGRAPHY
1600 EL
MB3
VENTILATION RAISE EGRESS TO SURFACE
1560
1540
1520
1500
1500 EL
273m
1480
PRODUCTION LEVEL
BACKFILL
1460
SILL PILLAR
1440
1420
BACKFILL
1400 EL
1400
128m
STOPE EGRESS IN BACKFILL
1380 HAULAGE DRIFT
SILL PILLAR
1360
1352 VENTILATION DRIFT AND REFUGE LEVEL
PORTABLE REFUGE STATION
1340
BACKFILL
1320
1300 EL
288m

NOTE: PRIMARY ACCESS IS FROM RAMP TO HAULAGE DRIFT AND EXIT AT PORTAL

0 50 100
METRES

TERRONERA AND LA LUZ
LONGITUDINAL SCHEMATIC
SECONDARY EGRESS PATH TO
PORTABLE REFUGE STATION

P&E MINING CONSULTANTS INC.

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16.12	Equipment

The equipment used to mine the Terronera and La Luz Deposits is shown in Table 16.11 .

Table 16.11 Development and Production Mining Equipment

Equipment Type	Similar To	Total Quantity Over LOM
2-boom Development Jumbo	Sandvik DD321	3
1-boom Production Jumbo	Sandvik DD211	5
4-tonne LHD	Sandvik LH204	5
10- tonne LHD	Sandvik LH410	4
Bolter	Sandvik DS311	6
Standard Scissor Deck	Getman A64 SL	2
Narrow Scissor Deck (La Luz)	MineCat MC100	2
Explosive Loader	Getman A64 ExC	2
Small Longhole Drill (La Luz)	Sandvik DL210	1
Large Longhole Drill (Terronera)	Sandvik DL311	1
10m3 Haulage Truck*	Scania P440 8x4	14
Raiseborer**	Redbore 70	1

*Haulage trucks will be provided by the haulage contractor
**Raise borer will be provided by the raise bore contractor

Additional support equipment for operations can be seen in Table 16.12.

Table 16.12 Support, Supervision and Services Equipment

Equipment Type	Total LOM Quantity	Equipment Type	Total LOM Quantity
Utility Tractor	6	Transmixer	2
Grader	2	Service Truck	2
Fuel/Lube Truck	2	Man Carrier / Bus	2
Shotcrete Sprayer	2	Pickup	8

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16.13	Material Handling

16.13.1	Ore Handling

For each mining block at Terronera, if the main access level is situated beneath the 1,380 EL main haulage drift, ore handling will be done by loading trucks on the level from a level re-muck bay and will be subsequently hauled to the process plant. For all levels above the 1,380 EL main haulage drift, ore will be mucked into an ore pass on the production level where it will drop to a loading station adjacent to the main haulage drift. From that point it will be loaded into trucks and hauled to the process plant.

At La Luz, due to the fact that the upper and lower mining areas are laterally offset, all levels are connected to ore passes that feed to a loading station adjacent to the main ramp. On the level loading of ore will not be utilized.

All truck loading of ore is assumed to be done with 10-tonne class LHDs when loading from a loading station or level re-muck bay. Additionally, it is possible that direct loading of trucks by the smaller 4-tonne class LHDs may be undertaken if operationally required.

16.13.2	Waste Handling

Development waste will be loaded either directly into trucks or into ramp re-muck bays then re-handled into haulage trucks. Main waste development will be loaded using 10-tonne LHDs. Attack ramp development and waste cross-cut development in production areas will be loaded to re-muck bays via 4-tonne LHDs where it will be re-loaded into haulage trucks using the 10-tonne LHDs.

Initial waste development from Terronera will be stored at a surface stockpile near the portal. Initial waste development from La Luz will be trucked to the process plant tailings area and stored nearby in a stockpile. For both deposits, all the waste rock will eventually be returned to the mine as backfill. When possible during the mine life, waste will be trucked directly to active levels to be used as unconsolidated backfill.

The maximum mine waste stockpile is expected to be slightly more than 280,000 tonnes occurring in Yr 4, after which point the stockpile will steadily decrease until its eventual reclamation in Yr 11, as shown in Figure 16.20.

Additional waste from process plant construction is not included in this estimate, however, could be stored in the waste rock stockpile area, which has a maximum capacity of over 1 Mt.

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Figure 16.20 Surface Mine Waste Stockpile Balance by Year

16.13.3	Backfill Handling

Unconsolidated backfill (tailings or waste rock or a combination thereof) will be loaded into haul trucks with a surface loader and hauled to the sub-level where it is required, at which point it will be dumped in the level re-muck bay and re-handled to its final destination by a 4-tonne LHD. For cemented backfill, trucks will be loaded from a hopper at the process plant instead of with a loader.

It is envisioned that trucks will haul backfill into the mine on the return leg of the ore haul. It may be necessary to assign trucks specifically to backfill as operationally required.

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17	RECOVERY METHODS

In addition to the comprehensive metallurgical study conducted by Resource Development Inc. (RDi) in support of the PFS for the Terronera Project, the services of ALS Metallurgy in Kamloops, B.C., Canada were contracted to conduct flotation studies. The flotation testing conducted focused on evaluation of grind size versus precious metal recovery and the viability of Flash flotation technology. The metallurgical data developed indicate that Flash flotation technology will provide enhanced precious metal recovery at an 80 percent passing 150 mesh (100 micron) grind size.

17.1	Summary

A beneficiation plant utilizing Flash flotation was selected for recovery of precious metals present in the Terronera Deposit. A grind of 80 percent passing 150 mesh (Tyler) provides acceptable levels of gold and silver recovery. Precious metal values will be recovered into a flotation concentrate that may be sold in the open market.

The design basis for the mineral processing facility is 750 dry tpd for Years 1 and 2 of operation. The plant throughput will be increased to 1,500 tpd in Year 3 of operation by the addition of line B grinding and flotation circuits. The life-of-mine (LOM) for the project is estimated at 9.5 years.

SFA conducted an analysis of the data developed by ALS to develop the estimated levels of gold and silver recovery that may be achieved. Metallurgical data were also used in the development of process design criteria and processing plant unit operations design. The metallurgical data for UPFS purposes was developed by ALS using mining industry accepted standard practice. The composite samples used for development of the metallurgical data were assembled and provided by Endeavour Silver’s Geology department. These samples are believed to be representative of materials originating from the Terronera deposit.

Results from testing mineralized material may not always represent metallurgical results obtained from a production scale processing plant following a defined mine production plan. The process design developed for the Terronera Project is consistent with the metallurgical data developed from samples tested by ALS for this study. The calculated levels of precious metal recovery developed for this study may change as more metallurgical data become available from future testing.

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17.2	Process Description

The processing methodology selected for gold and silver recovery from precious metal bearing materials originating from the Terronera Project consists of the following processing circuits:

•	Coarse ore storage yard (12,000 tonnes capacity)
•	Stock pile (2,000 tonnes capacity)
•	Crushing plant (two stage - closed circuit – 1,500 tpd capacity)
•	Fine ore storage lines A and B
•	Primary grinding lines A and B (750 tonnes capacity each)
•	Flotation Stages lines A and B
•	Flash flotation
•	Rougher & Scavenger
•	Two stage cleaning
•	Final Concentrate sedimentation and filtration (1,500 tpd capacity)
•	Final Concentrate storage and shipping (1,500 tpd capacity)
•	Tailings sedimentation (1,500 tpd capacity)
•	Reclaimed and fresh water systems
•	Dry tailings filter plant
•	Dry stack tailings storage facility (TSF)

The run-of mine material will be transported to a coarse material storage patio with haul trucks. The crushing circuit was designed to process 1,500 dry tpd in 18 hours of operation. The beneficiation plant will operate continuously 365 days per annum. The beneficiation plant availability was assumed to be 92 percent. The specific gravity of the run-of-mine material is 2.67 with average moisture content of 4 percent. The beneficiation plant will produce a precious metal bearing high grade concentrate as final product.

The grinding circuit design consists of two lines (A and B) with a single stage of grinding in primary ball mills. The vein materials at Terronera have been classified as hard with an average Bond Work Index (Wi) of 17.4 kWh/metricton. Optimization of the grinding circuit design will be necessary to ensure that the grind desired will be achieved during normal operation of the plant.

A brief description of the processing circuits included in the design is provided in the following paragraphs.

•	The crushing circuit is comprised of a (24 tonne) dump ore pocket fitted with a stationary Grizzly with a 10 inch by 10 inch opening. The Grizzly oversize is broken with a hydraulic breaker.
•	An apron feeder sends the ore to a primary jaw crusher to reduce the material to minus 85 mm.

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•

The crushed material and the dust fines from the feeder are transported to subsequent stages of screening and crushing in closed circuit to further reduce the material to minus 9 mm. Conveyor belts are used to transport the intermediate and fine crushed materials throughout the entire crushing circuit.

•

The crushing circuit design provides weigh scales, crushed ore sampling system and magnetic separators to protect the cone crusher from iron coming from underground mining operations. The finely crushed product is transported to two fine ore bins (A and B) with 750 metric tons live capacity each.

•

A variable speed belt feeder transports the crushed material from the fine ore bin to the primary grinding mill. The material is ground to 80 percent minus 150 mesh (100 microns) in closed circuit with a battery of cyclones.

•

Some flotation reagents will be added into the grinding mill to allow for conditioning. Ground slurry (cyclone overflow) at approximately 23 percent solids is sent to a trash screen for removal of debris produced in the underground mining operation. After trash removal the clean slurry is directed to a conditioning tank where flotation reagents are added for conditioning prior to the flotation process.

•

The flash flotation cell is installed in the grinding circuit area. This cell is fed with a portion of the cyclone underflow slurry. Dilution water is added to allow flotation of liberated values. The flash flotation tail product is directed to the mill feed box. The flotation concentrate is sent directly to the final concentrate thickener.

•

The flotation circuit consists of two lines (A and B) banks of Rougher followed by Scavenger cells to achieve maximum precious metal recovery. The Rougher and Scavenger concentrates are sent to a regrind circuit to achieve optimum liberation of precious metal values. The cyclone overflow from the regrind circuit feeds a two stage cleaning circuit to achieve the highest possible gold and silver grade in the final concentrate. The first cleaner tailing product is returned to the head of Rougher flotation.

•

The second cleaner concentrate reports to the concentrate thickener. The final concentrate is filtered and the filter cake with moistures ranging from 15 to 20 percent is stored and air dried in a warehouse prior to shipment.

•	Each concentrate shipment will be sampled and analyzed for precious metal and moisture contents. Impurities present in the concentrate will be quantified and evaluated prior to shipment.
•

Flotation tails will be sent to a thickener. The higher density slurry produced will be filtered using two ceramic disk filters. The filter cake produced will be stockpiled at the dry tailings filter plant prior to sending the solids to the dry tailings storage facility (DTSF). After sedimentation and filtration, the flotation tailings will be transported to the dry tailings stacking area by means of trucks. The filtered tailing material will be placed in a stockpile by means of a radial stacker. Front end loaders and compaction equipment are ultimately used to load, spread and compact the tailing material as required in the TSF.

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•	A dry stack tailings system has been selected for the Terronera Project. Advantages of a dry stack tailings system include the following:

o	Water reclaim maximization
o	No embankment needed
o	Minimal area required for placement
o	Improved drainage control
o	Lower reclamation cost

The overall process flow diagram of the proposed beneficiation plant is shown in Figure 17.1 Overall Process Flow Sheet.

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Figure 17.1 Overall Process Flow Sheet

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17.3	Energy and Water Requirements

Power for the first two years of operation will be generated on site using (natural gas) generators producing 480V power for distribution. Starting in Year 3 of operation, 115kV power will be provided by CFE via a new transmission line. The incoming power will be transformed and distributed over a medium tension line with two substations to service the following processing areas:

•	Crushing plant
•	Grinding – flotation – sedimentation

Medium tension equipment is comprised of transformers with primary and secondary sides. 4,160V starters are provided for the grinding mill motor.

Lower tension panels, motor control centers (MCC), harmonic filters and capacitors are included in the design. Transformers are included for lights throughout the plant. MCC’s are intelligent type. Voltage is 480V, three phase, 60 Hz. For lights and services 220/127 voltages were included in the design.

The water system for Terronera is comprised of two separate systems:

•	Fresh Water
•	Reclaimed Water

Fresh water will be provided by U/G mining operations. The estimated fresh water makeup requirement of approximately 9 m3 per hour is equivalent to approximately 0.2 tonnes of fresh water per tonne of ore processed.

Water from the mine will be pumped to a fresh water tank. Fresh water will be fed by gravity to the following process areas:

•	Make-up to reclaim water tank
•	Fire water system
•	Potable water
•	Pumps gland water seals
•	Reagent mixing
•	Water trucks tank (dust abatement)

The reclaim water tank will distribute water by means of a pump to maintain proper pressure throughout the following processing circuits:

•	Grinding
•	Classification (dilution water)

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•	Flotation (launder water)

17.4	Beneficiation Plant Process Reagents

The reagents to be utilized in flotation of sulphide mineralization associated with precious metals present at Terronera are outlined in Table 17.1.

Table 17.1 Reagents and Dosage

Reagent	Dosage (g/ton)
PROMOTER AP – 3418A	86
COLLECTOR PAX - Xanthate	28
FROTHER F – 65 (MIBC)	33
FLOCCULANT SNF AN9135H	25

Reagent dosage optimization studies will allow for reduction of costs associated with flotation and sedimentation of tailing and concentrate products.

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18	PROJECT INFRASTRUCTURE

18.1	Existing Infrastructure

A public access road connects Puerto Vallarta with the local communities and the Terronera project site area. The regional power needs are served by CFE which has a 23kV power line that runs through the Terronera Property. There is no other existing infrastructure on the project site.

18.2	Infrastructure for Project

The major project infrastructure is shown on Figure 18.1 below:

Figure 18.1 Map of Major Project Infrastructure (Wood, 2018)

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18.3	Process Plant

Run-of-mine material is delivered by truck to the process plant area which comprises several buildings and structures housing the crushing, grinding, flotation, concentrate thickening, and tailings thickening equipment.

The process plant buildings are sized for 1,500 tpd throughput but the project will be constructed and will begin operations as a 750 tpd plant. Some of the initial equipment, however, will be sized to handle 1,500 tpd so that when the plant throughput is expanded, the additional works needed will be minimal.

Preliminary drawings of the process plant are enclosed in Appendix K.

18.4	Filter Plant

The filter plant takes the flotation tailing product from the process plant and puts it into sedimentation tanks. From there the sediment is filtered by ceramic filters and the filter cakes are conveyed to a stockpile. Trucks then transport the dry tailings material to the dry tailings storage facility.

Preliminary drawings of the filter plant are enclosed in Appendix K.

18.5	Waste Rock Storage Stockpiles

Excavated material from the process plant area and initial mine development will generate 600,000m3 of material to be stored in waste rock storage stockpiles, a 300,000m3 stockpile close to the mine portal for the mine and a 300,000m3 stockpile near the tailings area for the process plant. All rock material will be transported to the stockpiles in 12m3 trucks, end-dumped, and pushed into place by bulldozers.

The rocks will be up to 30” to 40” in size and geotechnical studies determined the maximum safe slope. Hydrological studies were used as a basis for designing the stockpile drainage systems. For the purposes of the UPFS, preliminary designs were prepared of the stockpiles.

The waste rock stored near the portal will be reclaimed for use as backfill in the mine. In Years 1 and 2 the annual amount reclaimed will be 10,000m3 to 15,000m3 but from Years 3 to 10 the annual volume will be from 60,000m3 to 130,000m3.

18.6	Ancillary Buildings

Ancillary buildings necessary to support the Terronera project include the following: Administration Building, Warehouse, Maintenance Shop, Garage/Repair Shop, Change House, Dining Room, First Aid Station, Main Gatehouse, Fuel Station, Explosives Storage Facility, Truck Scale, and Laboratory.

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18.7	Project Access

The Terronera site is accessible by public road from Puerto Vallarta which lies 55 km to the west. The road is paved for 35km and the remainder is a well-maintained gravel road.

18.8	Internal Haul Roads and Mine Access Infrastructure

The Terronera Project will include access that is developed both from existing public roads and mine-site specific haul and access roads to be used only by Terronera Project equipment and mine personnel. Access from existing public roads will be utilized to connect the mine site to external access and to connect the mine portal platform area to the process plant. These access ways will accommodate light duty vehicles and heavy duty traffic including dump trucks, semi-tractor trailers, and construction machinery. The proposed mine access is shown on Figure 20.1.

Haul and access roads to transport personnel, equipment, rock and earth material haulage, and tailings on the mine property between the process plant and the TSF will be developed on land either owned or leased by Endeavour Silver. The conceptual alignment for this haul and access road is also shown on Figures 20.1 and 20.5.

18.9	Power Supply and Distribution

Electrical power in the region is provided by CFE which operates the national grid in Mexico. An existing 23kV power line runs from the Tamarind substation 47km away in Ixtapa (near Puerto Vallarta) across the site of Terronera, however, this line has no excess power available for Terronera.

Endeavour Silver has arranged with CFE for the construction of a new 115kV transmission line to site together with a new substation. The entire development process for the new transmission line and substation by CFE from approval through permitting, design, and construction is expected to take 36 months.

As the new 115kV supply will not be ready until Year 3, leased generators will be installed on site to provide power during construction and the first two years of 750 tpd operations.

18.10	Water Supply and Distribution

A 1,000M3 fresh water tank situated near the process plant will collect and store excess water from the mine. This tank water will be the main supply of process make-up, fire, and potable water for the site.

A reclaim water tank will store water reclaimed from the process plant and filter plant.

A separate fire water system and potable water system will be installed to service the site.

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18.11	Waste Management

All domestic waste will be treated in on-site sewage treatment facilities.

18.12	Surface Water Control

A stormwater pond located below the dry tailings storage area will collect the run-off water from the tailings site.

All surface water throughout the site will be collected, controlled, and discharged as described in Section 20.

18.13	Communications

The site will be serviced by a fiber optic telecommunications line. A telephone system with 512 extension lines will connect all parts of the mine, process plant, and ancillary buildings. Mobile communications comprising cell phones and radio sets will be available for operating staff.

18.14	Camp Facilities

A construction camp will be established near the site to provide accommodation, meals, and ancillary services for construction and operations personnel. The camp will service 411 people at its peak.

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19	MARKET STUDIES AND CONTRACTS

Endeavour Silver produces a silver concentrate which is then shipped to third parties for further refining before being sold. To a large extent, silver concentrate is sold at the spot price.

Endeavour Silver’s hedge policy does not allow the Company to enter into long term hedge contracts or forward sales. As of the date of issuing this report, the Company has not conducted any market studies, as gold and silver are commodities widely traded in world markets.

Due to the size of the bullion market and the above-ground inventory of bullion, Endeavour Silver's activities will not influence gold or silver prices.

Table 19.1 summarizes the annual high, low, and average London PM gold and silver price per ounce from 2000 to 2017.

Table 19.1 Annual High, Low, and Average London PM Fix for Gold and Silver from 2000 to 2017

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	314.00	264.15	279.15	5.45	4.57	4.95
2001	293.25	256.00	271.16	4.82	4.07	4.37
2002	349.75	276.80	310.38	5.10	4.24	4.60
2003	417.25	320.00	364.00	5.97	4.37	4.88
2004	452.85	375.00	409.79	8.29	5.50	6.66
2005	537.10	412.10	445.30	9.23	6.39	7.31
2006	720.20	512.55	604.33	14.94	8.83	11.55
2007	845.00	603.97	696.77	15.82	11.67	13.38
2008	1,011.60	710.80	871.92	20.92	8.88	14.99
2009	1,212.00	810.20	973.31	19.18	10.51	14.67
2010	1,417.85	1,056.80	1,226.13	30.70	15.14	20.19
2011	1,898.25	1,325.85	1,571.63	48.70	26.16	35.12
2012	1,791.80	1,541.05	1,668.69	37.23	26.67	31.15
2013	1,692.84	1,195.57	1,410.71	32.23	5.08	21.26
2014	1,376.15	1,146.00	1,265.83	22.05	15.28	19.08
2015	1,302.18	1,051.97	1,159.80	18.23	13.71	15.68
2016	1,368.74	1,062.38	1,248.52	20.71	13.58	17.21
2017	1,347.38	1,156.11	1,258.46	18.56	15.22	17.05
2018 (Jan-Aug)	1,354.95	1,178.40	1,293.51	17.52	14.60	16.35

Source: S&P Global, LBMA

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Over the period from 2000 to 2017, world silver and gold prices have increased significantly. This had a favourable impact on revenue from production of most of the world’s precious metal mines.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales that are outside normal or generally accepted practices within the mining industry.

In addition to its own workforces, Endeavour Silver has a number of contract mining companies working at its three operating mines and is evaluating the possibility of using contract miners at Terronera.

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20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT

20.1	Terronera Project Surface Facilities Layout

Figure 20.1 illustrates the currently proposed project surface facilities layout and the Terronera Project’s location relative to the nearby communities of Santiago de Los Pinos and San Sebastian del Oeste.

Figure 20.1 Map of Mine Surface Facilities Layout (Wood, 2018)

The drainage basin within which the Terronera filtered tailings deposit will be constructed is known locally as the “Mondeño”.

20.2	Environmental Liability

The Terronera Project, as a greenfields mine development, has the advantage of not inheriting latent environmental contamination issues. Current and past land use has been for agriculture, grazing and forestry purposes. Environmental disturbances for these historical uses have been road construction, cattle corrals, and other small farming structures.

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Based on surface disturbance, other than the adits noted in Section 6, no historical mining activities appear to have occurred within the project boundaries, however, there exist several currently active mining operations of limited scale in the project vicinity.

20.3	Environmental Permitting Basis

The Terronera project submitted, in December 2013, a Manifest of Environmental Impact (“MIA”), the Mexico Federal Government’s equivalent to a Canadian Environmental Assessment, to the Mexican environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). A SEMARNAT permit for a 500 tpd Terronera Project was issued in October 2014. Prior to the December 2013 MIA application, Endeavour Silver was issued an exploration MIA and certain associated SEMARNAT permits specific to the exploration phase for the project.

In February, 2017 a modified MIA application was issued by SEMARNAT to expand the proposed process rate to up to 1500 tpd and to establish that the tailings storage facility would be developed as a filtered tailings storage facility.

The Terronera Project process plant feed will be processed on site by flotation. The processing agents will not include cyanide and will be limited principally to agents such as coagulants, surfactants, and flocculants that facilitate the process of “floating” the silver and gold in the process circuit.

These flotation agents are typically relatively inert. The majority of reagent chemicals are captured in very fine (80% sub #200 gradation) tailings waste that is stored, and thus contained, within the filtered tailings storage facility (“TSF”). Any potential seepage from this and other storage facilities will be monitored and treated to achieve constant on-site reagent containment.

Tailings that do not include cyanide processed ore are covered by regulations that are unique and separate in the SEMARNAT permitting system from those for cyanide leaching ore processing. The flotation regulations are more appropriate for the hydrological, seismic, TSF geometry, and natural terrainconditions at the Terronera Project than the regulations applicable to mines that require cyanide process permits for their TSF entitlement requirements.

The flow chart for Mexico mine permitting is shown in Figure 20.2

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Figure 20.2 Environmental Permitting Steps for Mining Projects in Mexico

Mining Project
Exploration
Apply criteria of NOM-120-SEMARNAT-1997
Mining and processing
Archeological Review by INAH²
Archeological release letter
Explosive use application to SEDENA
Explosives permit
Land use license application to municipality
Evaluation of application by municipality
Municipal land use license
Environmental Impact Manifest (MIA)
Will project use hazardous substances?
Yes
No
Risk assessment (ER)
Will project clear natural vegetation?
Yes
No
Land-use-change technical study (ETJ)
Option 2
Option 1
Submit Documento Técnico Unificado (DTU)⁴ to SEMARNAT)
Evaluation of document by SEMARNAT¹
DTU Resolution
Submit studies to SEMARNAT (MIA, ER, ETJ)
Evaluation of studies by SEMARNAT¹
MIA, ETJ, and ER Resolution

[1]SEMARNAT: Secretaría de Medio Ambiente y Recursos Naturales
[2]INAH: Instituto Nacional de Antropología e Historia
[3]SEDENA: Secretaría de la Defensa Nacional
[4]DTU: Document that integrates the MIA, ER and ETJ application in a single formality, as an optional procedure.

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The status of the Terronera Project as of the effective date of this UPFS per the Federal, State, and Regional/Municipal governing bodies in Mexico is as listed in Table 20.1 .

Table 20.1 Environmental Permits required for the Terronera Project

Mining Stage	Agency/Permit	Submittal Documentation	Required per Endeavour Silver /Submittal Date if Issued	Comments Observations
Exploration	SEMARNAT / NORMA de Ley General	Exploration MIA	31 Oct. 2011	Permit Issued to Minera Plata Adelante - extended for 24 months on 20 January 2017
		Exploration ETJ	19 Jan. 2013	Permit Issued to Minera Plata Adelante for the Terronera Vein exploration – Diligence ongoing for additional exploration permissions for the La Luz and Espinos Veins.
Construction	Local Municipality: (Permit for Disposal of Non- hazardous Waste Residues)	Application	Yes	Will be requested from the local municipality after the precedent permits have been granted.
	SEMARNAT: | (Land use License)	Application	n/a
	INAH: (Archeological Clearance)	Survey	n/a	No evidence of archeological sites currently exists for Terronera project.
	SEDENA, Local Municipality and State Governments: (Explosives Handling)	Application and Endorsement Letter – All submittals occur after SEMARNAT authorizations are issued.	Yes	The SEMARNAT Change of Land Use permit is issued prior to presentation of SEDENA (Federal), State, and Local applications.
	SEMARNAT: Environmental Impact Resolution for the Mining Project	Environmental Impact Manifesto (MIA)	Yes	500 tpd MIA submitted Dec 2013 and granted in Oct 2014. 1500 tpd MIA modification was authorized by SEMARNAT on 23 Feb 2017. The 1000/2000 tpd MIA modification has not been submitted for SEMARNAT review as of the date of this report.

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Mining Stage	Agency/Permit	Submittal Documentation	Required per Endeavour Silver /Submittal Date if Issued	Comments Observations
	SEMARNAT: Permit to Change the Use of Land	Technical Economic Justification Study (ETJ) – aka Change of Soils Use (CUS)	Yes	ETJ for 1500 tpd mine and plant (not including TSF installations) submitted to SEMARNAT on February 7 2017. The ETJ for 1000/2000 tpd has not been submitted for SEMARNAT review as of the date of this report.
	CONAGUA: Concession to Extract Underground Water	Not required by CONAGUA since process water source is from mining operations	n/a	Very likely that Terronera underground mine will generate 100% of process and makeup water demand. Filter plant in the Mondeño will also considerably reduce makeup water demand.
	CONAGUA: Concession to Occupy a Federal Riverbed Area	Various Documents	Yes. It has been confirmed that the TSF basin natural drainage flow exceeds the threshold of 2m width and 0.75m depth in a 5 year storm event.	The application is being processed by CONAGUA as of the Effective Date of this UPFS.
	CONAGUA: Permit to Construct in the Federal Zone	Application Form Supported by Technical Documents.	Yes	Application CNA 02- 002 to construct the TSF in the Federal Zone has been submitted to CONAGUA
	CONAGUA: Permit to Construct Hydraulic Infrastructure	n/a	n/a	Dry tailings storages typically avoid the hydraulic structure permit requirement
	SEMARNAT: Risk Analysis Study	Risk Analysis Study (ER)	Risk Analysis Study is typically not required when cyanide (NaCN) is not used in the processing circuit. Terronera will be a flotation circuit thus excluding the use of NaCN.	The risk level of the project will be assessed when the project is sufficiently advanced. The Risk Analysis Study will be advanced if required.

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Mining Stage	Agency/Permit	Submittal Documentation	Required per Endeavour Silver /Submittal Date if Issued	Comments Observations
	SEMARNAT: Unified Technical Document	Unified Technical Document (DTU)	n/a	Once the MIA has been issued and the ETJ is in process the DTU is not typically required.
	CONAGUA: Effluent Discharge Permit	Various Documents	Yes	Documents will be submitted to CONAGUA prior to Terronera operation activities. Provides an
Operation	MUNICIPIAL: Sole Environmental License	Various Documents	Yes	Environmental registration number for the mine. Requested by Minera Plata Adelante prior to the time of mine startup.
	SEMARNAT: Accident Prevention Plan	Const. Phase Risk Analysis Covers this Requirement	Included in ER	Included in Risk Analysis Documentation (ER shown above)
	MUNICIPAL: Registration as Generator of Hazardous Wastes	Various Documents	Yes	This document will register prior to mine start-up the use of certain chemicals, oils, and slag materials.
	SEMARNAT: (mining residues mgmt. plan) NOM- 157-SEMARNAT- 2009	Management Plan that Complies with NOM- 157	Yes	Management plan will be generated & submitted to SEMARNAT by Minera Plata Adelante per the requirements of NOM- 157-SEMARNAT-2009
Closure	SEMARNAT: (Closure and Reclamation Plan)	Closure Plan that Complies with NOM141 Sect. 4.17	Yes	Plan should be submitted to SEMARNAT w/ 1000/2000 tpd MIA application, updated during the mine operation phase, and finalized prior to closure of mine.

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Humberto Preciado, P.E., of Wood, has fully relied upon the expert statements and representations submitted to SEMARNAT by:

•	Ing. José Luis Razura González in the process of achieving the October, 2014 SEMARNAT 500 tpd MIA permit for the Project, and,
•	The statements and representations of Ing. Roberto Trujillo for the February, 2017 1500 tpd amended MIA permit

Wood has not performed independent investigations to verify the reliability of the representations of Ing. Razura, Ing. Trujillo, his respective consulting entities, or his associates.

The Trujillo study was submitted as MIA justification for the mine and process plant, and, as Wood is involved in only the tailings storage facility in the Mondeño area of the Project, Wood did not participate in the generation of or the environmental justification to regulatory authorities of the Trujillo study. Wood requested and received a copy of the Consultoría Forestal y Ambiental MIA report generated by Ing. Roberto Trujillo for the mine and plant components of the project in April, 2017.

20.4	Existing Site Conditions

20.4.1	Baseline Studies

To provide a basis upon which to gauge the potential environment impact of the proposed project, certain environmental baseline studies were performed prior to the issuance of the Preliminary Economic Assessment which was issued in April, 2015. The following baseline studies were performed by Endeavour Silver’s two previously identified in-country permitting consultants:

•	Meteorology, air quality, and climatology
•	Soil erosion and contamination
•	Surface and subsurface hydrological conditions and hydraulic forces on surface structures
•	Flora and fauna, cultural, historical, archeological resources, as applicable

20.4.2	Topography

The Terronera Project is located in a mountainous region of Western Mexico with elevations ranging from sea level at the Pacific coast to 2,850m in the highest elevation in the San Sebastian region of the Sierra Madre Occidental mountain range.

Elevations range from 1,160m to 1,800m within the Terronera project footprint.

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The initial topographical and geographical mapping basis for the development planning for the Terronera Project was captured by satellite photogrammetry on March 1, 2012 by Photosat Satellite and GIS Data Consultant of Vancouver, Canada. The topographic resolution for this data generated one-metre contours. Because the project area has remained relatively undisturbed since the date of this satellite capture the image and contour data remains current and relevant for the basis of this PFS.

20.4.3	Meteorology – Air Quality

The climate type reported for the project site is subtropical with the rainy season occurring from June to September, with July typically being the wettest month. Data from the closest meteorological station (San Sebastián del Oeste), show the average annual precipitation as 1.35 m. The maximum mean air temperature is 25.6° C and the minimum mean is 11.7° C.

Prevailing winds in the area are from the southwest.

No existing data on air quality is available for the project area. Existing unpaved road traffic may be the main source of dust but, in general, the area is considered to have good air quality as a rural and relatively undeveloped area.

20.4.4	Soil

The predominant type of soil in the Mondeño is known as regosol per the agricultural soils nomenclature. Soils of this type generally result from the relatively recent formation of non-alluvial substrates and are located in areas with strong erosion causing continuous soil creation from the weathering of the host rock.

The regosol soils in the Terronera area are of silt-clay texture of high plasticity (USCS type CH), clayey sands (SC), highly compressible silts (MH) and silty sands (SM) with a density range of 1,359 to 1,929 kg/m3 and an in-situ moisture range of 6% to 37% within the sampling from the seventeen open pit tests performed by Wood in the Mondeño basin.

20.4.5	Geotechnical and Seismic Studies

Geotechnical investigations including subsurface hollow stem auger drilling, standard penetration testing (SPT), and soil/core samples, test pits, and, as appropriate, permeability testing, occurred utilizing various drilling and coring subcontractors and were supervised and logged by Wood geotechnical engineers between December, 2015 and October, 2016 for the preliminary design phase for the tailings, soils, and waste rock storage facilities.

Wood generated, in November, 2014, and then updated in October, 2016, a Deterministic Seismic Hazard Assessment for the Terronera Project site. The report’s findings identify the seismic influence of the Jalisco block and Rivera and Cocos tectonic plates at the tectonic subduction zone approximately 175 km west of the project site along the margin of the Pacific coast. Three earthquakes of 8.0 Richter magnitude or greater have occurred within 320 km of the site since 1930. The deterministic weighted mean un-attenuated horizontal acceleration for the site was determined in the Wood study to be 0.48g. For this reason Wood has recommended that tailings be stored in a structurally placed and densified filtered tailings configuration that meets local and international static and seismic stability requirements.

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20.4.6	Hydrology

According to the hydrological classification system used by the Mexico Federal water commission, CONAGUA, the Terronera Project area is located within the administrative hydrologic region #3, “Pacifico Norte”.

If the flow of stormwater, in the drainage area that the proposed mine facilities are located within can flow during a five-year return period intensity with a stream width of ≥two metres and a depth of ≥0.75 metres then a permit to construct facilities in what is regarded as “Federal Waters”, or “Federal Zone” can be required by CONAGUA. The several principal drainages in the Mondeño have been determined by hydrologic and hydraulic analysis to exceed these CONAGUA Federal Zone flow thresholds. For this reason, the Terronera filtered tailings deposit design and operational procedure was established by Wood for this UPFS to comply with the CONAGUA Federal Zone regulations.

Hidrologia e Hidraulica de Mexico generated, in May, 2016, a Precipitation Analysis Study for the Terronera Project. The study evaluated precipitation data from three meteorological data stations within 36 km of the project, including the San Sebastian station about four km from the site. The return period data necessary for pending hydraulic sizing and design configuration of Terronera site drainage infrastructure is shown in Table 20.2.

Table 20.2 Return Period Storm Event Precipitation

Return Period Size	24 Hour Precipitation (mm)
2 years	79
5 years	103
10 years	120
20 years	138
50 years	157
100 years	171
500 years	205
1,000 years	221
5,000 years	260
10,000 years	277

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20.4.7	Watershed – Surface Hydrology

The Terronera Project is located in the watershed Rio Ameca – Ixtapa. This watershed covers an area of 3,160 km2. The watershed western boundary occurs at the Pacific Ocean. The sub-basin including the Terronera Project is the San Sebastian drainage which captures approximately 84,700 hectares of drainage area.

20.4.8	Sub-Surface Hydrology

The Terronera Project is located above the aquifer Mixtlán, specifically in the northwestern quadrant of the aquifer.

Endeavour Silver is anticipating that the Terronera Project will use excess water pumped from the mine tunnels and recovered from the tailings filter plant for 100% of the operations water demand. The beneficial use of processing ore using water from underground workings is established in Article 19 of Chapter 3 of the Mexican Mining Law.

Under water law in Mexico, mining process water cannot be returned to the surface or subsurface basins without treatment in accordance with SEMARNAT NOM-001, Limits of Contaminants in the Discharges of Wastewaters into the Mexican National Waters and Resources.

20.4.9	Land Use

The communities in the project area have been organized since the early 1900’s into various ejidos, or community groups, which distribute and share agricultural and other lands for the benefit of the ejido member families. The Terronera Project has completed negotiations with various ejido members for leased surface rights of certain parcels of land needed for the location of the tailings and waste rock storage facilities. The aggregate limit of these parcels is identified on Figure 20.1 . as the dashed magenta line labeled as the TSF surface area boundary.

The predominant use of land at the site project is forestry, pasture land, and subsistence agriculture. The SEMARNAT default land use is known in Spanish as “forestal”, or forest in English.

A network of unpaved roads exists for transportation between communities and ranches. The Terronera Project has used these roads for exploration phase access. A portion of the Terronera construction phase work includes improving those portions of the main community road between Los Pinos and San Sebastian which the mine will utilize during the operations phase of the project.

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20.4.10	Vegetation and Ecosystems

A study area inventory was performed by Ing. Roberto Trujillo of the Consultoría Forestal y Ambiental of Durango, DGO, Mexico for the Terronera Project. The results are included in the MIA report submitted to SEMARNAT in February, 2017, for a 1,500tpd Terronera mine and process plant.

The Trujillo study identifies fauna and flora as a baseline condition for the project area and recommends certain actions to minimize the environmental impact of the proposed Terronera Project.

20.5	Tailings Storage Facility (TSF)

The TSF will store filtered tailings, or “drystack” tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico.

The TSF design will accommodate approximately 3 million m3 of compacted filtered tailings over a 9.5 year mine life based upon an initial two year 750 tpd process rate and then an expansion to 1,500 tpd beginning in year three.

Additional storage volume is available in the initial TSF footprint as incremental additional TSF overall height should Endeavour Silver increase process rates or identify additional mineralization for an extended mine life.

The layout of the TSF is shown in Figure 20.3.

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Figure 20.3 Map of the TSF Layout (Wood, 2018)

20.5.1	TSF Location and Geometry

The location of the TSF in relation to the overall project facilities is shown in Figure 20.1. The TSF is located in a valley approximately 1km northwest of the process plant. The current footprint of the TSF occupies a footprint area of approximately 89,760 m2.

The TSF is designed to have an overall downstream slope of 2.8 Height (H) to 1 Vertical (V) with interim benches of 6 m width and slopes 10 m in height at 2.2H:1V slope. Below the TSF to the northwest, there is a proposed storm water collection pond to collect, monitor, treat, and release storm water from the TSF surface area and any subgrade water that is not qualified to be released downstream.

Upstream drainage will be captured in cutoff ditches constructed immediately above the TSF upstream perimeter and routed to the natural drainage course below the TSF as non-contact water.

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20.5.2	TSF Operating Methodology

Filtered tailings will be placed and compacted in lifts of approximately 30cm to a design target density of 1.76 MT/m3 at an optimal moisture content of approximately 18%. It is proposed that the TSF be constructed and reclaimed concurrently with erosion protection, re-vegetation, and drainage structures once the TSF toe dam and its initial bench and slope are completed.

20.5.3	Tailings Transport and Deposition

The proposed TSF will be constructed with filter tailings produced by a filter plant that is located uphill from the TSF. Filter tailings will be transported to the TSF area by either 12 m3 haul trucks that will transport the filtered tailings approximately one-half km along a proposed newly constructed haul road. A dry tailings staging area will feed the dry tailings haul trucks at the filter plant site.

At the TSF, the tailings will be truck end-dumped or radial conveyor-placed, spread, and compacted by a series of mid-size dozers, motor grader(s), and vibratory roller compactors.

20.6	Environmental Considerations for Tailings Storage

20.6.1	Substances & Residues Used & Produced by the Ore Processing Operations

The reagents used in the process flotation operations are Cytec AP-3418, Cytec A-241, Cytec AF-65, Copper Sulphate, and Foaming Agent PQM F-65.

The mine area will utilize a variety of oils, greases, and chemicals, and other reagents that will be identified, quantified, classified, and submitted for registration per NOM-052, 083, & 157 specific to the Mine Risk Analysis and Application for the Generation of Hazardous Wastes.

20.6.2	Geotechnical Characterization of the Starter Dam Structure & Filtered Tailings Storage

Subject to the requirements of NOM-157 – SEMARNAT 2009 Wood has performed testing on the waste rock to quantify any acid generating, or potential acid generating waste rock. The tailings have also been sampled and tested for potential contaminants for the purpose of sizing/designing the TSF contact water management pond as shown at the toe of the tailings storage facility in Figure 20.5. Results to date indicate that tailings have low pontential for acid generation, whereas the waste rock exhibit low to uncertain potential for acid generation.

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20.6.3	Environmental Monitoring Program

The Terronera Project will be required to comply with the environmental regulations and standards in place in Mexico. The mining infrastructure and supporting facilities will need to be designed to minimize the impact to the natural environment.

Mexican law requires that an environmental program be implemented to monitor the surface and underground water, creek sediments, soil, air, vegetation and wildlife conditions. Wood has supported Endeavour Silver during the installation of four dual piezometer/water quality monitoring wells in the Mondeño basin as shown in Figure 20.7. Additional wells have been proposed by Wood at upstream and downstream locations of the TSF to verify groundwater quality once the TSF is operational.

Figure 20.4 Map of the Mondeño Tailings Storage Area Monitoring Well Locations (Wood, 2018)

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20.6.4	Surface Water Management

The Wood design components for the Terronera tailings management facilities are shown on Figure 20.5 and are listed as follows:

•	The filtered tailings storage, or TSF, with a capacity of approximately four and a half million tons of densified tailings material
•	A constructed haul road from the process plant to the filter plant. This road also provides the alignment for the raw tailings and filter plant extracted process water piping
•	A constructed haul road from the filtered tailings plant to the active TSF platform
•	A platform uphill from the TSF on which the filter plant will be located.

These features will interrupt natural drainage courses and will need to be designed to accommodate both typical stormflows and the 50-year design stormflows as stipulated in SEMARNAT NOM.141 Section 5.3.1. Because the TSF is located in a Federal Zone as designated by CONAGUA the non-contact diversion structures in association with the final footprint of the TSF will be sized to be able to successfully pass through the TSF the 10,000 year return period stormflow.

The constructed haul roads will utilize concrete, HDPE, and ADS plastic culverts sized according to NOM141 criteria to pass 50-year return period design storm flows. The TSF will use a combination of perimeter canals constructed above the facilities, subdrain rock and pipe systems beneath the storages, and, where feasible, culverts to route design storm flows through facilities as appropriate. Long culverts with minimal slope will be avoided in favour of open drainage structures so as to minimize culvert maintenance.

20.6.5	Mine Water Discharge

Mine water will be pumped to the surface and utilized as process water. Any process water excess will need to be water quality tested and can be discharged downstream if compliant with SEMARNAT NOM157 Section 5.4.2.4.1 mine waste discharge contamination limits, and certain applicable sections of NOM-001. If not compliant it will need to be stored, treated, and tested to achieve compliant discharge.

20.6.6	Groundwater Management

The current process water demand estimate does not require the use of groundwater from the project aquifer Mixtlán identified in Section 20.4.6.2.

Wood, as part of the permitting submittal to CONAGUA, conducted 2-d water infiltration modeling through the tailings dry stack and the native vadose zone that considered the tailings unsaturated pore water properties, the effects of drystack height or geometry as it grows over time, and the climatological conditions of the site (Wood, 2016). Based on the available site data and the projected drystack properties, it is anticipated that no liner would be required over the entire area of the TSF to prevent infiltration into the native ground, however, the TSF design includes the construction of a subdrain system in identified ephemeral and perennial spring areas at the bottom of the existing valley and the inclusion of a geomembrane both to prevent saturation of the overlying filtered tailings material and to separate contact from non-contact water at the base of the TSF.

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20.6.7	Air Quality Management

SEMARNAT NOM-141, specific to tailings facilities, provides fairly general commentary on limiting fugitive dust contamination of surrounding communities, and of the need for mine perimeter particulate contamination monitoring.

20.6.8	Soil-Rock Management as Closure Capping Materials

In accordance with SEMARNAT regulations, during the stages of preparation, construction, operation, maintenance and closure/reclamation, actions must be taken to prevent soil erosion and contamination of native soils in the project area.

The Terronera TSF plan, as shown in Figures 20.1 and 20.5, demonstrates the geometry for the Mondeño filtered tailings deposit that will be generated by the processing of 4.7 M tonnes of ore as presented in this PFS. At more advanced stages of design documentation, Wood will recommend the storage and preservation on-site of dedicated topsoil and waste rock storages of sufficient volume to facilitate capping of the TSF to achieve long term erosion control, dust control, and to contain the filtered tailings storage within a stable surface cover mantle of soil-rock material that will minimize ongoing TSF management at the time of the implementation of the project reclamation and closure plan.

20.6.9	Solid Waste Disposal

Hazardous waste management criteria are established in SEMARNAT NOM-052; 2005 which describes the characteristics, process of identification, classification, and listing of hazardous waste.

Hazardous waste generated onsite will need to be loaded into containers that clearly identify the type of waste and placed in an appropriate disposal area for such waste.

20.7	Socio-Economic and Community Relations

The project is near the communities of San Sebastian del Oeste, Santiago de Pinos, and Los Reyes. These three relatively typical Mexican “pueblos” belong to the municipality of San Sebastian del Oeste, Jalisco. Per the Federal Mexican census of 2010, this municipality has 5,755 inhabitants.

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20.8	Cultural and Historical Resource Studies

According to the baseline cultural and historical resource studies, the QP is unaware of any cultural events or practices or any historical landmarks that would interfere with the development of the Terronera Project.

20.9	Archeological Artifacts and Studies

According to the baseline archaeological studies, the QP is unaware of any archaeological artifacts that would be impacted by the development of the Terronera Project.

20.10	Reclamation and Closure Activities

A Terronera closure and reclamation plan will be included in an amended MIA permit application, and ETJ support documentation, as outlined in the Construction Phase portion of Figure 20.3.

Every three years during the active mine operation, and no less than three years prior to the closure of the mine, an updated closure plan should be presented to SEMARNAT for the Terronera Project.

At the end of the mine life, Endeavour Silver shall perform restoration activities on impacted areas ensuring the stability of disturbed areas. These efforts should be started to the extent possible during project operations and be completed within two years after the end of the mine operations.

20.10.1	Mine Surface Disturbance Closure Activities

20.10.1.1	Resurfacing and Vegetation

The Terronera Project above ground improvements will need to be dismantled and removed from the site. The resulting disturbed platforms and other surface areas will need to be covered with rock or stable soil fill as necessary to provide positive drainage conditions and then capped with topsoil from the mine topsoil storage generated during mine development. The topsoil capped areas will need to be re-vegetated to provide a permanent self-sustaining rehabilitation of the previously disturbed mine surface area.

20.10.1.2	Mine Runoff and TSF & Rock Storage Seepage Management

Any mine generated contact water seepage that does not qualify for release into the downstream environment will need to be managed as actively treated flows until such time as it can qualify for direct release per the discharge limits criteria of SEMARNAT NOM-001 Contaminant Discharge, NOM-157 Mine Discharge, and NOM-052 Hazardous Waste. As is typical of contemporary mine closures, the final mine closure will need to be a mine site with a condition of zero non-qualified release of runoff.

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20.10.2	Underground Mine Infrastructure Closure Activities

All vent raises and portals that provide access to underground workings should be properly sealed to prohibit access to underground workings. Subsurface mine water that reaches the surface should be managed as surface runoff.

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21	CAPITAL AND OPERATING COSTS

Capital and operating cost estimates were developed to evaluate the economic feasibility of the Terronera Project. The capital costs comprise initial capital costs (incurred from the date of the project go-ahead to start-up of commercial production) and sustaining capital costs (incurred from start-up of commercial production to mine closure). The capital cost estimates are summarized in the following tables:

•	Table 21.14 Summary of 750 tpd Capital Costs
•	Table 21.18 Summary of Expansion to 1,500 tpd Capital Costs
•	Table 21.19 Summary of Total Capital Costs

Excluded from all capital costs are the sunk costs incurred prior to the project go-ahead, including all costs associated with:

•	Property purchases
•	Drilling and exploration
•	Concession taxes and annual payments
•	Metallurgical testing
•	Geotechnical sampling and coring
•	Advice, studies and technical reports from third party professionals including cost of outside consultants
•	Permitting fees
•	Endeavour Silver’s management and staff time and expenses in trips to site, meetings, and discussions with authorities, contractors, and other parties

The operating costs comprise operating and maintenance costs from all areas of Endeavour Silver’s Terronera operations and administration. The operating costs are summarized in Section 21.8.

21.1	Preparation of Cost Estimates

The cost estimates were prepared by the following contributors:

•	P&E Mining Consultants Inc. (“P&E”) estimated the mining capital and operating costs with input from Endeavour Silver
•

Wood estimated the capital and operating costs of the dry tailings storage facility and the haul road from the filter plant platform to the pond platform utilizing unit costs provided by Endeavour Silver generated during operation of their three currently operating Mexico mining properties

•	Endeavour Silver estimated the taxes, royalties, working capital, transport and refinery costs

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•	Endeavour Silver estimated the cost of leasing generators to provide power to the site during Year 1 and Year 2 of the 750 tpd operations
•

Endeavour Silver obtained from CFE the capital cost of engineering, procuring, and constructing a 115kV transmission line to the site and the cost of obtaining right-of-way from the affected landowners to install and operate the line

•	Endeavour Silver obtained from CFE the cost per kWh of supplying power to the site from Year 3 onwards
•	SFA, with advice from P&E, Wood, and PMICSA, estimated the engineering, procurement, and project and construction management costs
•	PMICSA estimated the capital costs of the process and filter plants and the site preparation costs for the process and filter plants
•	SFA estimated the total mine closure and salvage costs with the Terronera closure and reclamation phase reclamation costs being provided by Wood
•	SFA, with input from PMICSA and Endeavour Silver, estimated the process and filter plants operating costs
•	SFA, with input from PMICSA and Endeavour Silver, estimated the capital costs of the site buildings, water supply, and Owner’s costs
•	Endeavour Silver obtained a budget quote for the capital and operating costs of installing and operating a construction camp

21.2	Basis of Cost Estimates

The capital costs were estimated by engineers and construction managers with recent experience on similar mining projects in Mexico and were based on the following:

•	Mine cost estimates are based on:

o	First-principles estimates
o	Detailed design and scheduling of the underground mine
o	Contract rates from similar Endeavour Silver operations in Mexico
o	Contractor budget quotes for specialist operations (raise boring)
o	Vendor pricing and finance terms for equipment
o	Vendor estimates of productivity and operational costs
o	Cost databases for capital equipment
o	Cost databases for consumables

•	All other capital cost estimates are based on:

o	Topographic maps with 1m contours
o	Material quantity take-offs for tailings facility, earthworks, and roads
o	Metallurgical test work by RDi and ALS
o	Vendor quotes for major process equipment to be purchased directly by Endeavour Silver
o

Preliminary engineering for the process and filter plants, including: flowsheets; material balances; electrical single-line diagrams; equipment lists; specifications (for major equipment); site layouts; general arrangement drawings; and sections

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o	Endeavour Silver, SFA, and PMICSA data for all other equipment and materials
o	The Project Execution Plan enclosed in Section 24 of this report
o	Process plant spares at 2% of the total mechanical and electrical equipment costs.
o	Freight, duties, taxes, and vendor commissioning costs were included in equipment costs
o	CONAGUA TSF permit submittal concept for the TSF area installations
o	Labour installation manhours and unit costs for all structural, mechanical, piping, electrical, and instrumentation work were based on PMICSA’s data base from mining projects in Mexico
o	The direct costs include all contractors’ mobilization, management, overheads, site vehicles, utilities, surveying, and material testing costs
o

Owner’s costs include: internal Endeavour Silver project staff (management, procurement, accounting); environmental and community relations activities; start- up costs; vehicles, ambulance; and communications equipment

o	Engineering and procurement estimates were prepared by PMICSA for the process and filter plants
o	An EPCM estimate was prepared by Wood for the dry stack tailings and haul road facilities
o	PM/CM costs were based on the manpower and rates used on previous Endeavour Silver projects (Bolanitos, El Cubo, and El Compas) and Terronera’s development schedule in Section 24

The accuracy of the capital cost estimates is ± 20%.

The estimates are based on prices ruling 1st Quarter, 2018.

No allowance has been made for escalation and exchange rate fluctuations and the cost estimates exclude the costs of project financing.

A contingency percentage was applied to each of the capital cost items to cover costs which are expected to be incurred but which cannot be quantified with the level of information available. The percentage varied with each item depending on the amount of engineering completed for that item, the source of the estimate, and whether the estimate came from a quote or price proposal . The result was a weighted average contingency of 12% which was applied to all the direct and indirect capital costs.

Contingencies do not cover out-of-scope items or events that may arise during project execution, for example:

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•	Labour strikes
•	Earthquakes, hurricanes, floods
•	Large increases in material prices (structural steel, cement, cabling)
•	Legislation changes

21.2.1	Mine Development and Production Costs

To generate mine development and production costs for Terronera, first principle estimates using consumables and labour rates appropriate to the site location were constructed. Subsequently, contracts from other Endeavour Silver mines in Mexico using similar cut-and-fill methods to Terronera were analysed and used to benchmark derived estimates. The unit costs from these benchmarked estimates were subsequently utilized in first-principles estimates for La Luz to generate its costs.

Only benchmarked first-principles costs were used for development and production costs in this Technical Report, with the exception of raise bore operations, which were benchmarked against quotes from North American contractors and Endeavour Silver’s internal costs for similar operations.

21.2.2	Leasing Costs

Leasing costs were generated from a terms sheet provided by Sandvik Mining. Two lease terms were analysed (48 months and 36 months), with the 36 month term selected. The terms were as follows:

•	Down payment 15% of purchase price
•	Origination fee of 0.60% of purchase price
•	Initial $1,200 contract legal fee
•	Monthly payment of 2.6734% of the purchase price per month for 36 months
•

These terms apply to all mining equipment manufactured by Sandvik, and it was indicated that equipment manufactured by Getman could also be acquired under the same terms. For all other ancillary equipment, these same terms have been assumed, with the exception of haulage trucks, which are assumed to be provided by the haulage contractor with their capital costs included in the contract unit price.

21.3	Capital Costs

The capital costs for the 750 tpd development are detailed in Sections 21.3.1 to 21.3.9. The capital costs for expanding the plant from 750 tpd to 1,500 tpd are detailed following the 750 tpd cost summary.

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21.3.1	Pre-Production Mine Capital Costs

Pre-production capital costs include all costs associated with exploiting the Terronera and La Luz Deposits prior to full production commencing at Terronera in Q1 of Year 1. Since La Luz development does not begin until Year 3, all pre-production costs are directly associated with Terronera.

21.3.1.1	Mine Infrastructure

The total capital cost of mine pre-production infrastructure at Terronera and La Luz is estimated at $2.0 million as shown in Table 21.1.

Table 21.1 Mine Pre-Production Capital Infrastructure Costs

Item	Cost ($‘000’s)
Surface Infrastructure	725
Ventilation	424
Electrical Infrastructure	438
Dewatering	33
Communications	82
Underground Infrastructure	326
Total	2,028

21.3.1.2	Mine Equipment

The total cost of down payments and lease payments for mine equipment incurred during the pre-production period is estimated at $4.8 million which can be seen in Table 21.2. Origination costs and legal fees are included in the “Down Payments” column.

Table 21.2 Mine Pre-Production Capital Equipment Costs

Equipment Type	Down Payments ($‘000’s)	Lease Costs ($‘000’s)
Jumbos	413	847
Scissor Decks & Bolters	433	674
Production Drills	171	268
Explosives Loaders	43	63
Scoops	165	401
Auxiliary	559	805
Sub-Total	1,784	3,058
Equipment Mobilization	23
Total	4,837

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21.3.1.3	Development

The mine total direct capital cost of pre-production development at Terronera and La Luz is estimated at $4.3 million, including waste haulage, with $3.4 million associated with lateral and $0.9 million associated with vertical development. These costs include labour, compressed air, face dewatering and ventilation, equipment operations and consumables, and maintenance.

Costs of initial lateral development can be seen in Table 21.3 . Costs of initial vertical development can be seen in Table 21.4.

Table 21.3 Mine Pre-Production Capital Lateral Development Costs

Deposit	Development Type	Quantity (m)	Direct Cost ($/m)	Total Cost ($‘000’s)
Terronera	Main Ramp Waste	1,646	1,329	2,188
	Ramp Loadout Waste	120	1,700	204
	Ore Pass Loadout Waste	321	1,239	808
	Waste Haulage			185
Total		2,087		3,385

Table 21.4 Mine Pre-Production Capital Vertical Development Costs

Deposit	Development Type	Quantity (m)	Direct Cost ($/m)	Total Cost ($‘000’s)
Terronera	Drop Raise (Small)	28	539	15
	Drop Raise (Large)	262	563	148
	RB Ore pass Waste	-	-	-
	RB Vent Raise Waste	592	1,250	740
	Waste Haulage			55
Total		882		912

21.3.1.4	Indirects

All estimated mine pre-production indirect costs are shown in Table 21.5 .

Table 21.5 Mine Pre-Production Capital Indirect Costs

Item	Estimated Cost ($‘000’s)
Staff Salaries	1,073
Contractor Salaries	1,056
Primary Ventilation	304
Primary Pumping	94
Total	2,527

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21.3.1.5	Summary of Mine Pre-Production Costs

Total pre-production mine capital for Terronera and La Luz is estimated at $13.7 million as summarized in Table 21.6.

Table 21.6 Summary of Mine Pre-Production Costs

Item	Estimated Costs (US$'000's)
Infrastructure	2,028
Mine Equipment	4,837
Lateral Development	3,385
Vertical Development	912
Indirects	2,527
Total	13,689

21.3.2	Site Preparation & Roads

The estimated costs of preparing the site and roadworks are shown in Table 21.7.

Table 21.7 Site Preparation & Roads

Item	Estimated Costs (US$'000's)

Site Preparation by Plant Area
Crushing	309
Milling	669
Flotation	143
Thickening	558
Water Supply	7
Reagents	38
Buildings	1,045
Ancillary Services	101
Site Preparation Sub-Total	2,870
Roads
New Internal Roads	2,372
Upgrade Existing Roads	1,471
Land Acquisition for Storage of Topsoil	162
Studies & Environmental Management	10
Roads Sub-Total	4,015
Total	6,885

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21.3.3	Process Plant & Filter Plant

The cost estimates for the 750 tpd process and filter plants are detailed in Table 21.8 .

Table 21.8 750 tpd Process & Filter Plants Cost Breakdown ($)

Description	Process Equipment Supply	Electrical Equipment Supply	Civil Works	Structural Works	Buildings	Mechanical Equipment Fabrication	Mechanical Equipment Install	Piping	Electrical	Instrumentation	Total
PROCESS PLANT
SCREENING & CRUSHING
Screening	336,800	0	1,046,850	171,871	5,155	287,875	39,376	0	110,878	93,504	2,092,310
Crushing	1,067,656	0	424,704	560,610	51,248	209,719	107,066	21,193	131,408	105,535	2,679,138
Conveyors	692,613	0	162,715	14,003	0	57,380	280,793	0	59,584	49,974	1,317,062
Electrics	0	167,916	32,611	11,077	57,945	0	0	0	19,092	0	288,641
ORE STORAGE & MILLING
Fine Ore Bin	129,082	0	148,037	84,638	0	376,569	56,221	11,916	101,855	78,707	987,025
Mill Building	0	0	195,077	553,114	0	0	0	0	63,206	0	811,396
Ball Mill	1,160,754	298,648	195,066	0	6,001	45,324	243,849	27,936	189,271	102,656	2,269,505
Other Equipment	1,413,206	0	18,326	63,867	0	136,862	86,956	234,042	149,972	123,763	2,226,994
FLOTATION
Flotation Building	0	0	236,742	740,742	0	0	0	0	55,110	0	1,032,593
Flotation Cells	1,012,508	0	63,272	96,181	0	6,788	303,059	144,355	74,902	79,285	1,780,350
Substation, MCC Room	0	277,467	111,347	114,550	275,734	0	0	0	31,006	27,516	837,619
Other Equipment	1,472,551		21,987	60,516	16,340	283,444	157,818	154,913	73,980	76,313	2,317,863
THICKENERS & FILTERS
Concentrate Thickener	434,508	44,753	190,012	60,392	17,048	155,458	24,649	110,792	58,350	66,074	1,162,035
Tailings Thickener	526,964	67,130	290,076	85,713	0	351,601	55,235	262,455	87,524	77,087	1,803,786
Concentrate Filter	446,895	103,109	312,096	314,957	27,477	23,389	45,822	46,616	108,934	77,087	1,506,382
WATER SYSTEMS
Process Water	17,000	0	71,234	0	0	132,689	1,428	106,848	11,703	17,747	358,649
Fire Water	92,400	0	36,036	18,660	0	0	21,140	0	8,225	0	176,461
REAGENTS
Reagent Building	261,277	51,008	154,961	94,343	138,903	186,155	12,146	52,969	124,408	115,119	1,191,290
ANCILLARY WORKS
Laboratory	0	0	82,291	38,644	23,512	27,038	0	37,017	0	0	208,502
Locker Room	0	0	0	0	0	0	45,000	0	0	0	45,000
Subtotal	9,064,213	1,010,031	3,793,439	3,083,878	619,363	2,280,292	1,480,558	1,211,052	1,459,408	1,090,367	25,092,601
Suppliers Commissioning	70,000	18,000									88,000
SPARE PARTS	181,284	20,201									201,485
Total	9,315,497	1,048,232	3,793,439	3,083,878	619,363	2,280,292	1,480,558	1,211,052	1,459,408	1,090,367	25,382,086
FILTER PLANT	1,100,408	147,421	321,339	481,531	33,086	312,928	97,804	345,852	187,452	29,579	3,057,400
SPARE PARTS	77,029	8,845									85,874
Total	1,177,437	156,266	321,339	481,531	33,086	312,928	97,804	345,852	187,452	29,579	3,143,274

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21.3.4	Dry Tailings Storage Facility

The cost estimate for the dry tailings storage facility is detailed in Table 21.9. All the costs shown under 750 tpd will be expended in Year -1 and all the costs shown under 1,500 tpd will be expended in Year 1 and Year 2. Some of the costs shown under 1,500 tpd are operational in nature but have been included in the capital costs.

Table 21.9 Dry Tailings Storage Facility Cost Estimate

Item	Total Estimated Costs (US$'000's)
	750 tpd	1,500 tpd	Total

Road on TSF Face Slope	0	78	78
Filtered Tailings Haulage, Placement, & Compaction	0	597	597
Pond Platform Construction	1,162	0	1,162
Pump Stations	18	24	42
Ground Preparation	224	34	258
Starter Dam Construction	440	0	440
Non-Contact Water Management	649	218	867
Contact Water Management	146	49	195
Contact Water Pond System	163	0	163
Erosion Control	0	55	55
Instrumentation	0	70	70
Total	2,802	1,125	3,927

21.3.5	Site Power & Water Supply

Endeavour Silver will contract with CFE to install a new 115kV transmission line to site and the capital costs of this line were provided by CFE.

The site water will be supplied from the mine and stored in a 1,000m3 water tank. The capital costs of the power line and water supply are shown in Table 21.10 .

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Table 21.10 Site Power & Water Supply Estimated Costs

Item	Estimated Cost (US$'000's)
	750 tpd	1,500 tpd	Total
Transmission Line to Site
Surveys	67	21	88
Management	196	0	196
Right-of-Way Payments	2,671	0	2,671
Preliminary Engineering	170	0	170
Detailed Engineering	93	0	93
Environmental Services	153	0	153
Procurement	0	287	287
Construction	0	14,552	14,552
	3,350	14,860	18,210
Site Water Supply	791	0	791
Total	4,141	14,860	19,001

21.3.6	Indirect Costs

The indirect costs comprise Owner’s costs, camp costs, and the costs of engineering, procurement, and project and construction management:

The Owner’s costs are shown in Table 21.11.

Table 21.11 Owner’s Costs

Item	Estimated Costs US$ ('000's)		Total
	Year -2	Year -1

Project staff (procurement, accounting, project engineers)	320	360	680
Start-Up (First Fill)	0	180	180
Construction Trailers	100	150	250
Pick-Ups	40	80	120
Site Security, Communications	100	150	250
Construction Power	50	160	210
Total	610	1,080	1,690

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The construction camp costs are shown in Table 21.12. These costs include the costs of operating the camp during the construction period.

Table 21.12 Construction Camp Costs

Item	Total Estimated Costs (US$'000's)
	Year -2	Year -1
Camp for 171 people
1 x 400m2 Camp Modules	250	0
2 x 646m2 Camp Modules	0	625
1 x Dining Module	150	0
Security Office	20	0
Administration Offices	97	92
Water Supply	45	0
Water Treatment Plant	150	0
239m3 Water Storage Tank	48	0
1 x Mine Office	0	131
1 x Workshop	0	152
Area Lighting	52	0
Temporary Offices	15	0
Storage Lockers	50	0
Communications	16	0
Total	893	1000

The engineering, procurement, and project and construction management costs are shown in Table 21.13.

Table 21.13 Engineering, Procurement, Project & Construction Management

Item	Estimated Costs (US$'000's)
	Year -2	Year -1
Engineering
Process & Filter Plants	200	1,230
Dry Stack Tailings Facility & Road	200	220
All Other Facilities	0	100
Procurement
All Facilities	0	311
PM/CM
All Facilities	200	3,661
Total	600	5,522

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21.3.7	Total Capital Costs for 750 tpd Project

The total capital costs for executing the 750 tpd project are summarized in Table 21.14.

Table 21.14 Summary of 750 tpd Capital Costs

Item	Costs US$ ('000's)

Direct Costs
Site Preparation	$2,870
Roads	$4,015
Mine Development	$13,689
Site Power & Water Supply	$4,141
Buildings	$1,908
Process Plant	$25,382
Filter Plant	$3,143
Dry Tailings Storage Facility	$2,802
Total Direct Costs	$57,950
Indirect Costs
Owner's Costs	$1,690
Construction Camp	$1,893
Engineering, Procurement, PM/CM	$6,122
Total Indirect Costs	$9,705
Sub-Total Direct + Indirect Costs	$67,655
Contingency @ 12%	$8,119
Total	$75,774

21.4	Estimated Costs for Expansion from 750 tpd to 1,500 tpd

21.4.1	Mine Development

The mine development costs in Year 1 and Year 2 to expand the throughput from 750 tpd to 1,500 tpd are shown in Table 21.15.

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Table 21.15 Mine Development Estimated Costs in Years 1 & 2

Item		Estimated Cost US$ ('000's)
		Year 1	Year 2	Total
Infrastructure	Communications	14	61	75
	Dewatering	0	67	67
	Electrical Infrastructure	221	240	461
	Surface Infrastructure	72	250	322
	Underground Infrastructure	262	338	600
	Ventilation	112	228	340
General	Equipment Mobilization	17	7	24
Leasing	Lease Costs (36mo term)	1,095	310	1,405
Indirects	Company Salaries	0	0	0
	Contractor Salaries	0	0	0
	Primary Vent (Power)	0	0	0
	Primary Pumping (Power)	0	0	0
Development	Lateral	2,986	4,108	7,094
	Vertical	145	766	911
Haulage	Combined	110	612	722
Total		5,034	6,987	12,021

21.4.1.1	Process & Filter Plants

The estimated cost of the additional equipment needed to expand the process and filter plants from 750 tpd to 1,500 tpd are shown in Table 21.16

Table 21.16 Process & Filter Plants Expansion Estimated Costs

Description	Process Equipment Supply	Electrical Equipment Supply	Mechanical Equipment Fabrication	Mechanical Equipment Install	Piping	Electrical	Instrumentation	Total
PROCESS PLANT
Ore Storage & Milling
Ball Mill	1,160,754	298,648	45,324	243,849	27,936	189,271	102,656	2,068,438
Flotation
Flotation Cells	1,012,508	0	6,788	303,059	33,133	74,512	71,285	1,501,285
Subtotal	2,173,262	298,648	52,112	546,908	61,069	263,783	173,941	3,569,723
Spare Parts	43,465	5,973						49,438
Total	2,216,727	304,621	52,112	546,908	61,069	263,783	173,941	3,619,161

FILTER PLANT	675,006	63,181	240,358	37,089	19,919	111,488	152,144	1,299,185
Spare Parts	47,250	3,791						51,041
Total	722,256	66,972	240,358	37,089	19,919	111,488	152,144	1,350,226

21.4.1.2	Dry Tailings Storage Facility

The estimated costs for expanding the dry tailings storage facility from 750 tpd to 1,500 tpd are shown in Table 21.9.

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21.4.1.3	Site Power & Water Supply

The estimated costs for expanding the site power and water supply facilities from 750 tpd to 1,500 tpd are shown in Table 21.10.

21.4.1.4	Indirect Costs

The estimated costs of expansion indirects are shown in Table 21.17.

Table 21.17 Indirect Costs for Expansion to 1,500 tpd

Item	Estimated Costs US$ ('000's)		Total
	Year 1	Year 2
Owner's Costs	0	200	200
Construction Camp	0	938	938
Engineering, Procurement, PM/CM	0	900	900
Total	0	2,038	2,038

21.4.2	Summary of Expansion to 1,500tpd Capital Costs

A summary of the estimated capital costs to expand the plant from 750 tpd to 1,500 tpd is shown in Table 21.18 .

Table 21.18 Summary of Expansion to 1,500 tpd Capital Costs

Item	Estimated Costs US$ ('000's)
	Year 1	Year 2	Total
Direct Costs
Site Preparation	0	0	0
Roads	0	0	0
Mine Development	5,034	6,986	12,020
Site Power & Water Supply	6,960	7,900	14,860
Buildings	0	0	0
Process Plant	0	3,619	3,619
Filter Plant	0	1,350	1,350
Dry Tailings Storage Facility	592	533	1,125
Total Direct Costs	12,586	20,388	32,974
Indirect Costs
Owner's Costs	0	200	200
Construction Camp	0	938	938
Engineering, Procurement, PM/CM	0	900	900
Total Indirect Costs	0	2,038	2,038
Sub-Total Direct + Indirect Costs	12,586	22,426	35,012
Contingency @ 12%	1,510	2,691	4,201
Total	14,096	25,117	39,213

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21.5	Total Capital Costs

The total capital costs for the project are shown in Table 21.19.

Table 21.19 Summary of Total Project Capital Costs

Item	Estimated Cost 750 tpd (US$'000's)	Estimated Cost 750 tpd to 1,500 tpd (US$'000's)	Total Estimated Cost (US$'000's)
Direct Costs
Site Preparation	$2,870	$0	$2,870
Roads	$4,015	$0	$4,015
Mine Development	$13,689	$12,020	$25,709
Site Power & Water Supply	$4,141	$14,860	$19,001
Buildings	$1,909	$0	$1,909
Process Plant	$25,382	$3,619	$29,001
Filter Plant	$3,143	$1,350	$4,493
Dry Tailings Storage Facility	$2,802	$1,125	$3,927
Total Direct Costs	$57,951	$32,974	$90,925
Indirect Costs
Owner's Costs	$1,690	$200	$1,890
Construction Camp	$1,893	$938	$2,831
Engineering, Procurement, PM/CM	$6,122	$900	$7,022
Total Indirect Costs	$9,705	$2,038	$11,743
Sub-Total Direct + Indirect Costs	$67,656	$35,012	$102,668
Contingency @ 12%	$8,119	$4,201	$12,320
Total	$75,775	$39,213	$114,988

21.6	Sustaining Capital Costs

The sustaining capital costs are the direct costs of mine development and dry tailings storage facility development from the start of 1,500 tpd operations to the end of the mine life.

Excluded from the sustaining capital costs are all costs incurred by Endeavour Silver that are related to the cost of operating and maintaining the mine and plant as detailed in Section 21.12 Operating Cost Estimates.

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The sustaining mine development costs are summarized in Table 21.20 .

Table 21.20 Sustaining Mine Development Costs

Item		Estimated Costs (US$'000's)
		Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Infrastructure	Communications	22	6	11	6	5	0	0	0
	Dewatering	18	0	0	0	0	0	0	0
	Electrical Infrastructure	84	27	0	0	0	0	0	0
	Surface Infrastructure	72	0	0	0	0	0	0	0
	Underground Infrastructure	43	19	0	0	0	0	0	0
	Ventilation	112	0	0	0	0	0	0	0
General	Equipment Mobilization	9	7	0	0		4	0	0
Leasing	Lease Costs (36mo term)	494	452	0	0	119	129	0	0
Indirects	Company Salaries	0	0	0	0	0	0	0	0
	Contractor Salaries	0	0	0	0	0	0	0	0
	Primary Vent (Power)	0	0	0	0	0	0	0	0
	Primary Pumping (Power)	0	0	0	0	0	0	0	0
Development	Lateral	4,208	2,355	2,496	2,696	2,170	2,171	0	0
	Vertical	405	160	190	168	109	118	0	0
Haulage	Combined	604	221	263	309	232	240	0	0
Total		6,071	3,247	2,960	3,179	2,635	2,662	0	0

The sustaining dry tailings storage facility costs are shown in Table 21.21

Table 21.21 Sustaining Dry Tailings Storage Facility Costs

Item		Total Estimated Costs (US$'000's)
	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Road on TSF Face Slope	39	39	39	39	39	39	39	19
Filtered Tailings Haulage, Placement, & Compact	532	532	532	530	456	448	448	221
Pond Platform Construction	0	0	0	0	0	0	0	0
Pump Stations	12	12	15	12	12	12	12	9
Ground Preparation	34	28	28	26	26	26	26	0
Starter Dam Construction	0	0	0	0	0	0	0	0
Non-Contact Water Management	85	364	60	52	52	357	27	9
Contact Water Management	20	56	14	13	0	0	0	0
Contact Water Pond System	0	0	0	0	0	0	0	0
Erosion Control	48	46	38	36	40	40	40	20
Instrumentation	0	0	70	0	60	60	60	60
Total	770	1,077	796	708	685	982	652	338

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21.7	Mine Closure Costs

When the mine shuts down, the plants and buildings will be dismantled and demolished. All waste will be taken to a disposal site and salvageable equipment and steel will be set aside for sale. No mining equipment was assumed to be salvageable. The salvage value of the process and filter plant was compared to the actual salvage costs obtained by two separate mining companies in 2015 for process plants similar to Terronera.

All the plant and tailings areas will then be treated as per the closure and reclamation plan described in Section 20.

The estimated capital costs of closing the mine are summarized in Table 21.22.

Table 21.22 Mine Closure Costs

Description	Estimated Cost US$ ('000's)
Reclamation of TSF + Storage Areas + Plant Area + Roads	2,250
Dismantling & Demolition of Plants	800
Salvage Value (40% of Process, Mechanical, & Electrical Equipment)	(7,226)
Total Closure Costs	(4,176)

The mine closure costs are included in the economic analysis described in Section 22.

21.8	Operating Cost Estimates

21.8.1	Power Costs

The operating costs for all facilities include the cost of power which is a function of the power demand and the unit cost of electricity. The power demand is a product of the total installed kW capacity and load factor for each area of the mine, plants, and other facilities.The power demand for the three major areas of the project is shown in Table 21.23 .

Table 21.23 Power Demand

Area	Power Demand (kW)
	750tpd	1,500tpd
Mine	2,056	2,587
Process & Filter Plants	2,268	3,788
All Other Facilities	300	400
Total	4,624	6,775

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The unit costs of electrical power used in the operating cost estimates were $0.206/kWh for gas-fired power for the 750 tpd plant and $0.09/kWh for power supplied by CFE for the 1,500 tpd plant.

21.8.2	Mine Operating Costs

Total operating costs for exploiting the Terronera and La Luz Deposits are estimated at $216.7 million from the start of production (Q1, YR1) to the end of mine life as shown in Table 21.24.

Table 21.24 Mine Operating Costs

Item		Estimated Cost US$ ('000's)
		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Total
Development	Lateral	947	1,066	1,099	1,051	1,218	1,210	946	946	926	926	10,335
Mining	Production	8,517	7,662	12,197	16,396	15,116	13,926	12,830	13,740	9,194	1,821	111,399
Haulage	Combined	2,140	2,110	3,066	3,958	4,003	3,929	4,012	4,802	3,830	1,558	33,408
Leasing	Lease Costs	5,433	6,061	3,842	2,539	1,910	909	240	504	504	265	22,207
Indirects	Company Salaries	1,106	1,363	1,739	1,738	1,738	1,739	1,739	1,739	1,739	725	15,365
	Contractor Salaries	1,448	1,598	1,800	2,043	2,043	1,935	1,935	1,827	1,557	479	16,665
	Primary Vent (Power)	580	689	899	899	841	783	725	464	464	145	6,489
	Primary Pumping (Power)	158	173	63	64	64	64	63	63	57	41	810
Total		20,329	20,722	24,705	28,688	26,933	24,495	22,490	24,085	18,271	5,960	216,678

A breakdown of the operating costs by deposit can be seen in Table 21.25. It should be noted that due to the significant discrepancy in size between the Terronera and La Luz Deposits, some cost assignments to La Luz (specifically equipment leasing) have exaggerated impacts on its cost per tonne.

The equipment fleet is generally shared between Terronera and La Luz. The equipment assigned originally to La Luz would almost all be required at Terronera regardless to sustain its production, therefore it would be equally appropriate to have assigned the costs at Terronera instead. As a result, the lease costs at La Luz appear to be significantly higher than at Terronera, shown in Table 21.10. However, the lease costs are more appropriately viewed as a combined lease cost per tonne, as shown in Table 21.25.

Table 21.25 Mine Operating Costs at Terronera and La Luz

Deposit	Item	LOM Cost ($‘000’s)	Cost per LOM Ore Tonne ($/t)
Terronera (4,559,000 t LOM Ore)	Lateral Development	9,197	2.02
	Production	100,932	22.14
	Haulage	32,196	7.06
	Equipment Leasing	19,543	4.29

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Deposit	Item	LOM Cost ($‘000’s)	Cost per LOM Ore Tonne ($/t)
	Indirect Costs	37,882	8.31
	Total	199,750	44.27
La Luz (142,000 t LOM Ore)	Lateral Development	1,220	8.59
	Production	8,806	62.02
	Haulage	1,297	9.14
	Equipment Leasing	3,471	24.45
	Indirect Costs	1,915	13.49
	Total	16,708	117.69
Subtotal (4,701,000 t LOM Ore)	Lateral Development	10,417	2.22
	Production	111,811	23.78
	Haulage	33,493	7.12
	Equipment Leasing	23,013	4.90
	Indirect Costs	40,017	8.51
Total		216,678	46.08

21.8.3	Process and Filter Plant Operating Costs

The operating costs for the process and filter plants are based on Endeavour Silver’s operating costs at its three similar-sized process plants and one filter plant in Mexico. The current unit costs for labour, materials, consumables, and maintenance from these operations together with estimates of the quantities of labour, reagents, power, and consumables required for Terronera were used to estimate the operating costs. The total process and filter plants operating costs for 750 tpd and 1,500 tpd operations are summarized in Table 21.26.

Table 21.26 Process & Filter Plants Operating Costs

Description	Annual Cost using Generators 750 tpd	Annual Cost using CFE Power 1,500 tpd
Labor	$1,874,000	$1,914,000
Reagents	$632,500	$1,138,240
Steel Consumption	$397,250	$698,161
Electric Power	$4,422,600	$2,862,877
Parts and Services	$431,400	$555,884
Water Supply	$123,750	$170,551
Total	$7,881,500	$7,339,713
Annual Milled Tonnes	275,000t	550,000t
Total Operating Costs	$28.7/t	$13.3/t

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21.8.4	G&A Operating Costs

At Endeavour Silver’s other operations in Mexico, General and Administration (“G&A”) costs include the following services: Warehousing, Purchasing, Environmental, Human Resources, Camp, Security, Information Technology, Accounting, Administration, Community Relations, Legal, and Safety.

The G&A services and staffing required at Terronera for both the 750 tpd and 1,500 tpd operations were prepared with input from Endeavour Silver.

Using salaries and costs from Endeavour Silver’s other operations in Mexico, the total annual cost at 750 tpd was estimated to be $3.03 million which equals $11.00 per tonne. When the throughput is expanded to 1,500 tpd, the total annual costs rise to $4.40 million and the unit costs drop to $8.00 per tonne.

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22	ECONOMIC ANALYSIS

22.1	Introduction

An economic analysis utilizing after-tax discounted cash flow modeling was prepared for the base case mine plan, processing a total of 4.7 million tonnes of mined diluted resource material in a nominal 750 tpd plant for Year 1 and Year 2, and ramping up to 1,500 tpd by Year 3 allowing for normal process plant maintenance and availability. The forecast operating mine life is 9.5 years following an 18 month period of pre-production capital investment, construction, and mine development. The Discounted Cash Flow (DCF) analysis is only an approximation of value as exact cash flow is highly dependent on multiple variables such as commodity prices, operating costs, foreign exchange, tax laws and other complex factors that can only be calculated during operations.

Sensitivity analyses were performed for variations in commodity prices, operating costs, and initial capital costs to determine how each variable impacts valuation.

This Technical Report contains forward-looking projected mine production rates, development schedules, and estimates of future cash flows. The anticipated process plant head grades and metal recoveries are derived from industry standard sampling and testing programs that is expected to be representative of actual mining operations. Numerous other factors such as permitting, construction delays, and availability of mining equipment may result in timing and scheduling differences from those presented in the economic analysis. The economic analysis has been run on a constant dollar basis with no inflation factor. The economic cash flow model is available in Figure 22.3.

Figure 22.1 shows the annual production profile in silver equivalent ounces and silver equivalent grades. Peak production occurs in Year 6 with 6.8 million ounces of silver equivalent, while the LOM average is 4.9 million ounces of silver equivalent per year.

Figure 22.1 Production Profile

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22.2	Technical and Financial Assumptions

Silver and gold recoveries to a bulk flotation precious metal concentrate are projected to be 84.6% silver and 80.4% gold based on metallurgical test work with a target grind of 80% passing 150 mesh as detailed in Section 13.0 and the recovery methods described in Section 17.0. Smelter payable amounts are estimated at 97.5% for both silver and gold in concentrate. Payable rates are based on current concentrate sales contracts agreed to at Endeavour Silver’s Bolañitos and El Cubo Mines.

The average mine operating costs over the LOM are estimated to be $78.30 per tonne. This estimate is based on: the mining method and LOM production schedule shown in Section 16.0; productivities and quantities estimated by P&E; and unit costs provided by P&E and Endeavour Silver.

The operating costs for the process and filter plants are based on Endeavour Silver’s operating costs at its three similar-sized process plants and one filter plant in Mexico. The current unit costs for labour, material, consumables, and maintenance from these operations together with estimates of the quantities of labour, reagents, power, and consumables required for Terronera were used to estimate the operating costs. The electrical kWh costs were provided by CFE.

The G&A services and staffing required at Terronera for both a 750 tpd and 1,500 tpd operation were prepared with input from Endeavour Silver using salaries and costs from similar operations in Mexico. The total annual cost at 750 tpd was estimated to be $2.97 million which equals $11.00 per tonne. When the throughput is expanded to 1,500 tpd, the total annual costs rise to $4.40 million and the unit cost drops to $8.00 per tonne.

Royalties are calculated directly from the estimated gross revenues, based on application of the Extraordinary Mining Duty on Gold, Silver and Platinum as a 0.5% net smelter royalty (NSR), payable to the Mexican government and a 2% NSR payable to Grupo Mexico, the previous owner of the Terronera Property.

Working capital was calculated on an annual basis under the following assumptions: accounts receivable are received after 30 days, accounts payable are paid after 45 days, a 30 day turnover for supply inventory and ore inventory, and Value Added Tax (VAT or IVA) is refunded after 90 days. All working capital is recaptured at the end of the mine life with a net free cash flow impact of $0.

A summary of the financial and technical assumptions used in the Base Case analysis are presented in Table 22.1.

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Table 22.1 Base Case Financial & Technical Assumptions

Financial	Notes
Corporate Tax Rate	30.0%	After allowable deductions
Mining Special Duty Tax Rate	7.5%	Applied to EBITDA, deductible against corporate tax
Government Royalty	0.5%	NSR on gross revenues after smelter charges
Discount Rate	5.0%	For NPV calculation
PESOS:USD FX Rate	20	Approximate average Q2 2018
Silver Price, $/oz	$17.00	Constant, LOM
Gold Price, $/oz	$1,275	Constant, LOM
Property NSR Royalty	2.0%	Payable to original property owner
Technical	Notes
Silver Recovery to Con %	84.6%	Forecast from detailed metallurgical tests
Gold Recovery to Con %	80.4%	Forecast from detailed metallurgical tests
Con Silver Payable %	97.5%	Based on current contracts
Con Silver Payable %	97.5%	Based on current contracts
Mining Cost per Tonne	$46.08	Applicable to stoped ore
Processing Cost per Tonne	$19.58	On-site processing, including treatment and refining charges
G&A Costs per Tonne	$8.40	On-site G&A

22.3	Economic Analysis Summary

The cash flow model after-tax financial results are summarized in Table 22.2.

Table 22.2 Summary of After-Tax Economic Analysis

Mine Plan Tonnage	(kt)	4,702
Silver Grade	(g/t)	224
Gold Grade	(g/t)	2.26
Mill Capacity, Years 1 & 2	(kt/a)	274
Mill Capacity, Years 3+	(kt/a)	548
Mine Life	(yr)	9.5
Payable Silver, LOM	(koz)	27,886
Payable Gold, LOM	(koz)	268.0
Gross Revenue, LOM	$(000s)	$815,813
Operating Costs, LOM	$(000s)	$368,147
Initial Capital Expenditures	$(000s)	$75,775
Phase 2 Growth Capital Expenditures	$(000s)	$39,213

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Sustaining Capital Expenditures	$(000s)	$25,757
Total LOM Project Capital	$(000s)	$140,745
Total Taxes Paid	$(000s)	$113,738
After-Tax Net Cash Flow, LOM	$(000s)	$193,183
LOM Operating Cost per Tonne		$$78.30
Cash Cost per oz Payable Silver, net of Gold By-product		$$0.15
After-Tax NPV, 5% Discount	$(000s)	$117,818
After-Tax Internal IRR	(%)	23.5%
After-Tax Payback Period	(yr)	5.4

22.4	Cash Flows

The projected pre-tax, after-tax and cumulative after-tax cash flows are presented in Figure 22.2 and a more complete year by year summary is presented in Table 22.3.

For the purposes of calculating the after-tax Net Present Value (NPV), a discount rate of 5% is used, applied at the midpoint of each year of the project, commencing in the first pre-production year of capital investment. Table 22.3 displays the discount factors applied through the life of the project.

Figure 22.2 After-Tax Annual and Cumulative Cash Flow

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Table 22.3 Discounted After-Tax Cash Flow Model

Terronera		Total LOM	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Production			-1	0	1	2	3	4	5	6	7	8	9	10	11
Stoping Tonnes	(kt)	5,888		9	91	433	567	657	660	668	676	652	652	577	246
Beginning Tonnes	(kt)	4,701		4,701	4,701	4,686	4,416	4,068	3,518	2,968	2,418	1,868	1,318	768	218
Tonnes Processed	(kt)	4,702	-	-	15	270	348	550	550	550	550	550	550	550	219
Ending Tonnes	(kt)		-	4,701	4,686	4,416	4,068	3,518	2,968	2,418	1,868	1,318	768	218	(1)

Silver Grade	(g/t)	224		-	230	171	156	168	212	292	259	252	245	231	161
Silver Recovery	(%)	84.6%		84.6%	84.6%	84.6%	84.6%	84.6%	84.6%	84.6%	84.6%	84.6%	84.6%	84.6%	84.6%
Payable Silver	(koz)	27,886		-	91	1,223	1,441	2,449	3,094	4,255	3,784	3,673	3,569	3,371	936
Annual average		2,971
Gold Grade	(g/t)	2.26		-	2.60	2.85	3.02	2.40	2.50	2.30	2.30	2.10	1.60	1.80	2.40
Gold Recovery	(%)	80.4%		80.4%	80.4%	80.4%	80.4%	80.4%	80.4%	80.4%	80.4%	80.4%	80.4%	80.4%	80.4%
Payable Gold	(koz)	268.0	-	-	1.0	19.4	26.5	33.3	34.7	31.9	31.9	29.1	22.2	25.0	13.2

Revenue
Silver Price	($/oz)	$17.00		$17.00	$17.00	$17.00	$17.00	$17.00	$17.00	$17.00	$17.00	$17.00	$17.00	$17.00	$17.00
Gold Price	($/oz)	$1,275		$1,275	$1,275	$1,275	$1,275	$1,275	$1,275	$1,275	$1,275	$1,275	$1,275	$1,275	$1,275

Silver Revenue	($000s)	$474,058		-	$1,553	$20,798	$24,505	$41,632	$52,592	$72,329	$64,320	$62,436	$60,675	$57,303	$15,916
Gold Revenue	($000s)	$341,755		-	$1,253	$24,743	$33,766	$42,417	$44,184	$40,649	$40,649	$37,114	$28,278	$31,812	$16,890
Total	($000s)	$815,813	-	-	$2,806	$45,541	$58,271	$84,049	$96,776	$112,978	$104,969	$99,550	$88,953	$89,115	$32,805

Costs
Total Costs	($000s)	$368,147	-	-	$731	$33,371	$36,165	$40,934	$45,236	$43,886	$41,247	$39,107	$40,437	$34,627	$12,406
Gold By-Product Credit	($000s)	($341,755)	-	-	($1,253)	($24,743)	($33,766)	($42,417)	($44,184)	($40,649)	($40,649)	($37,114)	($28,278)	($31,812)	($16,890)
Total Cash Costs net of gold credits	($000s)	$26,392	-	-	($522)	$8,628	$2,399	($1,482)	$1,052	$3,236	$598	$1,992	$12,159	$2,815	($4,484)
Cash Costs Payable Ag (Net By Products)	($/oz)	$0.15			($6.45)	$6.06	$0.58	($1.62)	($0.46)	$0.18	($0.50)	($0.13)	$2.71	$0.10	($5.84)

Cash Flow
Pre-Tax Operating Cash Flow (EBITDA)	($000s)	$447,666	-	-	$2,074	$12,170	$22,106	$43,114	$51,540	$69,093	$63,722	$60,443	$48,516	$54,488	$20,399
Less Depreciation	($000s)	$144,630	-	-	$32	$4,364	$6,736	$14,042	$15,240	$16,137	$17,094	$18,376	$19,927	$22,850	$9,832
Earnings before Taxes	($000s)	$303,036	-	-	$2,043	$7,805	$15,370	$29,072	$36,301	$52,956	$46,628	$42,068	$28,589	$31,638	$10,567

Corporate Taxes	($000s)	$89,092	-	-	-	-	-	$283	$11,396	$16,819	$15,155	$14,329	$10,745	$15,121	$5,243
Mining Taxes	($000s)	$24,646	-	-	-	-	$412	$2,032	$2,849	$4,205	$3,789	$3,582	$2,686	$3,780	$1,311
Total Taxes	($000s)	$113,738	-	-	-	-	$412	$2,315	$14,245	$21,024	$18,943	$17,911	$13,432	$18,902	$6,554
Net Earnings	($000s)	$189,298	-	-	$2,043	$7,805	$14,958	$26,757	$22,055	$31,932	$27,685	$24,156	$15,157	$12,736	$4,013
Add back depreciation	($000s)	$144,630	-	-	$32	$4,364	$6,736	$14,042	$15,240	$16,137	$17,094	$18,376	$19,927	$22,850	$9,832
Less Capex	($000s)	($140,745)	-	($9,943)	($65,831)	($14,096)	($25,117)	($7,662)	($4,843)	($4,207)	($4,353)	($3,718)	($4,081)	($730)	$3,838
Add/deduct Change in Net Working Capital	($000s)		-	$678	$3,631	($4,875)	($109)	($2,993)	($953)	($1,465)	$493	$260	$984	($628)	$4,976
Free Cash Flow	($000s)	$193,183	-	($9,265)	($60,126)	($6,801)	($3,532)	$30,144	$31,499	$42,398	$40,919	$39,074	$31,987	$34,229	$22,659
Cumulative Free cash Flow	($000s)		-	($9,265)	($69,391)	($76,193)	($79,725)	($49,581)	($18,082)	$24,316	$65,235	$104,308	$136,295	$170,524	$193,183

Discounted Free Cash Flow	($000s)	$115,777	-	($9,265)	($57,263)	($6,169)	($3,051)	$24,800	$24,680	$31,638	$29,080	$26,447	$20,619	$21,013	$13,248

XNPV	($000s)	$117,818
XIRR (After-Tax)		23.5%
Payback period (yrs)		5.4

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22.5	Taxes and Tax Treatment

The Mexico tax policies include a royalty on gross revenues, after smelter deductions, of 0.5% applied to precious metal mines (gold, silver and platinum). Additionally there is a Special Mining Duty of 7.5% levied on earnings before income tax and depreciation allowance. Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation and loss carry-forwards. The Special Mining Duty and royalties are also deductible for the purpose of calculating corporate income tax.

The financial model for the Terronera PFS incorporates these taxes in the cash flow model in computing the after-tax cash flow amounts, NPV and IRR. The financial model is constructed on a 100% equity basis.

22.6	Sensitivity Analysis

The after-tax cash flow model net present value (at 5% discount) and IRR were determined after varying the base case model values for metal prices, operating costs and initial capital costs to determine the project economic sensitivity to these key parameters. In each case, the other project and model assumptions were kept constant. Sensitivity analysis results are summarized in Table 22.4 and Figure 22.3 below. Variances were run at ±10% and ±20% from the base case.

As is typical of high-grade underground mines, results show that the project NPV and internal IRR are most directly sensitive to changes in metal prices, and almost equally so to operating costs. Variance in the initial capital has much less impact on the NPV and IRR.

Table 22.4 Base Case After-Tax NPV and IRR Sensitivities

Variance	Operating Costs			Initial Capital			Metal Prices
	NPV (5%) ($million)	IRR	Payback (yrs)	NPV (5%) ($million)	IRR	Payback (yrs)	NPV (5%) ($million)	IRR	Payback (yrs)
-20%	148.9	28.1%	5.0	132.5	28.6%	5.1	33.8	10.6%	7.2
-10%	133.4	25.8%	5.2	125.2	25.8%	5.2	76.1	17.3%	6.1
Base Case	117.8	23.5%	5.4	117.8	23.5%	5.4	117.8	23.5%	5.4
10%	99.7	20.6%	5.7	110.5	21.4%	5.6	154.7	28.4%	5.0
20%	81.3	17.7%	6.1	103.1	19.5%	5.8	191.6	33.2%	4.6

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Figure 22.3 After-Tax NPV Sensitivity Graph

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23	ADJACENT PROPERTIES

Minera Cimarron S.A. de C.V. (Minera Cimarron) is a small private mining company that operates the Quiteria Mine in the San Sebastián del Oeste area (Figure 23.1) . Approximately 70 ha of mining claims are owned by the Company. These 70 ha include some recently acquired claims in the Los Reyes area which lies in an adjacent canyon to the north. The company has done only some minor sampling in the abandoned workings in Los Reyes but anticipates that it could be a future source to supplement production.

Figure 23.1 Minera Cimarron’s Santa Quiteria Mine in the San Sebastián del Oeste Area

Minera Cimarron is currently doing development work by means of an inclined ramp from surface. Most of the material that is processed is from this development work and a small portion comes from shrinkage stoping. Minera Cimarron is also encountering some old workings at depth and along strike.

Drilling is done with jack-legs and mucking and hauling are done mainly with 2 and 3.5 yd3 LHDs. Ore grades are reportedly approximately 275 g/t silver and 0.4 g/t gold. The company is currently processing about 300 tpd with 70% recovery and this is done with the following equipment: 1 jaw crusher, 1 Symon’s 2 ft cone crusher, 1 Hardinge 8’ x 48” 200 HP ball mill, followed by a series of Wemco flotation cells. The concentrate is dewatered with an Eimco drum filter and shipping on average, 25 t of concentrates to the Peñoles smelter in Torreón, Coahuila per month.

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Future plans for the mine include further development toward the northwest on the vein structure, the continuation of an existing adit to shorten hauling distances, driving a new adit to access the vein structure at greater depth and, possibly, diamond drilling below the current levels to establish new resources.

Installations include an assay laboratory, a small repair shop for vehicles and diesel equipment, and a warehouse for parts and materials. The mine currently has about 35 workers. Most of the operating personnel come from Santiago de los Pinos which is 4 km away. More qualified employees come from mining districts throughout Mexico.

Accounting and purchasing are done in administrative offices in Guadalajara. The mine has several rented houses in the small towns of Santiago de los Pinos and Minera Cimarron for its supervisors.

Also in the Municipality of San Sebastián del Oeste is the 5,080-ha Guijoso Property. It is located about 25 km northeast of San Sebastián del Oeste and approximately 5 km south of the town of San Felipe de Hijar. Intermittent small scale exploitation of veins has occurred in San Felipe de Hijar, similar to that in the San Sebastián del Oeste area.

The Guijoso Property is also located within the same belt of low sulphidation epithermal deposits which hosts the San Sebastián Veins. All mineralization at the Guijoso Project is associated with pervasive, vein and stockwork silicification and adjacent argillic alteration within rhyolite tuffs. Silicification has been recognized over an area approximately 6 km in length by 1.5 km in width.

23.1	Comments on Section 23

The QP has not verified the information regarding adjacent properties and has not visited or audited them. The values and the information on adjacent properties presented do not have any direct bearing on the Terronera Project and the reader should not infer or assume that the Terronera Project will have similar results.

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24	OTHER RELEVANT DATA AND INFORMATION

24.1	Project Execution Plan

The project execution plan assumed for Terronera is based on a contracting approach that Endeavour Silver used successfully on its Bolanitos, El Cubo, and El Compas Projects. The methodology of this proven approach is as follows:

•	Endeavour Silver appoints an overall Project Manager to oversee the entire project
•	Endeavour Silver appoints a procurement team for the project
•

Endeavour Silver engages an Owner’s Engineer (OE) to supplement Endeavour Silver‘s project team in monitoring and controlling the engineering, procurement, and construction of the project. The OE also assists Endeavour Silver’s project team in providing overall project management; monitoring and controlling the overall project schedule; planning, organizing, monitoring and controlling commissioning and handover; and implementing a site safety program

•	Endeavour Silver purchases directly all major process and filter plant equipment and all mobile equipment
•	Endeavour Silver leases all the major mining equipment
•	Endeavour Silver contracts with a qualified mining contractor to develop and operate the mine
•	Endeavour Silver contracts directly with a qualified engineering company to engineer the dry tailings storage facility
•	Endeavour Silver negotiates a single lump sum price contract with a qualified local contractor to engineer, procure, and construct (EPC) the process and filter plants
•	Local contractors bid competitively on all other packages of work: earthworks; roads; buildings; water supply; and other site infrastructure
•	Endeavour Silver arranges the supply of electrical power to site with CFE including the construction of a new 115kV transmission line and main substation
•	Endeavour Silver employs and trains an operating and supervisory labour force for the mine, process and filter plants, and other project facilities in time for plant commissioning

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24.2	Development Schedule

A Terronera Development Schedule based on the contracting approach, estimated approval times, key interfaces, equipment delivery times, and established productivities is shown in Figure 24.1.

The overall duration of the project from project go-ahead to start of 750 tpd operations is 16 months. The 1,500 tpd operations start two years later.

Figure 24.1 Terronera Development Schedule

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25	INTERPRETATION AND CONCLUSIONS

25.1	Interpretation

The results of a Preliminary Feasibility Study for a mining project depend on the following:

25.1.1	Size and Quality of the Deposit

The total life-of-mine production from the Terronera Deposit is expected to be 33.8 million oz silver and 341.9 koz gold.

The initial production rate of 750 tpd will expand to 1,500 tpd in Year 3. Over the 9.4 year mine life the plant will process 4.7 million tonnes grading 224 g/t silver and 2.26 g/t gold. The process plant will recover 84.6% of the silver and 80.4% of the gold.

25.1.2	Mining Methods

The principal cut-and-fill mining method planned in the study is used by Endeavour Silver in its current mining operations. The planned 28,763 m of total life-of-mine (LOM) mine lateral development uses trackless underground equipment similar to equipment now operated by Endeavour Silver.

25.1.3	Metallurgical Testing

A comprehensive metallurgical study assessed the impact of precious metal grade and grind size upon flotation recovery. In addition, the characteristics of the flotation concentrate produced were evaluated with respect to precious metal and impurities content. Other studies conducted were: Comminution Study; Solid–Liquid Separation Study; Evaluation of Differential Flotation of Copper-Lead-Zinc Mineralization; High Pressure Grinding Rolls (HPGR) testing; and Mineralogical Examination (Quemscan & petrographic analysis).

25.1.4	Engineering

All the data verifying, Mineral Resource and Mineral Reserve estimating, and mining engineering provided by P&E was at a level suitable for a Preliminary Feasibility Study.

The basic engineering of the process and filter plants was carried out by PMICSA, the same Company that engineered and constructed the El Cubo process plant for Endeavour Silver, and preliminary engineering of the tailings facilities was carried out by Wood, an international consultant that engineers Endeavour Silver’s tailings operations at three of its mines in Mexico.

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25.1.5	Cost Estimates

All the capital and operating cost estimates were prepared by engineers and contractors with direct experience on Endeavour Silver’s recent capital projects and current operations in Mexico. Quotes were obtained for all major equipment. The mining capital costs were estimated by P&E supported by Endeavour Silver’s mining personnel. Quotes from a Mexican contract miner were used for the mining work to be contracted out. The TSF capital unit costs were estimated by Endeavour Silver’s mining personnel and then provided to Wood for extrapolation in accordance with estimated materials volumes.

The costs of installing a new 115kW transmission line to site were provided by CFE.

All operating costs were estimated using unit costs from Endeavour Silver’s three operations in Mexico and quantities applicable to Terronera.

Cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at its operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The cash cost per ounce of silver of US$0.15 places Terronera in the lower quartile of mining costs in Mexico. Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. Cash costs per ounce, is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies.

25.1.6	Project Risks

The Terronera Project involves neither the storage of wet tailings nor the leaching process and has no design or operational features which require environmental treatment atypical for milled-flotation and filtered tailings storage facilities in Mexico. This limits project environmental risk to that which is typical for this process and tailings storage methodology.

All the process equipment specified for Terronera is proven, reliable equipment similar to equipment that Endeavour Silver uses on its four existing plants thus removing risks associated with new process technologies.

All the mining equipment and mining methods specified for Terronera are similar to equipment and methods that Endeavour Silver uses on its four existing plants thus reducing the mining risks.

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The same project delivery system and contracting approach used successfully by Endeavour Silver on its Bolanitos, El Cubo, and El Compas Projects will reduce the risk of project cost overruns and delays.

25.1.7	Metal Prices

Given historical and current prices the base case prices assumed for silver ($17/oz) and gold ($1,275/oz) are acceptable. Increases and decreases in the base case prices and their impact on the project key indicators were examined as part of the sensitivity analysis.

25.2	Conclusions

This Technical Report contains forward-looking projected mine production rates, development schedules, and estimates of future cash flows that involve known and unknown risks, uncertainties, and other factors that may affect the actual results. These forward-looking projections, however, are based on assumptions the QPs believe are reasonable.

The QPs conclude that the economic analysis of the Terronera Project is based on sound inputs and cost estimates that significantly reduce certain risks of the project and provide a reliable basis for quantifying the key financial indicators of the project and for examining the project’s most critical sensitivities.

The Terronera Project key financial indicators for the base case are as follows:

•	After-tax rate of return 23.5%
•	Project payback period 5.4 years
•	After-Tax Net Present Value (5% discount) of $117,818

These key indicators describe a project whose base case is financially profitable and which has considerable upside potential should metal prices improve or operating costs decrease.

The main downside risks are that metal prices will decrease or operating costs will increase.

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26	RECOMMENDATIONS

26.1	Mineral Resources and Reserves

Continue drilling nearby mineralized bodies to extend the mine life.

26.2	Mineral Processing and Metallurgical Testing

Investigate the inclusion of an HPGR crusher as the tertiary crusher to give the lowest energy requirement for size reduction. Estimated cost $25,000.

Investigate the flotation of a bulk concentrate at a coarse grind using Hydrofloat to increase recoveries, provide savings in grinding, and enhance the stability of the TSF. Estimated cost $45,000.

Higher grade zones should be analyzed for metallic gold and silver content to address the possibility of the presence of coarse precious metal.

Evaluate ore sorting techniques to upgrade the process plant feed. Estimated cost $5,000.

Optimize the grinding circuit. Estimated cost $35,000.

26.3	Mining Methods

Future work should include more detailed analyses based on additional or updated data for the deposit in order to support the next stage of engineering. Additional data requirements include:

•	Creating a 3D lithological model. Estimated cost $25,000
•	Creating a 3D structural model. Estimated cost $25,000
•

The rock mass characteristics in the immediate vicinity of the crown pillar and to the east of the Arroyo Fault zone should be better defined during the next phase of design or during the early stages of mining. Estimated cost $75,000 plus drilling

•	Additional geomechanical logging should be completed to better define difference in structural trends around geomechanical drillhole KP16-02. Estimated cost $ 25,000
•

Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional

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•	Vibrating wire piezometers could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability. Estimated cost $150,000
•	The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis. Estimated cost $ 15,000

The geomechanical domain definition, stability analyses, recommendations, and groundwater inflow estimate should be updated to account for the results of the additional data inputs and any changes to underground mine plan. Any significant changes to the mine plan should be reviewed from a geomechanical perspective.

For preliminary ground support recommendations for cut and fill stopes, refer to Table 16.2 ‘Preliminary Ground Support Recommendations for Cut and Fill Stopes’.

26.4	Environmental

Wood recommends that, as the Terronera Project moves through its study and development process, timely applications that support the Proposed Schedule be submitted for all permits and approvals required in Mexico for mining developments as described in Section 20. Costs associated with these permits are included in the recommended budget referenced in the Section below.

26.5	Further Studies

Given the positive results of the Updated Preliminary Feasibility Study economic analysis, the QPs recommend that Endeavour Silver prepares a Feasibility Study for the Terronera Project.

The recommended budget to prepare a Feasibility Study is $1,200,000.

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27	REFERENCES

Lewis, W.J., Murahwi, C.Z., (2013), NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastian Project, Jalisco State, Mexico, by Micon International Limited for Endeavour Silver Corp., March 6, 2013, 128 p.

Munroe, M.J., (2014), NI 43-101 Technical Report on the Resource Estimates for the San Sebastian Project, Jalisco State, Mexico, by Michael J. Munroe for Endeavour Silver Corp., March 27, 2014, 140 p

Wood, Hidrologia e Hidraulica de Mexico, (2016), Reporte del Diseno del Deposito de Jales y de Tepetate Proyecto Terronera, Jalisco State, Mexico, for Endeavour Silver Corp., October 31, 2016.

PhotoSat (2016), Proyecto de Mapeo de Elevacion Por Satelite San Sebastian Project, Jalisco State, Mexico, by , PhotoSat Information Ltd., October, 2014.

Wood (2014 and 2016), Deterministic Seismic Hazard Assessment, Mina Terronera, New Tailings Facility, Jalisco State, Mexico, November, 2014, updated October, 2016.

Manifestacion de Impacto Ambiental Modalidad Particular (2013), Expolitacion Minera Proyecto Terronera, Ing. Joazura Gonzalez, Jalisco State, Mexico, for Endeavour Silver Corp and Minera Plata Adelante, December, 2013.

Modification of the Manifestacion de Impacto Ambiental Modalidad Particular (2017), Expolitacion Minera Proyecto Terronera, Ing. Roberto Trujillo, Jalisco State, Mexico, for Endeavour Silver Corp and Minera Plata Adelante, February, 2017.

Exploitacion Minera Terronera (2017), Estudio Tecnico Justificativo para Cambio de Uso de Suelos en Terrenos Forestales, Proyecto Terronera, Ing. Roberto Trujillo, Jalisco State, Mexico, for Endeavour Silver Corp and Minera Plata Adelante, February, 2017.

Costos Estandares de Construccion en las Minas Activas de Endeavour Silver (2017), Ing. Henry Cari, Gestor de Proyectos, Endeavour Silver, and Ing. Juan Manuel Leon de Geoingenieria, February and March, 2017.

SEMARNAT NORMAS #001 (1996), #141 (2003), and #157 (2009), and CONAGUA Delimitacion y Proteccion de Zonas Federales de Cauces y Cuerpos de Agua (1972) y Ley de Aguas Nacionales (1994).

Wood (2018), Optimized PFS Project Infrastructure and TSF Layout.

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28	CERTIFICATES

(next page)

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CERTIFICATE OF QUALIFIED PERSON
PETER J. SMITH, P.ENG.

I, Peter J. Smith, P. Eng., residing at 951 Beachview Drive, North Vancouver, BC V7G 1P8, do hereby certify that:

1.	I am an independent consultant and President of Smith Foster & Associates Inc.
2.

This certificate applies to the NI 43-101 Technical Report titled “NI 43 -101 and NI 43-101 F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of August 7, 2018.

3.	I graduated with a Bachelor’s Degree in Applied Science (Civil Engineering) from the University of British Columbia in 1968.
4.	I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of BC, registration number 12720.
5.	I have worked as a civil engineer, project manager, and senior engineering manager in Canada and internationally since graduation from university. My summarized career experience is as follows:

•	Engineer – Gruner AG Consulting Engineers	1970-1974
•	Site Project Engineer – Alusuisse Engineering	1974-1979
•	Project and Construction Manager – Swan Wooster Engineering Ltd	1969-1985
•	Engineer and Co- Owner – Watson Smith Consultants Ltd	1985-1986
•	Director, Engineering – Vancouver Port Corporation	1986-1995
•	Managing Director, Ports & Infrastructure, Simons Consulting Ltd	1995-2000
•	Senior VP, Industrial – UMA Engineering Ltd	2000-2006
•	Co-Owner & President – Axxent Engineering Ltd	2006-2012
•	Co-Owner & President – Smith Foster & Associates Inc	2012-Present

6.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and hereby certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101), and past relevant work experience on mining projects, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43- 101.

7.	I am the Qualified Person responsible for authoring Sections 2, 3, 4, 5, 6, 18, 19, 21, 22, 24, and 27 and co-authoring Sections 1, 25, and 26 of the Technical Report.
8.	I am independent of the issuer as independence is described in Section 1.5 of NI 43- 101.
9.	I visited the site of the project that is the subject of this Technical Report on September 11 & 12, 2014 and on November 10, 2016.
10.

I have had prior involvement with the Property that is the subject of this Technical Report with previous technical reports titled “NI 43- 101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” with an effective date of March 25, 2015 and “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017.

11.	I have read NI 43-101 including Form 43- 101F1 and the Technical Report. This Technical Report has been prepared in compliance therewith.
12.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: August 7, 2018
Signed Date: September 17, 2018

{SIGNED AND SEALED}
[Peter J. Smith]

______________________________
Peter J. Smith, P. Eng

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CERTIFICATE OF QUALIFIED PERSON
EUGENIO IASILLO, P.E.

I, Eugenio Iasillo, P. E., residing at 3370 W. Crestone Court Tucson, Arizona 85742 do hereby certify that:

1.	I am currently Principal of Process Engineering LLC, 3370 W. Crestone Court, Tucson, Arizona 85742
2.

Process Engineering LLC provides consulting services for mining project development and mineral processing plants design. Development of metallurgical data, data analysis and development of plant design criteria. Coordination of EPCM, plant commissioning and start up.

3.	Registrations:

•	Registered Professional Engineer - Arizona, U.S.
•	Arizona Certificate/Registration No. 28209
•	Chemical Engineering, Mexico
•	Professional Registration, CEDULA No. 486768

4.

This certificate applies to the NI 43-101 Technical Report titled “NI 43-101 and NI 43-101 F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of August 7, 2018.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43 -101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43- 101.

6.	I have visited the Property that is the subject of this report on September 11 & 12, 2014 and Nov 10, 2016
7.	I am the Qualified Person responsible for authoring Sections 13 and 17 and co- authoring Sections 1, 25, and 26 of the Technical Report.
8.	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101.
9.

I have had prior involvement with the Property that is the subject of this Technical Report with previous technical reports titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” with an effective date of March 25, 2015 and “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017.

10.	I have read NI 43-101 including Form 43-101F1 and the Technical Report. This Technical Report has been prepared in compliance therewith.
11.

At the Effective Date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: August 7, 2018
Signed Date: September 17, 2018

{SIGNED AND SEALED}
[Eugenio Iasillo]

__________________________
Eugenio Iasillo, P.E.

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CERTIFICATE OF QUALIFIED PERSON
EUGENE J. PURITCH, P.ENG., FEC

I, Eugene J. Puritch, P. Eng., FEC, CET residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1.	I am an independent mining consultant and President of P&E Mining Consultants Inc.
2.

This certificate applies to the NI 43-101 Technical Report titled “NI 43-101 and NI 43-101 F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of August 7, 2018.

3.

I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency. I am a mining consultant currently licensed by Professional Engineers and Geoscientists New Brunswick (License No. 4778), Professional Engineers, Geoscientists Newfoundland & Labrador (License No. 5998), Association of Professional Engineers and Geoscientists Saskatchewan (License No. 16216), Ontario Association of Certified Engineering Technicians and Technologists (License No. 45252) the Professional Engineers of Ontario (License No. 100014010) and Association of Professional Engineers and Geoscientists of British Columbia (License No. 42912). I am also a member of the National Canadian Institute of Mining and Metallurgy.

4.

I have read the definition of “Qualified Person” set out in National Instrument 43 -101 (“NI 43- 101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43- 101.

5.	I have practiced my profession continuously since 1978. My summarized career experience is as follows:

•	Mining Technologist - H.B.M.& S. and Inco Ltd.	1978-1980
•	Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd.	1981-1983
•	Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine	1984-1986
•	Self-Employed Mining Consultant – Timmins Area	1987-1988
•	Mine Designer/Resource Estimator – Dynatec/CMD/Bharti	1989-1995
•	Self-Employed Mining Consultant/Resource-Reserve Estimator	1995-2004
•	President – P&E Mining Consultants Inc.	2004-Present

6.	I have visited the Property that is the subject of this report on September 11, 2014.
7.	I am the Qualified Person responsible for authoring Section 15 and co-authoring Sections 1, 4, 14, 16, 25, and 26 of the Technical Report.
8.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.
9.

I have had prior involvement with the Property that is the subject of this Technical Report with previous technical reports titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” with an effective date of March 25, 2015 and “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017

10.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.
11.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date August 7, 2018
Signing Date: September 17, 2018

{SIGNED AND SEALED}
[Eugene J. Puritch]
________________________
Eugene J. Puritch, P.Eng., FEC, CET

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CERTIFICATE OF QUALIFIED PERSON
DAVID BURGA, P.GEO.

I, David Burga, P. Geo., residing at 3884 Freeman Terrace, Mississauga, Ontario, do hereby certify that:

1.	I am an independent geological consultant contracted by P & E Mining Consultants Inc.
2.

This certificate applies to the NI 43-101 Technical Report titled “NI 43-101 and NI 43-101 F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of August 7, 2018.

3.

I am a graduate of the University of Toronto with a Bachelor of Science degree in Geological Sciences (1997). I have worked as a geologist for 20 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Association of Professional Geoscientists of Ontario (License No 1836).

4.

I have read the definition of “Qualified Person” set out in National Instrument 43 -101 (“NI 43- 101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43- 101.

5.	My relevant experience for the purpose of the Technical Report is:

•	Exploration Geologist, Cameco Gold	1997-1998
•	Field Geophysicist, Quantec Geoscience	1998-1999
•	Geological Consultant, Andeburg Consulting Ltd.	1999-2003
•	Geologist, Aeon Egmond Ltd.	2003-2005
•	Project Manager, Jacques Whitford	2005- 2008
•	Exploration Manager – Chile, Red Metal Resources	2008-2009
•	Consulting Geologist	2009-Present

6.	I have visited the Property that is the subject of this Technical Report on September 11, 2014, October 7, 2014, June 14, 2016, and January 9, 2018.
7.	I am the Qualified Person responsible for authoring Sections 7 to 12 and 23 and co-authoring Sections 1, 4, 25, and 26 of the Technical Report.
8.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.
9.

I have had prior involvement with the Property that is the subject of this Technical Report with previous technical reports titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” with an effective date of March 25, 2015 and “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017.

10.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.
11.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date August 7, 2018
Signing Date: September 17, 2018

{SIGNED AND SEALED}
[David Burga]

_________________
David Burga, P.Geo.

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CERTIFICATE OF QUALIFIED PERSON
YUNGANG WU, P.GEO.

I, Yungang Wu, P. Geo., residing at 3246 Preserve Drive, Oakville, Ontario, L6M 0X3, do hereby certify that:

1.	I am an independent consulting geologist contracted by P&E Mining Consultants Inc.
2.

This certificate applies to the NI 43-101 Technical Report titled “NI 43-101 and NI 43-101 F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of August 7, 2018.

3.

I am a graduate of Jilin University, China with a Master Degree in Mineral Deposits (1992). I am a geological consultant and a registered practising member of the Association of Professional Geoscientist of Ontario (Registration No. 1681). I am also a member of the Ontario Prospectors Association.

4.

I have read the definition of “Qualified Person” set out in National Instrument 43 -101 (“NI 43- 101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43- 101.

5.	My relevant experience for the purpose of the Technical Report is:

•	Geologist – Geology and Mineral Bureau, Liaoning Province, China	1992-1993
•	Sr Geologist, Committee of Mineral Resources & Reserves of Liaoning, China	1993-1998
•	VP – Institute of Mineral Resources and Land Planning, Liaoning, China	1998-2001
•	Project Geologist – Exploration Division, De Beers Canada	2003-2009
•	Mine Geologist – Victor Diamond Mine, De Beers Canada	2009-2011
•	Resource Geologist – Coffey Mining Canada	2011-2012
•	Consulting Geologist Present

6.	I have not visited the Property that is the subject of this Technical Report.
7.	I am the Qualified Person responsible for co-authoring Sections 1, 14, 25, and 26 of the Technical Report.
8.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.
9.

I have had prior involvement with the Property that is the subject of this Technical Report with a previous technical report titled “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017.

10.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.
11.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date August 7, 2018
Signing Date: September 17, 2018

{SIGNED AND SEALED}
[Yungang Wu]

____________________
Yungang Wu, P.Geo.

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CERTIFICATE OF QUALIFIED PERSON
BENJAMIN D. PEACOCK, P.ENG.

I, Benjamin D. Peacock, P. Eng., residing at 280 Ross Drive, North Bay, Ontario, P1A 0C3, do hereby certify that:

1.	I am a Senior Engineer employed by Knight Piésold Ltd.
2.

This certificate applies to the NI 43-101 Technical Report titled “NI 43-101 and NI 43-101 F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of August 7, 2018.

3.

I am a graduate of the University of Waterloo, Waterloo, Ontario, Canada, in 2008 with a Bachelor of Science degree in Civil Engineering. I am registered as a Professional Engineer in the Province of Ontario (Reg. No. 100141409). I have been employed full-time by Knight Piesold Ltd. since 2008 providing geomechanical design support for underground and open pit mines and projects.

4.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43- 101.

5.	I have visited the Property that is the subject of this report from September 7 to 10, 2016 and from November 30 to December 3, 2016.
6.	I am the Qualified Person responsible for co-authoring Sections 1, 16, 25, and 26 of the Technical Report.
7.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.
8.

I have had prior involvement with the Property that is the subject of this Technical Report with a previous technical report titled “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017.

9.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.
10.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date August 7, 2018
Signing Date: September 17, 2018

{SIGNED AND SEALED}
[Benjamin D. Peacock]

________________________
Benjamin D. Peacock, P.Eng.

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CERTIFICATE OF QUALIFIED PERSON
HUMBERTO PRECIADO

I, Humberto F. Preciado, Ph.D., P.E., do hereby certify that:

1.	I am an employee of Wood Environment and Infrastructure Solutions, Inc., located at 2000 South Colorado Blvd., Denver, Colorado, 80222, USA.
2.

This certificate applies to the NI 43-101 Technical Report titled “NI 43-101 and NI 43-101 F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of August 07, 2018.

3.

I am a graduate of the University of British Columbia with a PhD in Civil Engineering. I have worked as a civil engineer for more than 20 years since obtaining my B.Sc. degree at Universidad Autonoma de Guadalajara in Mexico. I am a registered member in good standing of the Colorado State Board of Licensure for Professional Engineers under License #52648. I am also a member of the Society for Mining, Metallurgy & Exploration (SME).

4.

I have read the definition of “Qualified Person” set out in National Instrument 43 -101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43- 101.

5.	My relevant experience for the purpose of the Technical Report is as follows:

•	State Infrastructure Commission (CEI), Civil Engineer, Queretaro, Mexico, 1992 – 1999
•	University of British Columbia, Department of Civil Engineering, PhD Student & Research Assistant, Vancouver, Canada, 1999- 2005
•	Western Technologies Inc., Geotechnical Engineer/ Project Mgr, Phoenix, AZ, USA, 2005 - 2010
•	Western Technologies Inc., Director of Geotechnical Services, Phoenix, AZ, USA, 2010 - 2011
•	Amec Foster Wheeler Peru S.A., Geotechnical Department Manager, Lima, Perú, 2012 - May 2015
•	Amec Foster Wheeler, Senior Geotechnical Engineer, Denver CO, USA, June 2015 – March 2018
•	Wood, Senior Associate Geotechnical Engineer, Denver CO, USA, April 2018 - Present

6.	I have visited the Property that is the subject of this Technical Report on December 11 to 14, 2015.
7.	I am the Qualified Person responsible for authoring Section 20 and co-authoring Sections 1, 25, and 26 of the Technical Report.
8.	I am independent of the Issuer as independence is described in Section 1.5 of NI 43-101.
9.	I have had no prior involvement with the Property that is the subject of this Technical Report.
10.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.
11.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

Effective Date August 7, 2018
Signing Date: September 17, 2018

{SIGNED AND SEALED}
[Humberto Preciado]

_____________________________
Humberto Preciado, P.E.

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Appendices - Terronera Project Updated Mineral Resource Estimate & Updated Preliminary Feasibility Study

29	APPENDICES

Appendix A - Terronera Project Surface Drill Hole Plan

29.1	APPENDIX A Surface Drill Hole Plan

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
SECTION REFERENCE LINE
160 NW
150 NW
140 NW
130 NW
120 NW
110 NW
100 NW
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO SURFACE
FW
HW1
HW2
HW3
HW4
TRV
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
SURFACE DRILL PLAN
Scale 1:7,000
June 2018

Appendix A - Terronera Project Surface Drill Hole Plan

Appendix B - Terronera Project 3D Domains

29.2	APPENDIX B 3D Domains

Appendix B - Terronera Project 3D Domains

Appendix C - Terronera Project Log Normal Histograms

29.3	APPENDIX C Log Normal Histograms

Appendix C - Terronera Project Log Normal Histograms

Appendix C - Terronera Project Log Normal Histograms

Appendix C - Terronera Project Log Normal Histograms

Appendix C - Terronera Project Log Normal Histograms

Appendix D – Terronera Project Variograms

29.4	APPENDIX D Variograms

Appendix D – Terronera Project Variograms

Appendix D – Terronera Project Variograms

Appendix D – Terronera Project Variograms

Appendix D – Terronera Project Variograms

Appendix D – Terronera Project Variograms

Appendix E – Terronera Project Block Model Cross Sections & Plans

29.5	APPENDIX E AgEq Block Model Cross Sections & Plans

Appendix E – Terronera Project Block Model Cross Sections & Plans

Appendix E – Terronera Project Block Model Cross Sections & Plans

Appendix E – Terronera Project Block Model Cross Sections & Plans

Appendix E – Terronera Project Block Model Cross Sections & Plans

Appendix E – Terronera Project Block Model Cross Sections & Plans

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,600 EL
Scale 1:7,000
June 2018

Appendix E – Terronera Project Block Model Cross Sections & Plans

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
0
100
200
300
400
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,500 EL
Scale 1:7,000
June 2018

Appendix E – Terronera Project Block Model Cross Sections & Plans

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
0
100
200
300
400
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,400 EL
Scale 1:7,000
June 2018

Appendix E – Terronera Project Block Model Cross Sections & Plans

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
0
100
200
300
400
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,300 EL
Scale 1:7,000
June 2018

Appendix E – Terronera Project Block Model Cross Sections & Plans

1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
SURFACE
REFERENCE LINE
LL-06
LL-07
LL-32
LL-05
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS
PROJECTED TO SECTION
LALUZ
LLHW
0
25
50
75
100
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
AgEq BLOCK MODEL SECTION 1,150 W
Scale 1:2,000
June 2018

Appendix E – Terronera Project Block Model Cross Sections & Plans

1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
REFERENCE LINE
SURFACE
LL-34
LL-39
LL-38
LL-17
LL-41
LL-18
LL-19
0
25
50
75
100
METRES
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS PROJECTED TO SECTION
LALUZ
LLHW

P&E Mining Consultants Inc.

ENDEAVOUR SILVER CORP.

TERRONERA PROJECT - LA LUZ DEPOSIT

AgEq BLOCK MODEL SECTION 1,400 W

Scale 1:2,000 June 2018

Appendix E – Terronera Project Block Model Cross Sections & Plans

REFERENCE LINE
1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
SURFACE
LL-23
LL-39
LL-40
0 25 50 75 100
METRES
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS PROJECTED TO SECTION
LALUZ
LLHW

P&E Mining Consultants Inc.

ENDEAVOUR SILVER CORP.

TERRONERA PROJECT - LA LUZ DEPOSIT

AgEq BLOCK MODEL SECTION 1,500 W

Scale 1:2,000 June 2018

Appendix E – Terronera Project Block Model Cross Sections & Plans

517,400E
517,500E
517,600E
517,700E
517,800E
517,900E
518,000E
518,100E
518,200E
518,300E
2,299,100 N
2,299,000 N
2,298,900 N
2,298,800 N
2,298,700 N
2,298,600 N
2,298,500 N
MINERALIZED DOMAINS PROJECTED TO PLAN
LALUZ
LLHW
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
0
50
100
150
200
250
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
AgEq BLOCK MODEL PLAN 1,250 EL
Scale 1:4,000
June 2018

Appendix E – Terronera Project Block Model Cross Sections & Plans

517,400 E
517,500 E
517,600 E
517,700 E
517,800 E
517,900 E
518,000 E
518,100 E
518,200 E
518,300 E
2,299,100 N
2,299,000 N
2,298,900 N
2,298,800 N
2,298,700 N
2,298,600 N
2,298,500 N
0
50
100
150
200
250
METRES
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS
PROJECTED TO PLAN
LALUZ
LLHW
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
AgEq BLOCK MODEL PLAN 1,150 EL
Scale 1:4,000
June 2018

Appendix E – Terronera Project Block Model Cross Sections & Plans

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

29.6	APPENDIX F Classification Block Model Cross Sections & Plans

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS
PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL PLAN 1,600 EL
Scale 1:7,000
June 2018

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL PLAN 1,500 EL
Scale 1:7,000
June 2018

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
CLASS
INDICATED
INFERRED

P&E Mining Consultants Inc.

ENDEAVOUR SILVER CORP.

TERRONERA PROJECT

CLASS BLOCK MODEL PLAN 1,400 EL

Scale 1:7,000

June 2018

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL PLAN 1,300 EL
Scale 1:7,000
June 2018

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
SURFACE
REFERENCE LINE
LL-08
LL-16
LL-06
LL-07
LL-32
LL-05
0 25 50 75 100
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
LALUZ
LLHW
CLASS
INDICATED
INFERRED

P&E Mining Consultants Inc.

ENDEAVOUR SILVER CORP.

TERRONERA PROJECT - LA LUZ DEPOSIT

CLASS BLOCK MODEL SECTION 1,150 W

Scale 1:2,000 June 2018

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
REFERENCE LINE
SURFACE
LL-34
LL-33
LL-28
LL-17
LL-41
LL-18
LL-19
0
25
50
75
100
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
CLASS BLOCK MODEL SECTION 1,400 W
Scale 1:2,000
June 2018
MINERALIZED DOMAINS PROJECTED TO SECTION
LALUZ
LLHW
CLASS
INDICATED
INFERRED

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
REFERENCE LINE
SURFACE
LL-38
LL-40
LL-23
LL-39
0
25
50
75
100
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
CLASS BLOCK MODEL SECTION 1,500 W
Scale 1:2,000
June 2018
MINERALIZED DOMAINS PROJECTED TO SECTION
LALUZ
LLHW
CLASS
INDICATED
INFERRED

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

617,400 E
617,500 E
617,600 E
617,700 E
617,800 E
617,900 E
618,000 E
618,100 E
618,200 E
618,300 E
2,299,100 N
2,299,000 N
2,298,900 N
2,298,800 N
2,298,700 N
2,298,600 N
2,298,500 N
0 50 100 150 200 250
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
LALUZ
LLHW
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
CLASS BLOCK MODEL PLAN 1,150 EL
Scale 1:4,000
June 2018

Appendix F – Terronera Project Classification Block Model Cross Sections & Plans

517,400 E
517,500 E
517,600 E
517,700 E
517,800 E
517,900 E
518,000 E
518,100 E
518,200 E
518,300 E
2,299,100 N
2,299,000 N
2,298,900 N
2,298,800 N
2,298,700 N
2,298,600 N
2,298,500 N
N
0
50
100
150
200
250
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
LALUZ
LLHW
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
CLASS BLOCK MODEL PLAN 1,100 EL
Scale 1:4,000
June 2018

Appendix G – Terronera Project Cut & Fill Mining Method Terronera, Drift and Fill

29.7	APPENDIX G Cut and Fill Mining Method Steps: Terronera, Drift and Fill

Overview and Details

•	Terronera mineralization varies from <3m to >9m

•	Minimum mining width is dictated by machinery, and is assumed to be 2.4m after overbreak

•	Geotechnical considerations limit maximum width, which varies from 3.0m to 5.5m depending on location

•	Multiple parallel drifts on the same horizon will often be required to recover the mineralization

•	In some areas, parallel lenses exist. These are treated as separate zones if the pillar between the lenses is 4m wide or more, otherwise they are incorporated into a single zone depending on financial viability.

•	Cemented fill will be used where multiple parallel drifts are required to provide a stable wall for adjacent mining. To save on cement costs, where possible the smallest diameter drift will use 4% cement by mass cemented fill and the adjacent drift(s) will use uncemented rock fill.

•	In areas where a temporary sill pillar is left below, 8% by mass cemented fill will be used in all parts of the block

•	An escapeway will be installed at each end of the cut to allow egress from the mining block

Appendix G – Terronera Project Cut & Fill Mining Method Terronera, Drift and Fill

Appendix G – Terronera Project Cut & Fill Mining Method Terronera, Drift and Fill

Appendix G – Terronera Project Cut & Fill Mining Method Terronera, Drift and Fill

Appendix H – Terronera Project Cut & Fill Mining Method La Luz, Rescue

29.8	APPENDIX H Cut & Fill Mining Method Steps: La Luz, Resue

Overview and Details

•	La Luz mineralization varies in thickness from <0.5m to >1.1m

•	Minimum mining width is 0.9m, assumed to overbreak to 0.95m

•	Equipment requires a drift with a minimum width of 2.4m

•	First cut of a block is driven as a standard 2.4m wide development drift

•	All other cuts are slashed out from below with a jumbo

•	To minimize dilution, a jumbo will be used to drill upholes in the back from the cut below into the mineralized zone

•	Mineralized material will be blasted out and will fall into the lower cut, where it will be mucked out

•	After supporting the blasted area, the waste required to open the overhead cut will be drilled out and blasted into the cut below

•	An escapeway will be installed at the end of the cut to allow egress from the mining block

•	Because the undercut volume is greater than the volume of blasted waste, material will need to be hauled in to create a floor for the cut above

•	Cemented fill will be used where a temporary sill pillar is being left in the block below, otherwise rockfill will be used

Appendix H – Terronera Project Cut & Fill Mining Method La Luz, Rescue

Appendix H – Terronera Project Cut & Fill Mining Method La Luz, Rescue

Appendix H – Terronera Project Cut & Fill Mining Method La Luz, Rescue

Appendix I – Terronera Project Longhole Mining Method

29.9	APPENDIX I Longhole Mining Method Steps For Sill Pillar Recovery Terronera and La Luz

Overview and Details

•	Temporary pillars are left during the mining sequence to provide geotechnical stability

•	In the case of Terronera, they are also used to house a semi-permanent escapeway and ventilation drift parallel to the main haulage drift

•	Recovery of these pillars will be done with upholes using a longhole drill on a retreat basis

•	Pillar recovery will be at the end of mine life

•	Recovery areas will not be filled

•	Mining blocks above pillar areas will be entirely filled with 8% cement by mass CRF to create an artificial pillar above the temporary pillar to allow for undermining and recovery

•	The same drill to be used for La Luz can be used at Terronera, allowing flexibility of machinery

•	Hole diameter is expected to be 64mm with a maximum length of 20m

Appendix I – Terronera Project Longhole Mining Method

Appendix I – Terronera Project Longhole Mining Method

Appendix I – Terronera Project Longhole Mining Method

Appendix J – Terronera Project Mining Sequence

29.10	APPENDIX J Mining Sequence

Appendix J – Terronera Project Mining Sequence

Appendix J – Terronera Project Mining Sequence

Appendix J – Terronera Project Mining Sequence

Appendix K – Terronera Project Process Plant and Filter Plant Plans & Sections

29.11	APPENDIX K Process Plant and Filter Plant Plans & Sections

Appendix K – Terronera Project Process Plant and Filter Plant Plans & Sections

TABLE No. 1
TOPOGRAPHICAL COORDINATES REQUIRED POLYGON IMPACTED AREA
TABLE No. 4
LOCATION OF EXPLOTATION DRILLING HOLES FOR GEOTECHNICAL
TABLE No. 2
PROJECT DATA
TABLE No. 2 A
PROJECT DATA
TABLE No. 3
MINERAL STORAGE
WATER STORAGE TANKS
MILLING
CRUSHING
COARSE ORE STORAGE SHED
COARSE ORE STORAGE
LAYOUT
ABREVIATIONS
LEGEND
NOTES:
PFS APPROVED
ENDEAVOUR SILVER CORP.
PFS ENGINEERING
"TERRONERA"
1,500 MTPD MILLING CAPACITY
PROCESSING PLANT
GENERAL ARRANGEMENT
LAYOUT
1,500 MTPD MILLING CAPACITY
000
01
01
0
ENDEAVOUR
PMICSA

Appendix K – Terronera Project Process Plant and Filter Plant Plans & Sections

COARSE ORE STORAGE AREA CAP. 12,000 TONS.
MINERAL STORAGE SHED CAP. 2,000 TONS.
PRIMARY CRUSHING
VIEW 1-1
SECONDARY CRUSHING
ASSEMBLY LINE "A"
ABBREVIATIONS
FINE ORE STORAGE BIN 1500 TONS CAP.
LABORATORY
NOTES:
PFS APPROVED

ENDEAVOUR SILVER CORP.

PFS ENGINEERING

PROJECT: "TERRONERA" 1,500 MTPD MILLING CAPACITY PROCESSING PLANT

DESCRIPTION: GENERAL ARRANGEMENT VIEW 1

AUTHORIZATION	AREA	DISCIPLINE	NUMBER	REV.
	000	01	02	0

ENDEAVOUR SILVER

Appendix K – Terronera Project Process Plant and Filter Plant Plans & Sections

MILLING
TAILINGS THICKENER
FINE ORE STORAGE BIN

VIEW 3-3

000-01-01 SCALE 1:500

FLOTATION
OFFICES M.C.C. & SUBSTATION

VIEW 4-4

SCALE 1:500

ABBREVIATIONS

LE LEVEL
℄ CENTER LINE
WP WORKING POINT
NGL NATURAL GROUND LEVEL
FTL FLOOR TOP LEVEL
CTL CONCRETE TOP LEVEL
SL SIDEWALK LEVEL
STL [illegible]
STL STRUCTURE TOP LEVEL
TTL TANK TOP LEVEL
BBL BELT BOTTOM LEVEL
PTL PULLEY TOP LEVEL

NOTES:

1.- MEASUREMENTS IN MILLIMETERS.
2.- LISTED SCALE
3.- ELEVATION IN METERS, REFERED ABOVE MEDIUM SEA LEVEL.

PFS APPROVED

DATE: [illegible]

PMICSA

	DATE
DRAWN BY J. M. D. R.	[illegible]-11-10
DESIGNED BY [illegible]	[illegible]-11-10
CHECKED BY G. D. H.	[illegible]
CLIENT APPR.	

ENDEAVOUR SILVER CORP.

PFS ENGINEERING

PROJECT: "TERRONERA" 1,500 MTPD MILLING CAPACITY PROCESSING PLANT

DESCRIPTION: GENERAL ARRANGEMENT VIEWS 3 & 4.

AUTHORIZATION	AREA	DISCIPLINE	NUMBER	REV.
	000	01	04	0

ENDEAVOUR SILVER

Appendix K – Terronera Project Process Plant and Filter Plant Plans & Sections

A
B
NATURAL GROUND OUTLINE
PRIMARY CRUSHING
TRUCK SCALE
ROAD
SIDEWALK
VIEW 7-7
MINERAL STORAGE SHED AREA CAP. 2,000 TONS.
PRIMARY CRUSHING
PLANT WAREHOUSE
TRUCK SCALE
SCALE HOUSE
VIEW 8-8

ABBREVIATIONS

- LE LEVEL
- ℄ CENTER LINE
- WP WORKING POINT
- NGL NATURAL GROUND LEVEL
- FTL FLOOR TOP LEVEL
- CTL CONCRETE TOP LEVEL
- SL SIDEWALK LEVEL
- GTL GRATING TOP LEVEL
- STL STRUCTURE TOP LEVEL
- BBL BELT BOTTOM LEVEL
- PTL PULLEY TOP LEVEL

NOTES:

1.- MEASUREMENTS IN MILLIMETERS.
2.- LISTED SCALE
3.- ELEVATION IN METERS, REFERED ABOVE MEDIUM SEA LEVEL.

PFS APPROVED
DATE: JAN-30-18

	DATE		
DRAWN BY	J. M. D. G.	JAN-11-14	
DESIGNED BY	J.M.D.G./G.G.M.	JAN-11-14	
CHECKED BY	G. G. M.	JAN-29-14	
CLIENT APPR.			

ENDEAVOUR SILVER CORP.
PFS ENGINEERING
PROJECT: "TERRONERA" 1,500 MTPD MILLING CAPACITY PROCESSING PLANT

DESCRIPTION: GENERAL ARRANGEMENT VIEWS 7 & 8.

AUTHORIZATION	AREA	DISCIPLINE	NUMBER	REV.
	000	01	09	0

PMICSA
ENDEAVOUR SILVER

Appendix K – Terronera Project Process Plant and Filter Plant Plans & Sections

ROAD
ROAD
ROAD
ROAD
ROAD
TAILINGS
FILTRATION
LEGEND
ABBREVIATIONS
NOTES:
PLAN VIEW
ISSUED
FOR REVIEW

ENDEAVOR SILVER CORP.

"TERRONERA"
1,500 MTPD MILLING CAPACITY

GENERAL ARRANGEMENT
FILTRATION OF THE TAILINGS
PLAN VIEW

500	01	01	A